UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Filed at
Washington D. C.

SECOND AMENDED FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Original Date Filed: September 3, 2014

Date Filed: ____________________

File No: 24-10172

RX HEALTHCARE SYSTEMS, LTD.
(Exact name of issuer as specified in its charter)

COLORADO
(State or other jurisdiction of incorporation or organization)

109 E 7th Street, Suite 4375 Cheyenne, WY 82001
(307) 663-9874
(Address including zip code, and telephone number, including area code of Issuer's principal executive offices)

Anthony F. Wiezorek, 5305 E. Second St., Ste. 204, Long Beach, CA 90803
(562) 433-0386
(Name, Address, including zip code and telephone number, including the code of agent for service)

8090	**20-5864912**
(Primary Standard industrial Classification Code Number)	(IRS Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I - NOTIFICATION

ITEM 1. Significant Parties

(a)(b) The Issuers directors and officers are as follows:

Name

Ronald S. Tucker, Director, Chief Executive Officer, Chief Financial Officer

Business	Residential
1623 Tradewinds Lane	1623 Tradewinds Lane
Newport Beach, CA 92660	Newport Beach, CA 92660

Leticia I. Tucker, Director, Secretary/Treasurer

Business	Residential
1623 Tradewinds Lane	1623 Tradewinds Lane
Newport Beach, CA 92660	Newport Beach, CA 92660

(c) There are no general partners.

(d) The following are of record and beneficial owners of 5% or more of the issuer's common stock issued and outstanding at the time of filing.

EPIC Corporation, a Colorado corporation (OTC) "EPOR," is the parent company of the Company with approximately 88% of the Company's common stock. EPIC's business address is 109 E. 7th Street, Suite 4375 Cheyenne, WY 82001, and headquarters is 1623 Tradewinds Lane, Newport Beach, CA 92660.

(e) The beneficial owners of five percent or more of any class of the issuer's equity securities.

EPOR Corporation, a Colorado corporation, the parent company and Ronald S. Tucker and Leticia I. Tucker are the controlling parties of EPIC Corporation.

(f) The promoters of the issuer are:

Ronald S. Tucker

(g) Affiliates of the Issuer.

Ronald S. and Leticia I. Tucker are also officers and directors of EPIC Corporation.

Ronald S. Tucker,

Business	Residential
1623 Tradewinds Lane	1623 Tradewinds Lane
Newport Beach, CA 92660	Newport Beach, CA 92660

Leticia I. Tucker

Business	Residential
1623 Tradewinds Lane	1623 Tradewinds Lane
Newport Beach, CA 92660	Newport Beach, CA 92660

(h) Counsel to the Issuer concerning the proposed offering:

Anthony F. Wiezorek	Anthony F. Wiezorek
5305 E. Second St., Ste. 204	240 Prospect Avenue
Long Beach, CA 90803	Long Beach, CA 90803

(i) The underwriter with respect to the proposed offering: Not Applicable.

(j) The underwriters directors: Not Applicable.

(k) The underwriter's officers: Not Applicable.

(l) The underwriter's general partners: Not Applicable.

(m) Counsel to the underwriter. Not Applicable.

ITEM 2. Application of Rule 262

(a) There are no disqualifications pursuant to Rule 262.

(b) Not applicable.

ITEM 3. Affiliate Sales

No part of the proposed offer involves the resale of securities nor has the Issuer had a net income from operations of the character in which the Issuer intends to engage since its formation.

ITEM 4. The Offering will be made in Colorado by our officers and directors on a best efforts basis pursuant to Section 11-51-308(1)(p) of the Colorado Securities Act.

ITEM 5. Unregistered Securities Issued and Sold Within One Year

(a) The following unregistered securities were issued within one year prior to filing of this Form 1-A.

(1) **Name of Issuer**:

None.

(2) **Title and Amount of Securities Issued:**

None.

(3) **Aggregate offering price and basis of Computation:**

None.

(4) The names and identities of the persons to whom the securities were issued are:

None.

(b) Sales of unregistered securities.

Not Applicable.

(c) Indicate the section of Securities Act or Commission rule or regulation relied upon for exemption from registration requirements.

(1) None.

ITEM 6. Other Present or Proposed Offerings

None.

ITEM 7. Marketing Arrangements

None.

ITEM 8. Relationship with Issuer of Experts Name in Offering Statements.

Not Applicable.

ITEM 9. Use of a Solicitation of Interest Document

No solicitation of Interest Document will be used.

RX Healthcare Systems, Ltd.

CROSS REFERENCE SHEET

Item in Form 1-A		Location in Prospectus
1.	Cover Page of Offering Circular	Cover Page of Offering Circular
2.	Distribution Spread	Front Cover Page
3.	Summary Information and Risk Factors and Dilution	Summary; Risk Factors; Dilution
4.	Plan of Distribution	Plan of Distribution
5.	Use of Proceeds	Use of Proceeds
6.	Determination of Offering Price	Risk Factors -- Arbitrary Determination of Offering Price; Plan of Distribution -- Unit Pricing and Number of Units To Be Sold
7.	Description of Business	History And Business
8.	Description of property	Facilities
9.	Directors, Executive Officers and Significant Employees	Management
10.	Remuneration of Directors and Officers	Management -- Compensation.
11.	Security Ownership of Certain Beneficial owners and Beneficial Ownership	Beneficial Ownership
12.	Interest of Management or Others in Certain Transactions	Interest in Certain Transactions
13.	Securities Being Offered	Description of Capital Stock

PART II

Preliminary Offering Circular dated ___________, 2014

RX HEALTHCARE SYSTEMS, LTD.

$1,500,000

60,000 INVESTMENT UNITS
100 Units Minimum Purchase

RX Healthcare Systems, Ltd.,. a Colorado corporation, is a development stage company whose purpose is to design, develop, manufacture, distribute and sell healthcare products. Its temporary principal address is 109 E 17th Street, Suite 4375, Cheyenne, WY 82001, phone number (307) 663-9874, and its accounting and financial offices are located at 1623 Tradewinds Lane, Newport Beach, CA 92660.

Our officers and directors are offering on a best efforts basis 60,000 Investment Units at $25 per Unit (minimum purchase of 100 Units) and there is no minimum number of Units to be sold. Each Unit consists of 100 shares of Common Stock, 100 Series A Warrants, 100 Series B Warrants, 100 Series C Warrants and 100 Series D Warrants. Each warrant of each series of warrants is to purchase 1 share of common stock. The exercise price for the Series A through D Warrants, is $0.075, $0.20, $0.30, and $0.40 per share, respectively; and their expiration dates are respectively 24, 36, 48, and 60 months after the date the Offering Statement will be "qualified" by the order of the Commission or by the operation of the terms of Regulation A. The total number of shares being offered is 30,000,000 which consists of 6,000,000 shares in the 60,000 Units and 6,000,000 shares for a total of 24,000,000 shares for the Series A, B, C and D Warrants. **The offering of the common stock underlying the warrants is a continuous offering. There are no arrangements to place the funds received in an escrow, trust, or similar arrangement.** The offering will end on or before December 31, 2014.

The Company's board of directors may issue all or part of the Units, in the exercise of its discretion, for non-cash consideration from independent third parties, officers, directors or affiliated parties. It includes the cancellation of indebtedness for debts validly incurred and for money loaned, advanced, or incurred on behalf of the Company. See "Summary – Non-Cash Consideration."

THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS."

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Units	Price to Public[1]	Commissions[2]	Company Proceeds[3]
Per Unit	1	$25	$ 2.50	$ 22.50
Maximum	60,000	$1,500,000	$150,000	$1,350,000

1 The securities are offered for cash and/or non-cash consideration, and may be sold to officers, directors and/or affiliates of the company.

2 The offering is being made by our Officers and Directors on a best efforts basis and they will receive no remuneration. A commission of 10% may be paid to members of the National Association of Securities Dealers, Inc. ("NASD") for cash sales made by member broker-dealers. A three percent (3%) Due Diligence fee may be paid to selected NASD members in their capacity as Selling Agents.

3 Before deducting the Company's registration and distribution expenses estimated at $50,000.

Approximate Offering Commencement Date:___________, 2014.

SUMMARY

The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and Financial Statements and notes thereto, appearing elsewhere in this Prospectus.

Company

We are a development stage company that designs, develops, manufactures, distributes and sells healthcare products.

Report To Investors

The Company will furnish annual reports to its shareholders which may include audited or un-audited annual financial statements. The Company will prepare un-audited quarterly financial statements and periodic progress reports to shareholders upon request. The Company is not a reporting company under the Exchange Act of 1934, as amended. The Company's Common Stock is not currently listed on any quotation service.

The Offering

Terms

This is a best efforts offering under Sections 3(b) of the Securities Act of 1933, as amended, (the "ACT"), being made by our officers, directors for which they will not otherwise be compensated by commissions, fees, or otherwise. Interested Broker Dealers, Members of the National Association of Securities Dealers Inc. ("NASD") may enter into a selling agreement for which we anticipate paying a cash commission of 10% of the aggregate sale and providing the NASD firm unaccountable expenses, as provided by the NASD Rules. Units may be sold to officers, directors and/or affiliates of the Company.

Time Period

The Units are being offered for cash and non-cash consideration until sold or December 31, 2014, the first to occur.

Price

Twenty-five dollars ($25.00) per Unit for a total of 60,000 Units for an aggregate of $1,500,000, represented by cash or non-cash consideration, solely determined in value by Management in its best business judgment.

Non-cash Consideration

The Company's board of directors may issue all or part of the Units, in the exercise of its discretion, for non-cash consideration from independent third parties, officers, directors or affiliated parties. It includes the cancellation of indebtedness for debts validly incurred and for money loaned, advanced, or otherwise incurred on behalf of the Company. The board of directors will also consider other non-cash consideration such as acquisition of technology and business enterprises of independent third parties. At the current time other than our current debt no other non-cash consideration has been identified. The acceptance of non-cash items will be evaluated by the board of directors on any basis which the board deems appropriate and fulfills their responsibilities as directors. The aggregate value of non-cash consideration will be established by *bona fide* sales of that consideration made within a reasonable period of time, or, in the absence of sales, on the fair value or reasonable value as determined by the board of directors as a prudent purchaser.

The impact on not receiving cash from the sale of Units in whole or in part will not impair the company's ability to operate at its current development stage. The offering is to reduce debt and increase equity, provide funding with cash sales and the exercise of warrants and provide for the acquisition of technology and fund joint ventures with third parties to provide marketing and sales of the Company's products.

Units

Each Unit consists of 100 shares of Common Stock together with 100 Series A Warrants, 100 Series B Warrants, 100 Series C Warrants, and 100 Series D Warrants. Each warrant in each series can be exercised into one share of common stock. The exercise price for the Warrants is $0.075, $0.20, $0.30 and $0.40 per share, respectively (cash or non-cash consideration). The expiration dates are 24, 36, 48 and 60 months, respectively from the date the Offering Statement will be qualified upon order of the Commission or by the operation of the terms of Regulation A (the "Expiration Dates"), unless the Expiration Dates are extended by the Company. **The offering of the common stock underlying the warrants is a continuous offering.** See OFFERING AND DISTRIBUTION

Common Stock – Before Offering 35,500,000.

Common Stock After Offering	41,500,000 shares, excluding the exercise of the Series A through Series D Warrants.
Estimated Value of Offering	$1,500,000 upon the sale of 100% of the Units (before the exercise of the Series A through Series D Warrants.
Use of Proceeds	Will be used to reduce debt, pay for general & administrative expenses, marketing, advertising and product promotion.
Dividends	We do not currently anticipate paying cash or stock dividends.
Risk Factors	Our securities involve a high degree of risk including substantial and immediate dilution.
Stock Pricing	The offering price of our securities has been arbitrarily determined by our directors and bears no relationship to the assets, book value, earnings, or net worth (current or anticipated).
Market for Common Stock	There has been no market for our securities prior to the Offering, and no assurance can be given that any such market will develop or be maintained.
Certain Relationships	Investors should be aware of the following relationships: Ronald S. Tucker and Leticia I. Tucker, officers, directors and shareholders of the Company are also officers, directors, and majority shareholders of EPIC Corporation, the parent of the Company.

RISK FACTORS

In addition to the other information in this Offering Circular, prospective purchasers of the Units offered hereby should consider carefully the following factors in evaluating the Company and its business.

The Company Has Limited Operating History

Our company is a development stage company. Its limited operating history includes the development of multiple products made from ***AcuFAB®*** and the identification of market segments for those products, and the distribution of a large number of samples to users in those market segments, and obtaining testimonials from users. The Company has not been able to penetrate the market segments because of the lack of experience and contacts with within those market segments. See HISTORY AND BUSINESS - Plan of Operation

The Company Requires Capital For Marketing and Advertising

The Company has working capital and current assets of $4,760 which is insufficient working capital to conduct Marketing and Advertising in the market segments identified by the Company. We must raise substantial capital to market and to advertise the Companies products and there is no assurance the Company will be able to raise such capital from this offering or the exercise of warrants. See HISTORY AND BUSINESS - Business Description

Lack of Management Experience in Marketing And Selling In Its Market Segments

The two officers and directors of the Company have no experience in marketing and selling the Company's products in the identified market segments. See HISTORY AND BUSINESS - Business Discription

The Company has a single source of AcuFAB® fabric

The textile mill that produces the AcuFAB® fabric is a sole source of supply, but the AcuFAB® products can be made by many contract sewers.

The Company Lacks of Significant Revenues

We are a development stage company and since January 2012, have generated less than $2,000 dollars in actual sales of products made from ***AcuFAB®***. The revenues reflected in our financial statements since 2012 reflect samples provided to users free of charge and which where deducted as the gross profit was expensed as an advertising expense. The Company will not experience significant revenues until it is able to engage with parties with experience in the Company's identified market segments. See HISTORY AND BUSINESS – Business Description and HISTORY AND BUSINESS – Plan of Operation

The Company Can Sell Units For Non-Cash Consideration

We can sell all or part of the Units of this offering for non-cash consideration which would result in limited or no cash being raised from the offering possibly resulting in a negative effect on the Company. See SUMMARY – Non-cash Consideration

The Company's Need for Additional Financing

Cash proceeds of this offering may not provide the Company with sufficient funds to conduct Marketing and Advertising activities. There can be no assurance that additional capital will be available on terms favorable to us, if at all. See USE OF PROCEEDS, CAPITALIZATION and DILUTION

The Company Is Subject To Conflicts of Interest

Possible conflicts of interest may arise in the operation of the Company with decisions made by the Officers and Directors of the Company which may contrary to the best interests of the Company. Such conflicts would be because the Company's Directors and Officers are also the Director's and Officers of the Company's parent corporation.

In order to resolve conflicts of interest on issues involving the Company and its affiliates, the issues between the Company's affiliates will be determined, after full disclosure, by a good faith vote of disinterested members of the Company's board of directors or shareholders; or that the issue was fair, just and reasonable as to the Company at the time it was authorized, approved and ratified by the Company's board of directors

Our Counsel has furnished, and in the future may furnish, legal services to possible affiliates. There is a possibility that in the future the interests of the various possible affiliated parties may become adverse as described in the Code of Professional Responsibility of the legal profession, and counsel may be precluded from representing one or all of such parties. If any situation arises in which the interests of the Company appear to be in conflict with those of its respective affiliates, additional counsel may be retained by one or more of the parties to assure that the interests of the Company are adequately protected.

There Is No Market for Securities

The Units and the securities constituting them pursuant to this offering are not restricted, but there is no present market being made in the Common Stock, or any of the Series of Warrants to be issued by the Company. As a result, purchasers of Units may not be able to liquidate their investments if there is an emergency. There is no guarantee a market will be made in the Common Stock or Warrants of the Company. Consequently, the purchase of the Units should only be considered as a long-term investment.

The Company Faces Significant Competition

We will compete with other larger well-established companies with greater financial resources and well established channels of distribution in the market segments in which the Company wants to engage. The competition may be able to prevent the Company from effectively becoming engaged in those markets.

The Offering Price Has Been Arbitrary Determined

The initial public offering price of the Units has been arbitrarily determined by us and does not or will not necessarily bear any relationship to the assets, book value, earnings, or our net worth or any other recognized criteria of value. Although the factors considered in determining the offering price included the general condition of the securities market, evaluation of prospective products, the prospects of the industry in which the Company is engaged, and sales and other financial projections of the Company, these factors are very subjective and we make no representations as to any objectively determinable value of the Units offered hereby. There is no assurance the Units offered hereby can be resold at the offering price, if at all.

In determining the offering price, we considered our desire to (i) conduct the Offering in a manner that will achieve the widest distribution of the Common stock; (ii) provide liquidity in the Common Stock subsequent to the Offering; (iii) and comply with the minimum per share requirement of NASD. See PLAN OF DISTRIBUTION - Stock Pricing and Number of Units to be issued

Investor will Experience Immediate Dilution

Investors in this Offering will experience immediate dilution of the net tangible book value of $0.191 per share or 76.4% of the offering price. See DILUTION

The Company Is Under The Control Of The Existing Stockholder

EPIC Corporation now and after the Offering will own a controlling interest. Accordingly, it would be able to elect a majority of our directors and to determine the outcome of the corporate actions requiring stockholder approval, regardless of how other stockholders of the Company may vote. The beneficial owners of EPIC are Ronald S. Tucker and Leticia I.Tucker who are the officers and directors of EPIC and the Company. See BENEFICIAL OWNERSHIP

The Possible Effect Of "Penny Stock" Rules On Liquidity Of The Company

Our securities may become subject to certain rules and regulations promulgated by the Securities and Exchange Commission ("Commission") pursuant to the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 (the "Penny Stock Rules") which impose strict sales practice requirements on broker/dealers which sell such securities to persons other than established customers and certain "accredited investors." For transactions covered by the Penny Stock Rules, a broker/dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent for the transaction prior to sale. Consequently, such rule may affect the ability of broker/dealers to sell the securities and may affect the ability of purchasers in this offering to sell any of the securities acquired hereby in the secondary market.

The Penny Stock rules generally define a "penny stock" to be any security not listed on an exchange or not authorized for quotation on the NASDAQ Stock Market and has a market price (as therein defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. For any transactions by broker/dealers involving a penny stock (unless exempt), the rules require delivery, prior to a transaction in a penny stock, of a disclosure document relating to the market for the penny stocks. Disclosure is also required to be made about compensation payable to both the broker/dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stocks.

The foregoing penny stock restrictions will not apply to the Company's securities if such securities are listed on an exchange or quoted on the NASDAQ Stock Market and have certain price and volume information provided on a current and continuing basis or if the Company meets certain minimum net tangible asset or average revenue criteria. There can be no assurance that the Company's securities will qualify for exemption from the Penny Stock Rules. In any event, even if the Company's securities were exempt from the Penny Stock Rules, they would remain subject to Section 15(b)(6) of the Exchange Act, which gives the Commission the authority to prohibit any person that is engaged in unlawful conduct while participating in a distribution of a penny stock from associating with a broker/dealer or participating in a distribution of a penny stock, if the Commission finds that such a restriction would be in the public interest. If the Company's securities were subject to the rules on penny stocks, the market liquidity for the Company's securities could be severely affected.

There may be changes in Market Conditions and Securities Regulation

The stock market conditions may change and the Securities Exchange Commission and the State Regulators may change the regulations in a manner that makes it unfeasible to arrange for public offerings.

The Company's Directors Are Able To Issue Blank Check Preferred Stock

The Company's Articles of Incorporation provide the Directors with the ability to establish one or more series of preferred stock with any rights preferences and privileges which the directors of the Company deem proper in the exercise of their reasonable judgment without the authority or approval of the Company's shareholders. The board of directors may establish one or more series of preferred shares with preferences that may reduce the value of the common stock of the Company. See DESCRIPTION OF CAPITAL STOCK

HISTORY AND BUSINESS

CORPORATE CAPITALIZATION HISTORY

We were incorporated in the state of Colorado on March 29, 2006, and are a majority owned subsidiary of EPIC Corporation (OTC: EPOR) ("EPIC") which is a record and beneficial owner of 30,500,000 shares of our common stock representing 86% of the issued and outstanding securities. **The Company since its inception has been and currently is a development stage company.** Its business activity has been in the development of healthcare products.

The executive offices are located at 109 E. 17th Street, Suite 4375, Cheyenne, WY 82001, telephone (307) 663-9874. The accounting and financial offices are located at 1623 Tradewinds Lane, Newport Beach, CA 92660, telephone (949) 548-7005.

The Company was incorporated by R Tucker & Associates, Inc., and in January 2007 issued R Tucker & Associates, Inc. 1,000,000 shares of its common stock for cash of $10,000. The shares were issued under Section 4(2) of the Securities Act of 1933, as amended ("Act").

The Company prepared and filed an Offering Statement under Regulation A of the Securities Act of 1933, as amended ("Act"), which became effective in August 2007. Pursuant to the Offering Circular we issued 520,000 investment units representing 520,000 shares and warrants in exchange for the cancellation of a License Fee of $130,000; 200,000 investment units representing 200,000 shares and warrants for the cancellation of indebtedness for organizational costs in the amount of $50,000; and 280,000 investment units representing 280,000 shares and warrants for $70,000 in cash. The warrants were subsequently cancelled.

The Company in September 2007 issued 1,000,000 shares as the prepayment of $24,000 or $0.024 per share pursuant to a management agreement with EPIC Corporation. The shares were issued under Section 4(2) of the Act.

The Company in September 2009 issued 5,100,000 shares of its common stock in exchange for assets owned by EPIC. The shares were issued under Section 4(2) of the Act. The Company also redeemed 1,000,000 shares of its common stock from R Tucker & Associates, Inc., for the issuance of a promissory note in the face amount of $200,000 convertible into shares of the Company's common stock.

In October 2010 the company declared a stock dividend of 4 shares for each one share issued and outstanding.

BUSINESS HISTORY

Between January 2007 and September 2009, the Company was commercializing a remote control automatic spraying system for sale to mosquito abatement districts. Then in September 2009, the Company became a consolidated subsidiary of EPIC Corporation, a financial, business and corporate development services company. EPIC reevaluated the Company's business plan and established a new plan to engage in the acquisition of interests in skilled nursing, assisted living and other healthcare facilities; the management of healthcare real estate, and the operation and management of healthcare facilities.

In October 2009, EPIC entered into an agreement to provide financial services to Senior Care Holdings, Inc., for five years, for which Holdings would pay EPIC $600,000 per year, payable $50,000 per month ("Consulting Agreement"). However, Holdings could terminate the agreement at the end of the first year, if EPIC was unable to raise $2,000,000 for Holdings. In January 2010 EPIC assigned the Consulting Agreement to the Company. Then in February 2010 the agreement was terminated by Holding's by its failure to pay the consulting fee and EPIC was not able to raise the $2,000,000. The agreement now is of no significance to the Company.

In December 2009, EPIC and Holdings entered into an agreement ("Master Agreement") to form a master limited liability company ("Master") with the operating and management companies of 10 skilled nursing and assisted living healthcare facilities owned by Holdings, and EPIC would acquire a preferential 50% interest in Master.

In December 2009, EPIC assigned its rights to the 50% interest in Master to the Company, and EPIC formed Master for Holdings and was working to raise the $2,000,000 necessary for the purchase of the 50% interest in the profits of Master. EPIC had until September 30, 2010, to raise the capital; and if it was raised by that time the interest in Master would be taken in the name of the Company.

Then in February 2010, a conflict arose between EPIC and Holdings and Holdings withheld payments under the Consulting Agreement and failed to cooperate with EPIC preventing it from raising the $2,000,000 purchase price for the interest in Master. The Master Agreement was therefore terminated and now is of no significance to the Company

In July 2010, EPIC was presented an opportunity to import and to sell a Sleep Pad. EPIC and the Company investigated potential markets for this product. EPIC placed an order for 100 pieces which were received in November 2010. It was determined that the cost of importing the product was too high and no agreement was ever reached.

In 2011, a major textile mill was engaged to reverse engineer the fabric. In October 2011, the development project was complete and in December 2011, EPIC received the first production run of the industrial and medical textile called AcuFAB®. EPIC and the Company, from 2012 to the present, have made several products from AcuFAB® and provide these products to potential users and some gave testimonials. During this time EPIC obtained research about its AcuFAB® products and potential market segments for those products.

An application for a Trademark for ACUFAB and ACUPAD was filed on June 27, 2012. The Trademark ACUFAB was registered on February 19, 2013,(Reg. No. 429843) in the United States and on January 23, 2013, (Reg. No. 3143797) internationally. The ACUPAD Trademark was not registered.

On December 3, 2013, a Design Patent was filed with the US PatentOffice for ***AcuFAB®*** as an Industrial and Medical Textile. On April 1, 2014, a Design Patent was issued (Patent No. US D 701,701 S) by the US Patent Office.

On September 22, 2013, the Company entered into an Exclusive License Agreement with EPIC Health Plc. for the exclusive right to distribute ***AcuFAB®*** and it products in North, Central and South America in exchange for 3,900,000 of the Company Preferred Stock. Then on March 1, 2014, in a Memo of Agreement - Liquidation ("Memo") EPIC Health Plc and the Company agreed to terminate and cancel the Exclusive License Agreement of September 22, 2013, and the 3,900,000 shares of the Company's Preferred Stock. Pursuant to the Memo,Tensleep Trust (a non-affiliate of the Company) and the Company entered into and Exclusive License Agreement on April 28, 2014 ("New License"), where the Company would have the exclusive rights to distribute ***AcuFAB®*** and its products in the United States to consumer market segments and this agreement provided for the License Agreement be executed as of September 22, 2013, the date of the original sublicense. The License gives the Company the exclusive right to sell products made with a patented designed fabric which provides a microclimate and provides blood circulation that established competitive products do not provide and which are sold to established consumer market segments.

The Company under the New License has the right to purchase the ***AcuFAB®*** products fabricated by EPIC, fabricate the ***AcuFAB®*** products from the fabric purchased from EPIC, to distribute the ***AcuFAB®*** products to distributors, wholesalers and retailers to sell the ***AcuFAB®*** products directly to consumers through established websites, and sublicense to third parties.

The Company in consideration for the license will pay (1) a one time license fee of $1,000,000 in the form of a promissory note (the note may be paid in all or part with registered securities of the Company); (2) one half of any sublicense one time license fee; and (3) a royalty of 10% of Company's net sales of the ***AcuFAB®*** products.

BUSINESS DESCRIPTION

EPIC and the Company for over two years have been developing products made with ***AcuFAB®***, identifying market segments for those products, attempting to develop brand awareness by distributing samples, obtaining testimonials from users of the products, and identifying methods of distribution for those products. It has been during this time that we have learned that ***AcuFAB®*** is a unique and one of a kind fabric that can be used to make many products that are established products and that can be sold in medical, healthcare, and consumer markets.

The products developed from ***AcuFAB®*** include: ***AcuFAB®*** itself, pressure overlays, shoe insoles, auto seat pads, chair pads, pillow cover, pet bed pads, yoga pad, acupressure mat, baby crib pad, compression pads, and saddle blankets. All of these products provide what competitor products cannot provide, air ventilation (microclimate) and blood circulation.

EPIC and the Company have developed several websites to market some of the products. The websites include www.epicistore.com, www.acufabric.com, www.acupads.com, and www.acufabinsoles.com. The result has been limited cash sales due to lack of funds for marketing and advertising.

AcuFAB® is a unique one of a kind acupressure spacer fabric. Spacer fabrics have top and bottom textiles held together by equidistant fibers can provide technological solutions to medical conditions. With the optimization of materials and technologies spacer fabrics have two important properties: (1) they insure a directed transport of fluids and heat becomes possible; and (2) pressure resistance. These qualities of restrictive pressure and micro-climate, which prevents overheating and sweating of the skin, ensure their use for medical textiles.



Fig. 1 Spacer fabrics – two textile areas are interconnected by pol filaments encouraging a directed liquid and heat transport. *a* Scanning microscopy of spacer fabrics demonstrating the monofil filaments interconnecting the textile areas. *b* Details of the pol filament construction. *c* Schematic presentation.

Spacer fabrics that consist of two textile layers held by spacer threads in defined and flexible spacing provide interesting textile solutions for medical use. The mechanical, micro-climate features provide excellent air-permeability and thermoregulation. This allows such textile structures to be used to prevent chronic wounds.

Spacer fabrics that consist of two textile layers held by spacer threads in defined and flexible spacing provide interesting textile solutions for medical use. The mechanical, micro-climate features provide excellent air-permeability and thermo-regulation. This allows such textile structures to be used to prevent chronic wounds.

AcuFAB® as a space fabric has a unique and proprietary design and architecture. Its architecture consists of 100% polyester yarn knitted into alternating ridges which provide limited resistive pressure points and channels which provide a



Fig. 2 AcuFAB® is made with 100% polyester fibers, with restrictive ridges and micro-climate channels.

micro-climatic quality running down the length of the fabric, with a single flat surface formed at the bottom of the channels. Its ridges and channels are designed to conform to and run parallel to the meridian acupressure points in the human body. This architecture allows for the soft ridges to support the whole body weight with limited pressure points contacting the body's surface tissues. The ridges are also designed to apply pressure against the acupressure points giving a natural gentle massage effect and easing chronic pain. The ridges never lose their shape, cave in or matt.

The channels apply no pressure against the body's surface tissues allowing for micro-climate features with natural air-permeability preventing overheating and sweating of the skin. This means more blood carrying oxygen reaches the body's surface tissues and there is a natural air flow within the fabric that helps maintain a more temperate body temperature.

The ***AcuFAB®*** **Pressure Overlay** and support surface is a unique, new, and simple approach to prevent the development of pressure ulcers, provide natural pain relief, and provide therapeutic sleep comfort. Its knitted 100% polyester spacer fabric with ridges designed to cushion and to support the whole body but limit pressure points on the high stress body areas resting on the ridges. The channels prevent squeezing or crushing the blood and lymphatic vessels (the dispersion effect); the channels allow an increase in circulation and ventilation, and a decrease in moisture while retaining mild body warmth. The ridges softly mold and conform to the body's natural curves, reshape to any sleeping position, and provide greater support to areas prone to strain as the body settles into the pad.

The **AcuFAB® Pressure Overlay** and support surface are sized to fit any bed and can be used under or on top of a bed sheet with the ridges facing up from the bed. Fig. 2 is a photo of the California King Size **AcuFAB® Pressure Overlay.**

The ***AcuFAB*® Insoles** are unique, new, and a simple approach to prevent the development of pressure ulcers and reduces foot fatigue. It is made of a knitted 100% polyester specialty spacer fabric with alternating parallel ridges and channels. The ridges are designed to cushion and to support the body while standing. The convex channels limit pressure points on the surface tissues of high stress body areas resting on the ridges. The channels by not pressing against the body areas prevent squeezing or crushing of the blood and lymphatic vessels. These channels allow an increase in blood circulation and air ventilation, and a decrease in moisture while retaining mild body warmth. The ridges softly mold and conform to the foot's natural curves, reshape to any standing position, and provide greater support to areas prone to strain as the body settles into the pad. On the back of the insoles is a 100% polyester foam to kept the insoles from slipping and provide more cushion.

The ***AcuFAB*® Seat and Chair Pads** are unique, new, and a simple approach to prevent the development of pressure ulcers and allows more comfort for longer periods of sitting. They are made of a knitted 100% polyester specialty spacer fabric with alternating parallel ridges and channels. The ridges are designed to cushion and to support the body while sitting. The convex channels limit pressure points on the surface tissues of high stress body areas resting on the ridges. The channels by not pressing against the body areas prevent squeezing or crushing of the blood and lymphatic vessels. These channels allow an increase in blood circulation and air ventilation, and a decrease in moisture while retaining mild body warmth. The ridges softly mold and conform to the body's natural curves, reshape to any sitting position, and provide greater support to areas prone to strain as the body settles into the pad. One the back of the seat and chair pads is a 100% polyester foam to kept the chair and seat pads from slipping.

The ***AcuFAB*® Compression Pads** are unique, new, and a simple approach to prevent chronic wounds and wound healing.

The ***AcuFAB*® Pillow Covers** are unique, new, and a simple approach to prevent pressure sores and provided for a more even body temperature around the head when lying down or sleeping.

The ***AcuFAB*® Pet Bed Pads and Baby Crib Pads** are unique, new, and a simple approach to provide pets and babies with a therapeutic surface to sleep more soundly.

The ***AcuFAB*® Yoga Mat** is a new unique and simple approach to provide users with a more comfort and less fatigue while working out.

The ***AcuFAB*® Acupressure Mat** is a new unique and simple approach to provide users with a gentle message.

Market

During the last 3 years we have identified several market segments: medical (wound care, prevention of pressure sores); home healthcare (pressure overlay surfaces and shoe inserts) and consumer healthcare products (sleep surfaces, footware). These are substantial, existing market segments in which we are making contacts with manufacturers of products who could use ***AcuFAB*®** in their consumer products. The Company is also making contacts with third-party companies and individuals that distribute and sell our type of products directly to consumers, and has established websites to directly sell products to consumers.

The Company has experienced few cash sales of the products, but has provided institutions and individuals with samples for evaluation and acceptance.

Research And Development, Environment

The Company has spent no amount of cash or other consideration for research and development and has incurred no such costs. Our operations will have no effect on the environment which would require us to comply with any environmental laws.

Government Regulation

We are not and do not plan to conduct any business that would require government regulation.

Employees And Labor Relations

The Company has one full time and one part time employee and is not subject to any labor contracts.

Material Shortages

EPIC Corporation purchases the ***AcuFAB®*** fabric from the textile mill that developed the fabric and because of the special technology and know-how of the mill, it is our sole source of supply for the fabric. The mill is a long established, stable and financially strong textile mill. The fabric is made of 100% polyester which is purchased by the mill. They purchase large quantities of polyester for other fabrics produced for other customers. Polyester is a synthetic polymer that is used in a variety of different products and is produced through out the world.

Cyclicality

The ***AcuFAB®*** products are basic commercial and consumer products which are not subject to major cyclical variations.

Competition

The business in which we plan to engage is highly competitive, and is composed of may companies which are well financed and have a performance history.

Facilities

The Company is provided office space by an affiliate and pays no rent. Production and warehousing for the ***AcuFAB®*** products are provided by an independent contractor at a cost based on the cost of the production of product. The production and warehousing facilities provided by the independent contractor are suitable and adequate for the Company's business.

PLAN OF OPERATION

The Company's plan of operation for the next 12 months consists of the following:

1. The Company will build its equity buy reducing its capital debt with the offering. This will be accomplished within 30 days of the effective date of the offering.

2. The Company's focus, for the next 12 months, will be on developing joint ventures with multiple individuals and enterprises that have the experience and contacts to sell the ***AcuFAB®*** pressure overlays and ***AcuFAB®*** insoles. We have made contact with several parties that have expressed an interest in a joint venture, but to date no agreement has been reached. When an agreement is reached, if at all, the first to agree should be within the next three months. No funds from the offering will be required in seeking or engaging in the joint ventures. The joint ventures are for the distribution and direct sales by them of the ***AcuFAB®*** products without the use of any offering funds.

3. No funds from the offering are required for the purchase of the ***AcuFAB®*** products for the initial sales of those products. The Company is not required to inventory the products or to deliver them. EPIC has an inventory of fabric sufficient for initial sales. EPIC to produce the ***AcuFAB®*** products outsources the production and fulfillment service to independent contractors on a per order basis.

4. The Company to make direct sells, to promote its brand, to advertise and to market the ***AcuFAB®*** products will incur substantial costs. These activities will require at least $100,000 in cash from the offering or from the exercise of warrants. None of the described activities in this paragraph will start until the Company has the necessary funding to start, which is estimated to be in six to nine months from the effective date of the offering.

USE OF PROCEEDS

Based on a public offering price of $25.00 per Unit for the 60,000 Units, we will receive $1,500,000 in cash and/or non-cash consideration if the maximum number Units are sold and the sales are all made by our management and none by NASD broker dealers (who could receive a ten percent [10% commission on sales made by them].

The following table illustrates the allocation of proceeds from the offering if 10%, 25%, 50%, 75% and 100% the maximum number of Units are sold:

	ASSUMING				
	Sales of 6,000 Units	Sales of 15,000 Units	Sales of 30,000 Units	Sales of 45,000 Units	Sales of 60.000 Units
Total Offering	$150,000	$375,000	$750,000	$1,125,000	$1,500,000
Offering Expenses	50,000	50,000	50,000	50,000	50,000
Reduction of Debt	95,000	320,000	695,000	1,070,000	1,350,000
Advertising Marketing	0	0	0	0	100,000
General & Administrative	5,000	5,000	5,000	5,000	50,000
Total	$150,000	$375,000	$750,000	$1,125,000	$1,000,000

Funds or Units from the offering may be used to pay or to discharge all the offering expenses and all or part of the indebtedness of the Company. The indebtedness includes: a convertible note for $200,000 issued in redemption of 1,000,000 shares of the Company's common stock in September 2009; a promissory note in the amount of $1,000,000 issued for the license on September 22, 2013, $10,000 for cash loaned in December 2011; and accrued interest on the notes. Pending application of cash proceeds as described above, the Company intends to invest the net cash proceeds of this offering in investment-grade, short-term securities according to Rule 15c2-4 as promulgated under the Exchange Act. No NASD member or any affiliated, associated, or related person will receive a commission on the net proceeds from the sale of the Units through repayment of or cancellation of indebtedness.

CAPITALIZATION

The following table sets forth the capitalization of the Company (i) as of June 30, 2014, and (ii) as adjusted to reflect the sale by the Company of a maximum 60,000 Units at an assumed public offering price of Twenty-five Dollars ($25.00) per Unit less the offering costs of $50,000, excluding the exercise of the Series A through Series D warrants that have been exercised. This table should be read in conjunction with the Financial Statements and related notes thereto included elsewhere in this Offering Circular.

	June 30, 2014			
		Adjusted		
	Actual	50% Units Sold	75% Units Sold	100% Units Sold
Debt	$1,210,000	$1,210,000	$1,210,000	$1,210,000
Shareholders' equity (deficit)				
Shares of Common Stock issued & outstanding	35,500,000	38,500,000	40,000,000	41,500,000
Capital Account - Stated Value of $0.01 per share	355,000	385,000	400,000	415,000
Additional Paid-In Capital[1]	350,328	1,020,328	1,380,328	1,740,328
Retained earnings	(403,067)	(403,067)	(403,067)	(403,067)
Current Net Income (Loss)	(43,740)	(43,740)	(43,740)	(43,740)
Total Shareholders' Equity	258,521	958,521	1,333,521	1,708,521
Total Capitalization	1,468,521	2,168,521	2,543,521	2,918,521

1 The additional paid-in capital is calculated by deducting the value of units sold less the Stated value of the Offering shares issued less the cost of the offering costs plus actual value:

50% sold is 750,000 - 30,000 - 50,000 + 350,328 = 1,020,328
75% sold is 1,125,000 - 45,000 - 50,000 + 350,328 = 1,380,328
100% sold is 1,500,000 - 60,000 - 50,000 + 350,328 = 1,740,328

DILUTION

The net tangible book value of the Company at June 30, 2014, was $248,531, or $0.007 per share of Common Stock (248,531/35,500,000=0.007) before the offering. "Net tangible book value" per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sales of the offering by the Company of the 60,000 Units offered hereby at a public offering price of $25 per Unit or $0.25 per share, the pro forma net tangible book value after the offering, but before the exercise of all warrants would be $1,708,521 or $0.041per share (1,708,521/41,500,000 = 0.041). This represents an immediate increase in net tangible book vale of $0.029 per share to existing stockholders and a decrease of $0.191 per share to the purchasers of the units.

	Offering
Assumed initial public offering price per share	$0.25
Net tangible book value before offering	0.007
Increased book value per share attributable to new investor	0.029
Pro forma net tangible book value after offering	0.041
Net tangible book value dilution to new investors	0.191

The following table sets forth, on a pro forma basis as of June 30, 2014, the number of shares of Common Stock purchased from the Company (it does not assume a conversion of the outstanding Series A through Series D Warrants to Common Stock), the total consideration and the average price per share paid by the existing holders of Common Stock, and the price to be paid by the new investors (assuming an initial public offering price of $.25 per Unit which is allocated to the share of common stock within the Unit before deducting the underwriting discounts and commissions and estimated offering expenses).

	Shares Purchased		Total Consideration Paid		Average Price
	Number	**Percent**	**Amount**	**Percent**	**Per share**
Existing Shareholders	35,500,000	85.54%	695,328	31.67%	$0.02
New Investors	6,000,000	14.46%	1,500,000	68.33%	$ 0.25
Total	41,500,000	100%	2,195,328	100%	

MANAGEMENT

The directors and executive officers of the Company are set forth below.

Name	Position
Ronald S. Tucker	Director, Chairman, Chief Executive Officer, President and Chief Financial Officer
Leticia I. Tucker	Director, Secretary/Treasurer

Ronald S. Tucker, 75, since 2006 has been the Chief Executive Officer, Chief Financial Officer and Director, and founder of Company, and holds similar positions with EPIC Corporation (OTC:EPOR) formerly Tensleep Corporation (OTC: TENS) since 1997. Mr. Tucker was also the founder and former officer and director of Tensleep Technologies, Inc. (OTC:TNSP), which is now Commodore International, Inc. (OTC:CDRL) Since 1990, to present, Mr. Tucker was the founder has been and now is the President and a director of R Tucker & Associates, Inc, a financial and corporate development consulting firm. Mr. Tucker is a graduate of the University of California at Los Angeles where he received a Bachelor of Science while majoring in finance and accounting. Mr. Tucker is also a graduate of the Loyola University School of Law. Mr. Tucker is the husband of Leticia I. Tucker and a member of the California and Texas Bar Associations.

Leticia I. Tucker, 72, since 2006 is a Director and is the Secretary/Treasurer of the Company and holds similar positions with EPIC Corporation since 1997. She is the wife of Ronald S. Tucker, and for more than ten years has provided accounting and financial services for various small businesses.

Each director serves for a term of one year and is subject to reelection at the annual meeting of shareholders.

Compensation

Our two officers and directors, during each year, to conserve capital, have agreed to work for no compensation. At the end of each fiscal year the Board of Directors will review the financial results of the Company to determine whether to enter employment agreements with the officers and establish compensation for the directors for the following year.

Employment Agreements

The Company at this time has not entered into an employment agreement with any of the officers or directors. The management does not believe that an agreement will be entered into until after September of 2016.

Limitation of Liability and Indemnification

Our Bylaws provide that the Company will indemnify its Directors and officers to the fullest extent permitted by law against certain losses which may be incurred in connection with any proceeding which arises by reason of the fact that such person is or was an agent of the Company. The Company believes that indemnification under the Bylaws covers at least negligence and gross negligence by an indemnified party, and permits the Company to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay those advances if it is ultimately determined that the indemnified party is not entitled to indemnification.

In addition, our Articles of Incorporation provide that, pursuant to Colorado law, our Directors shall not be liable to the Company or its stockholders for monetary damages for and act or omission in the Director's capacity as a Director. This does not eliminate or limit the liability of a Director to the extent the Director is found liable for a breach of the Director's duty to loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, or a knowing violation of the law, for actions leading to improper personal benefit to the Director and for an act or omission for which the liability of the Director is explicitly provided by applicable statute. The provision also does not affect a Director's responsibilities under any other law, such as federal securities laws or state and federal environmental laws.

BENEFICIAL OWNERSHIP

As of June 30, 2014, we had 35,500,000 shares of its Common stock issued and outstanding. The following schedule tabulates holders of Common Stock of the Company by each person who holds of record or is known by Management of the Company to own beneficially more than five percent (5%) of the Common Stock outstanding, and, in addition, by all Officers and Directors of the Company Individually, and as a group. The Shareholders listed below have sole voting and investment power.

Ownership

Class	Name	Amount Owned Before Offering	Percent of Outstanding
Common	EPIC Corporation[1] -- Parent Company 1623 Tradewinds Lane Newport Beach, CA 92660	30,500,000	85.9%
Officers and Directors as a group (2)		1,000,000	2.8%
Total Issued and Outstanding		35,500,000	88.7%

[1] Ronald S. Tucker and Leticia I. Tucker are Officers and directors of EPIC Corporation and hold the power to vote its stock.

Directors & Officers

Class	Name	Amount Owned Before Offering	Percent of Outstanding
Common	Ronald S. Tucker 1623 Tradewinds Lane Newport Beach, CA 92660	1,000,000	2.8%
Common	Leticia I. Tucker 1623 Tradewinds Lane Newport Beach, CA 92660	1,000,000	2.8%
All Directors & Officers As a Group (2)		1,000,000	2.8%

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company consists of 150,000,000 authorized shares of common stock, with no par value per share ("Common Stock") and 10,000,000 authorized and unissued shares of preferred stock.

Common Stock

The holders of shares of Common Stock have no preemptive rights to maintain their respective percentage ownership interests in the Company or other subscription rights for other securities of the Company. Shares of Common Stock are not redeemable or subject to further calls or assessments. The holders of shares of Common Stock are entitled to share pro rata in dividends, if any, as may be declared by the Board of Directors of the Company. The dividends are to be paid out of funds legally available for that purpose. See Dividend Policy Subject to the prior rights of holders of shares of Preferred Stock, if any, upon liquidation, dissolution and winding up of the Company, holders of shares of Common Stock are entitled to share ratably in the net assets available for distributions to such holders.

Holders of Common Stock are entitled to vote upon all matters submitted to a vote of the stockholders of the Company and shall be entitled to one vote per share held, except in the election of directors where the holder shall be entitled to one vote per share held times the number of directors to be elected. Generally, the vote of the majority of the shares represented at a meeting of the stockholders and entitled to vote is sufficient for actions that require a vote of the stockholders.

Preferred Stock

The Board of Directors is authorized, without any further action by the shareholders, to issue Preferred Stock from time to time in such series, in such a number of shares and with such dividend, redemption, liquidation, voting, conversion, sinking fund and other rights as the Board shall establish.

The board of directors has authorized to issuance 8,000,000 shares of a Series A 5% Convertible Preferred Stock, but at this time no shares have been issued and are not outstanding.

Warrants

The Company is offering four series of warrants each consisting of 6,000,000 warrants. The four series include Series A, B, C and D warrants exercisable into one share of common stock. The exercise prices for the Series A through D Warrants, are $0.075, $0.20, $0.30, and $0.40 per share, respectively; and their expiration dates are respectively 24, 36, 48, and 60 months starting with the effective date of this offering. The total number of shares underlying the 6,000,000 warrants are 6,000,000 shares for each series for a total of 24,000,000 shares. **The offering of the common stock underlying the warrants is a continuous offering.**

The Transfer Agent and Registrar for the Common Stock will be Corporate Stock Transfer located at 3200 Cherry Creek Drive South, Suite 430, Denver, CO 80209. Its telephone number is (303) 282-4800.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, provided all the Units are sold the Company will have outstanding 41,500,000 shares of its Common Stock, before the exercise of any warrants. All Common Stock offered hereby and the underlying 24,000,000 shares for the Series A through Series D Warrants will be freely transferable without further restriction or registration under federal securities law except for any securities bought by an "affiliate" of the Company as that term is defined by Rule 144 as promulgated in the Securities Act of 1933, as amended (the "Act"). All restricted shares of Common Stock held by existing shareholders may not be sold without registration under the Act unless an exemption from registration is available, including an exemption contained in Rule 144. The offering of the common stock underlying the warrants is a continuous offering.

In general, the safe harbor provided under Rule 144, as currently in effect, depends on whether or not the issuer of the securities was for 90 days immediately before a sale of a restricted security, subject to the reporting requirements of section 13 and 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") ("Reporting Company"), and whether or not the person selling the securities is an affiliate of the issuer, or within the last 90 days was an affiliate, or sells the securities for the account of an affiliate, or sells for the account of a person who was an affiliate for 90 days immediately before the sale ("Affiliate").

If the issuer is a Reporting Company and the person selling restricted securities is not an Affiliate and is doing so for his own account shall not be considered an underwriter of those securities within the meaning of section 2(a)(11) of the Act

("Statutory Underwriter") if there is adequate current public information available with respect to the issuer of the securities[1], and a minimum of six months has elapsed since the acquisition date and any resale of such securities by the acquirer or any subsequent holder of those securities[2]; however, Rule 144(c)(1) will not apply if the seller in not an Affiliate and a period of one year has elapsed since the acquisition from the issuer or an affiliate and the resale of the securities[3].

If the issuer is not a Reporting Company and the person selling restricted securities is not an Affiliate and is doing so for his own account, he shall not be considered a Statutory Underwriter if a minimum of one year has elapsed since the date of the acquisition of the securities and the date of the resale of the securities[4].

Whether or not the issuer is a Reporting Company, and affiliate or any person who was an affiliate at any time during the 90 days immediately before the sale of restricted securities, or person who sells restricted or any other securities for the account of an affiliate or for the account of a person who was an affiliate at any time during the 90 days immediately before the sale, shall be deemed not to be a Statutory Underwriter of those securities if[5]:

- There is adequate current public information available about the issuer[6];
- If the issuer is a Reporting Company, a minimum of six months must elapse between the purchase date and the resale date by the acquirer or the subsequent holder of the securities[7], or
- If the issuer is not a Reporting Company, a minimum of one year must elapse between the purchase date and the resale date[8];
- if the securities sold for the account of an Affiliate whether or not those securities are restricted, the amount of securities sold, together with all sales of securities of the same class for the preceding three months are not to exceed, in general, the greater of one percent of the shares outstanding, the average weekly reported volume of trading in such securities on all national securities exchanges during four calendar week before a notice of sale, order given to a broker or the date of execution with a market maker[9];
- The securities are sold through a brokers' transaction or a transaction directly with a market maker[10],
- The seller does not solicit or arrange for the solicitation of orders to buy the securities in anticipation of or in connection with such transaction, or make a payment in connection with the offer or sale of the securities to any person other than the broker or dealer who executes the order to sell the securities[11];
- The brokers' transaction does no more than execute the order or orders to sell as agent for the person whose account the securities are sold, only receives customary broker's commission, and neither solicits nor arranges for the solicitation of customers' orders to buy the securities in anticipation of or in connection with the transaction[12]; and
- The seller must have a bona fide intention to sell the securities with in a reasonable time after filing Form 144 concurrently with either the placing with a broker or an order to execute a sale with a market maker of a sale if the securities to be sold during any three months exceeds 5,000 shares or has an aggregate sale price more than $50,000[13].

Before this offering, there has been no public market for any of the Company's securities and no assurance can be given that any such market will exist or develop upon completion of this offering or, if developed, will be maintained. The Company cannot predict the effect, if any, that sales of restricted securities or the availability of such securities for sale will

---

[1] Rule 144(c)(1)

[2] Rule 144(d)(1)(i)

[3] Rule 144(b)(1)(i)

[4] Rule 144(b)(1)(ii)

[5] Rule 144(b)(2)

[6] Rule 144(c)(1)

[7] Rule 144(d)(1)(i)

[8] Rule 144(d)(1)(ii)

[9] Rule 144(e)(1)

[10] Rule 144(f)(1)

[11] Rule 144(f)(2)

[12] Rule 144(g)

[13] Rule 144(h)

have on any market prices prevailing from time to time for the Company's securities. Nevertheless, sales by existing security holders of substantial amounts of the Company's securities, including securities offered hereby, could adversely affect prevailing market prices for the Company's securities if and when a market exists or develops. None of the holders of any shares of Common Stock is entitled to any registration rights. See Plan of Distribution -- Marketing Arrangements

PLAN OF DISTRIBUTION

Offering of Units

The Offering will expire at 5:00 p.m. Denver, Colorado time, on December 31, 2014, (the "Expiration Date"). **The Company reserves the right to terminate the Offering prior to the Expiration Date.**

The minimum purchase amount in this offering is 100 Units. All purchases will be subject to such minimum and all other terms and conditions, including the right of the Company, in its sole discretion, to reject any subscriptions for Units in whole or in part.

The Company's Board of Directors may issue all or part of the Units, in the exercise of its discretion, for non-cash consideration from independent third parties, officers, directors or affiliated parties. It includes the cancellation of indebtedness for debts validly incurred and for money loaned, advanced, or incurred on behalf of the Company. The Board of Directors will also consider other non-cash consideration such as acquisition of technology and business enterprises of independent third parties. At the current time other than our current debt no other non-cash consideration has been identified. The acceptance of non-cash items will be evaluated by the Board of Directors on any basis which the board deems appropriate and fulfills their responsibilities as directors. The aggregate value of non-cash consideration will be established by *bona fide* sales of that consideration made within a reasonable time, or, without sales, on the fair value or reasonable value as determined by the board of directors as a prudent purchaser.

The impact on not receiving cash from the sale of Units in whole or in part will not impair the Company's ability to operate at its current development stage. The offering is to reduce debt and increase equity, provide funding with cash sales and the exercise of warrants and provide for the acquisition of technology and funding for joint ventures with third parties for the marketing and sales of the Company's products.

Officers of the Company will be available to answer questions about the Offering and may also hold informational meetings with interested persons. Such officers and directors will not be permitted to make statements about the Company unless such information is also set forth in the Offering Circular, nor will they render investment advice. All purchasers of the units offered hereby will be instructed to send payment directly to the Company. See Method of Payment for Subscriptions

The Series A through D Warrants acquired in the Offering will be freely transferable, except as described in the section entitled "Shares Eligible For Future Sale." In addition, under National Association of Securities Dealers, Inc. ("NASD") guidelines, members of the NASD and their associates are subject to certain restrictions on transfer of securities purchased according to this Offering and to certain reporting requirements upon purchase of such securities. The offering of the common stock underlying the warrants is a continuous offering.

The Units are being offered on a direct participation best efforts basis by the Company when, as and if issued. The Units are offered subject to: (1) prior sale, receipt and acceptance by the Company; (2) to withdrawal, cancellation or modification without notice; and (3) certain other conditions. The Certificates representing the Shares will be delivered by the Company's transfer agent. The Company reserves the right to reject orders in whole or in part. No escrow, trust or similar arrangement is being provided in the sale of these securities. The funds will be deposited to the Company's general account upon receipt. No funds will be returned to customers under any circumstances. The Company may agree to issue to persons who introduced potential investors a "finders fee" in an amount up to 10% of the price of each Unit purchased by the investor. The Company has agreed to indemnify its directors, officers, employees and will agree to indemnify participating broker dealers against civil liabilities, including liabilities under the Securities Act of 1933 (the "Act"). **The Company may sell Units to the officers, directors and affiliates of the Company.**

If the Company makes any arrangements with a broker-dealer subsequent to qualification, the Company will file a post-qualification amendment to the offering statement identifying the broker-dealer, providing all necessary information, revising the offering circular, and filing the underwriting agreement or selected dealer agreement as an exhibit to the offering statement. In this regard, the broker-dealer would be acting as an underwriter within the meaning of Section 2(11) of the Securities Act of 1933, as amended. Before the involvement of any broker-dealer in the offering, the broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Financing Department.

Marketing Arrangements

The Company may retain a selected broker-dealer registered with the SEC and a member of the NASD, to consult with and advise the Company and to assist in the distribution of shares in the Offering on a direct participation basis. The broker/dealer will have no obligation to take or to purchase any Common Stock. The broker/dealer will assist the Company in the Offering as follows: (1) in conducting informational meetings for subscribers and other potential purchasers: (2) in keeping records of all stock subscriptions: and (3) in organizing and staffing with agents in the Units Sales Center. For such services, the broker/dealer may be paid a financial advisory fee (which is included in the estimated costs and expenses) and will be paid a sales fee equal to 10% of the aggregate Purchase Price of the Units sold in the Offering, other than units purchased by the Company's directors, officers and employees and members of their immediate families. In the event the Company and a selected selling agent agree to employ a broker assisted marketing program, the selling agent shall receive commissions equal to 10% (9% of which shall be sales commission to the broker) of the aggregate Purchase Price of any units purchased in the Offering, other than units purchased by the Company's directors, officers and employees and members of their immediate families. Besides its sales commission, the selling agent may also receive a 2.5% non-accountable expense allowance (which, as mentioned previously, includes the financial advisory fee relating to the sale of the units hereby).

Questions of prospective purchasers will be directed to officers and directors of the Company or the selling agent.

Unit Pricing and Number of Units to be Issued

Prior to this Offering, there has been no public market for the Company's Common Stock and therefore no public market price. The public offering price for the 60,000 Units will be $25 per unit as determined by the Company. Among the factors considered in determining the public offering price were certain financial and operating information of the Company, the future prospects of the Company and its industry in general and the price-earnings ratios, price-book value ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The Company also considered the Company's desire to (i) conduct the Offering in a manner to achieve the widest distribution of the Units, and (ii) to promote liquidity in the Common Stock subsequent to the Offering.

Payment for Subscriptions

Subscribers must, before the Expiration Date, return an original stock order form and certification to the Company, properly completed, together with cash, checks or money orders in an amount equal to the Purchase Price multiplied by the number of units for which subscription is made. Subscriptions which are returned by mail must be received by the Company by the Expiration Date. The Company will immediately deposit all funds in its regular account. Subscriptions which are not received by the Expiration Date or are not in compliance with the order form instructions may be deemed void by the Company. The Company has the right to waive or permit correction of incomplete or improperly executed order forms before the Expiration Date, but does not represent that it will do so.

In addition to the foregoing, if a selected dealer arrangement is utilized, as described above, a subscriber may pay for his units with funds held by or deposited with a selected dealer. If a stock order form and certification are executed and forwarded to the selected dealer of if the selected dealer is authorized to execute the order form and certification on behalf of a subscriber, the selected dealer is required promptly to forward the order form, certification and funds to the Company on or before noon, Denver, Colorado time on the business day following receipt of the order form or execution of the order form by the selected dealer. Alternatively, selected dealers may solicit indications of interest from their customers to place orders for Units. Such selected dealers shall subsequently contact their customers who indicated an interest and seek their confirmation as to their intent to purchase. Those indicating an intent to purchase shall execute order forms and certifications and forward them to their selected dealer or authorize the selected dealer to execute such forms. With the exception of "non-customer carrying broker-dealers", the selected dealer will acknowledge receipt of the order to its customer in writing on the following business day and debit such customer's account on the fifth business day after the customer has confirmed his intent to purchase (the "debit date") and on or before noon, Denver, Colorado time, on the next business day following the debit date will promptly send the order forms, certifications and funds to the Company.

Market for Common Stock

As of June 30, 2014, there were 35,500,000 outstanding shares of Common Stock.

There is no existing market for our Common Stock, and no assurance can be given that an established and liquid trading market for the Common Stock will develop.

The development of a public market that has the desirable characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of a sufficient number of willing buyers and sellers at any given time, over which neither our officers nor any market maker has any control. Accordingly, there can be no assurance that an active or liquid trading market for the Common Stock will develop, or that if such a market develops, it will continue. To the extent permissible under applicable laws, the Company will use its best efforts to assist in the matching of persons who wish to purchase and sell the Company's Stock. There can be no assurance, however, that purchasers and sellers of our Stock can be readily matched and investors should, therefore, consider the potentially illiquid and long-term nature of the securities offered in the Offering. Furthermore, there can be no assurance that purchasers will be able to sell their shares at or above the Purchase Price.

INTEREST OF OTHERS IN CERTAIN TRANSACTIONS

On September 22, 2013, the Company entered into an Exclusive License Agreement with EPIC Health Plc. for the exclusive right to distribute ***AcuFAB®*** and it products in North, Central and South America in exchange for 3,900,000 of the Company Preferred Stock. Then on March 1, 2014, in a Memo of Agreement - Liquidation ("Memo") EPIC Health Plc and the company agreed to terminate and cancel the Exclusive License Agreement of September 22, 2013, and the 3,900,000 shares of the Company's Preferred Stock. Then pursuant to the Memo Tensleep Trust (a non-affiliate of the Company) and the Company entered into and Exclusive License Agreement on April 28, 2014 ("New License"), where the Company would have the exclusive rights to distribute ***AcuFAB®*** and its products in the United States to consumer market segments and this agreement provided for the License Agreement be executed as of September 22, 2013, the date of the original sublicense. The License gives the Company the exclusive right to sell products made with a patented designed fabric which provides a microclimate and provides blood circulation that established competitive products do not provide and which are sold to established consumer market segments.

The Company under the New License has the right to purchase the ***AcuFAB®*** products fabricated by EPIC, fabricate the ***AcuFAB®*** products from the fabric purchase from EPIC, distribute the ***AcuFAB®*** products to distributors, wholesalers and retailers, sale the ***AcuFAB®*** products directly to consumers through established websites, and sublicense to third parties.

The Company in consideration for the license will pay a one time license fee of $1,000,000 in the form of a promissory note (the note may be paid in all or part with registered securities of the Company), one half of any sub-license one time license fee, and a royalty of 10% of Company's net sales of the ***AcuFAB®*** products.

ADDITIONAL INFORMATION

We are not currently a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has filed with the Washington D. C. Office of the Securities and Exchange Commission (the "Commission") a Form 1-A under the Act, with respect to the securities offered hereby. This Offering Circular does not contain all the information set forth in the Offering Statement and the exhibits thereto. For further information concerning this offering and the Company, reference is made to such Offering Statement and related exhibits.

Statements made in this Offering Circular regarding the contents of any contract, agreement or other document filed as an exhibit to the Offering Statement are not necessarily complete, and reference is made to the respective exhibits for a more complete description of the matters involved. The Offering Statement and exhibits may be inspected without charge and copied at the Commission's public reference facilities at 450 Fifth Street N.W., Washington, DC 20549. Copies of such material may be obtained at prescribed fees from the Commission's Public Reference Section at 450 Fifth Street N.W., Washington, DC 20549.

SHAREHOLDERS' REPORTS

The Company intends to furnish to its shareholders annual reports containing audited or un-audited financial statements examined and reported by the Company's independent certified public accountants, quarterly reports for the first three quarters of each fiscal year containing un-audited financial information and such other interim reports as it may from time to time deem appropriate.

STATEMENT OF CONDITION

The accompanying financial statements of the Company have been prepared by management for their use as of the date indicated and have not been audited or reviewed by an independent accountant. They have been prepared on a basis which management believes meets General Accepted Accounting Principals ("GAAP") and are reasonable.

RX HEALTH CARE SYSTEMS, LTD.
(a Development Stage Company)

FINANCIAL STATEMENTS

For Years Ending

September 30, 2013 and 2012
(Unaudited)

(From inception March 29, 2006)

RX HEALTHCARE SYSTEMS, LTD.
A Development Stage Company

BALANCE SHEETS
As Of
September 30, 2013 and 2012
(Unaudited)

ASSETS

	2013	2012
CURRENT ASSETS		
Cash	$ 50	$ 10,325
Inventory	2,700	2,700
Total Current Assets	2,750	13,025
OTHER ASSETS		
Investments (Note 6)	621,328	621,328
License	1,000,000	-
Total Other Assets	1,621,328	621,328
TOTAL ASSETS	$ 1,624,078	$ 634,353

LIABILITIES AND STOCKHOLDERS EQUITY

	2013	2012
CURRENT LIABILITIES		
Accounts Payable	$ 0	$ 0
Accrued Interest	113,857	90,750
Loans Payable (Note 7)	1,500	1,500
Total Current Liabilities	115,357	92,250
LONG TERM LIABILITIES		
Loans Payable – Convertible Notes (Note 7)	1,210,000	210,000
TOTAL LIABILITIES	1,325,357	302,250
SHAREHOLDERS EQUITY		
Preferred Stock, $0.10 stated value 10,000,000 shares authorized, no shares issued and outstanding		
Common Stock, $0.01 stated value, 150,000,000 shares Authorized, 35,500,000 and 35,500,000 shares issued outstanding as of September 30, 2013 and 2012	355,000	355,000
Additional Paid In Capital	350,328	350,328
Accumulated Deficit from Inception (3/29/2006)	(406,607)	(373,225)
TOTAL SHAREHOLDERS EQUITY	298,721	
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 1,624,078	

RX HEALTHCARE SYSTEMS, LTD.
A Development Stage Company

STATEMENTS OF OPERATIONS
For Years Ending
September 30, 2013 and 2012
From Inception 3/29/2006 to 9/30/2013
(Unaudited)

	2013	2012	From Inception
REVENUES			
Product Sales	$ 9,582	$ 30,953	$ 49,493
Consulting Services			1,250
COST OF GOODS SOLD			
Cost of Products	4,673	16,486	27,459
Total Cost of Goods Sold	4,673	16,486	27,459
GROSS PROFIT	4,910	14,466	23,284
EXPENSES			
Advertising	3,909	14,784	27,652
Consulting Services	-	-	69,000
Insurance	747	502	1,249
Miscellaneous	737	524	7,405
Organizational Expense	-	-	50,000
Outside Services	1,898	750	12,648
Utilities	-	187	187
Total Expenses	7,291	16,747	168,141
TOTAL OPERATING PROFIT (LOSS)	(2,381)	(2,281)	(144,857)
OTHER INCOME/(EXPENSES)			
Interest Expense	(31,000)	(20,750)	(131,750)
Gain on equity sale	-	-	(130,000)
Total Other Income/Expenses	(31,000)	(20,750)	(261,750)
NET PROFIT/LOSS	$ (33,381)	$ (23,031)	$ (406,607)

See Accompanying Notes

RX HEALTHCARE SYSTEMS LTD.
A Development Stage Company

STATEMENT OF STOCKHOLDERS EQUITY
From March 29, 2006 to September 30, 2013
(Unaudited)

	Date	Number of Common Shares	Consideration	Common stock	Paid-in capital	Accumulated Profit (Deficit)	Total
Balance at October 1, 2006		$ -		$ -	$ -	$ -	$ -
Section 4(2) Private Placement	Jan 16, 2007	1,000,000	Cash	10,000	-	-	10,000
Qualified Shares Reg A	Aug 5, 2007	520,000	Non-Cash	5,200	124,800	-	130,000
Qualified Shares Reg A	Aug 5, 2007	200,000	Non-Cash	2,000	48,000	-	50,000
Qualified Shares Reg A	Sep 20, 2007	280.000	Cash	2,800	67,200	-	70,000
Section 4(2) Private Placement	Sep 20, 2007	1,000,000	Non-Cash	10,000	14,000	-	24,000
Share redeemed by Corp	Sep 30, 2009	-1,000,000	Non-Cash	-10,000	(190,000)	-	-200,000
Section 4(2) Private Placement	Sep 30, 2009	5,100,000	Non-Cash	51,000	283,550	-	334,550
Section 4(2) Private Placement	Sep 30, 2009		Non-Cash	-	286778	-	286,778
No sale 4:1 Stock Dividend	Oct 1, 2010	28,400,000	Non-Cash	284,000	(284,000)	-	-
Loss from inception 9/30/2011		-		-	-	(350,193)	(350,193)
Balance at 9/30/2011		35,500,000		355,000	350,328	(350,193)	355,135
Loss period ending 9/30/2012		-		-	-	(23,031)	(23,031)
Balance at 9/30/2012		35,500,000		355,000	350,328	(373,224)	332,104
Loss period ending 9/30/2013		-		-	-	(33,381)	(33,381)
Balance at 9/30/2013		35,500,000		355,000	350,328	(406,605)	298,723

See Accompanying Notes

RX HEALTHCARE SYSTEMS, LTD.
A Development Stage Company

STATEMENTS OF CASH FLOWS
As Of September 30, 2013 and 2012
From Inception 3/29/2006 to 9/30/2013
(Unaudited)

	2013	2012	From Inception
CASH FLOW FROM OPERATING ACTIVITIES			
Net Income (Loss)	$ (35,256)	$ (24,907)	$ (399,307)
Adjustments to reconcile net loss to net cash provided (used) by operations:			
(Increase) decrease in assets:			
Increase (decrease) in liabilities:			
Note Payable			11,500
Accrued Interest	24,981	22,625	113,857
Net cash provided (used) by operating activities	(10,275)	(2,282)	(273,950)
CASH FLOWS FROM INVESTING ACTIVITIES			
Investments			(621,328)
License			(1,000,000)
Intangible Assets	(1,000,000)	-	-
Net cash provided by investing Activities	(1,000,000)	0	(1,621,328)
CASH FLOWS FROM FINANCING ACTIVITIES			
Common Stock			355,000
Paid-in Capital			340,328
Note Payable	-	1,500	-
Note Payable - Convertible	1,000,000	10,000	1,200,000
Net cash provided by Financing Activities	1,000,000	11,500	1,895,328
NET INCREASE (DECREASE) IN CASH	(10,275)	9,218	50
CASH, beginning of year	10,325	1,106	-
CASH, end of Period	$ 50	$ 10,324	$ 50
None Cash Transactions:			
License	1,000,000		1,000,000
Notes Payable	(1,000,000)		(1,200,000)
Accrued Interest	24,981	22,625	(113,857)
Common Stock - Redemption of 1,000,000			10,000
Paid In Capital - Redemption of 1,000,000			190,000
Investments			621,328
Common Stock - Contribution of Investments			(51,000)
Paid In Capital - Contribution of Investments			(570,328)
License & Services			204,000
Common Stock - License & Services & Stock Dividend			(301,200)
Paid In Capital - License & Services & Stock Dividend			97,200

See Accompanying Notes

RX HEALTHCARE SYSTEMS, LTD.
A Development Stage Company

NOTES TO FINANCIAL STATEMENTS

FROM INCEPTION (March 29, 2006) TO September 30, 2013
(Unaudited)

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

RX HEALTHCARE SYSTEMS, LTD., a Colorado corporation, incorporated in March 2006, but commenced business in January 2007 as a developer, manufacturer and distributor of healthcare products and systems.

Cash and Cash Equivalents

For the purposes of financial statement reporting, the Company considers all liquid investments with maturity of 3 months or less to be cash equivalents.

Property and Equipment, Depreciation and Amortization

Property and equipment obtained in the future through an exchange will be carried at the fair market value of the equipment on the date of acquisition. Property and equipment purchased will be carried at cost as of the date of purchase.

Depreciation and amortization are computed using the straight-line method over the assets' expected useful lives. The useful lives of property and equipment for purposes of computing depreciation are:

Machinery & Equipment	3 years
Software	3 years

Repairs and maintenance are charged to operations when incurred. Costs of betterments, which materially extend the useful lives of the assets, are capitalized. Gains and losses from sales or disposition of assets are included in the statement of operation.

Organization Costs

Organization Costs are carried at the amount charged and are amortized over 5 years.

Fair Value of Financial Instruments

For the Company's financial instruments, the carrying value is considered to approximate the fair value. Cash and accounts payable are settled so close to the balance sheet date that fair value does not differ significantly from the stated amounts.

Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of consolidated financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial report purposes and such amounts as measured by tax laws.

Use of estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Adjustments

In the opinion of management the data reflects all adjustments necessary for a fair statement of results for the periods indicated. All adjustments are of a normal and recurring nature.

Revenue Recognition and Costs

The Company recognizes revenues when product is shipped or delivered and cost of products are recognized when received from the vendor.

NOTE 1: History of Company

The Company was incorporated on March 29, 2006, and commenced operations on January 16, 2007. Between January 2007 and September 2009, the Company in conjunction with Tensleep Technologies, Inc., an affiliate of the Company, were commercializing a remote control automatic spraying system for sale to mosquito abatement districts. Then in September 2009, the Company became a consolidated subsidiary of EPIC Corporation, a financial, business and corporate development services company. EPIC reevaluated the Company's business plan and established a new plan to engage in the acquisition in fee and interests in skilled nursing, assisted living and other healthcare facilities; the management of healthcare real estate, and the operation and management of healthcare facilities.

In October 2009, EPIC entered into an agreement to provide financial services to Senior Care Holdings, Inc., for a period of five years, for which Holdings will pay EPIC $600,000 per year, payable $50,000 per month ("Consulting Agreement"). However, Holdings could terminate the agreement at the end of the first year, if EPIC is unable to raise $2,000,000 to be invested in Holdings. EPIC, in October 2009, assigned the Consulting Agreement to the Company.

In December 2009, EPIC and Holdings entered into an agreement ("Master Agreement") to form a master limited liability company ("Master") with the operating and management companies of 10 skilled nursing and assisted living healthcare facilities owned by Holdings, and EPIC would acquire a preferential 50% interest in Master.

In December 2009, EPIC assigned its rights to the 50% interest in Master to the Company, and EPIC formed Master for Holdings was working to raise the $2,000,000 necessary for the purchase of the 50% interest in the profits of the holding company being formed by EPIC for Holdings. EPIC had until September 30, 2010, to raise the capital; at which time the interest in Master would be taken in the name of the Company.

Then in February 2010, a conflict arose between EPIC and Holdings and Holdings withheld payments under the Consulting Agreement and failed to cooperate with EPIC preventing it from raising the $2,000,000 investment provided in the Consulting Agreement, and to raise the $2,000,000 purchase price for the interest in Master.

In July 2010, EPIC was presented an opportunity to import and sell a Sleep Pad. EPIC and the Company investigated potential markets for this product. EPIC placed an order for 100 pieces which was receive in November 2010. It was determined that the cost of importing the product was to high and it would be necessary to find a US provider of the fabric, but none was found.

In 2011, a major textile mill started to reverse engineer the fabric. In October 2011, the development project was complete and in December 2011, EPIC received the first production run. EPIC and the Company through 2012 and 2013, made several healthcare products distribute them to potential users of from many of the users obtained testimonials. During this time EPIC was also conducting product and market research.

NOTE 2: CAPITAL TRANSACTIONS

The Company was incorporated by R Tucker & Associates, Inc., and January 2007 issued R Tucker & Associates, Inc. 1,000,000 shares of its common stock which was paid $10,000 in cash. The shares were issued under Section 4(2) of the Securities Act of 1933, as amended ("Act").

The Company, pursuant to a qualified Reg. A Offering, in August 2007 issued 520,000 investment units representing 520,000 shares and warrants in exchange for the cancellation of the License Fee of $130,000 (See Note 4); 200,000 investment units representing 200,000 shares and warrants for the cancellation of indebtedness for organizational costs relating to the Reg. A Offering in the amount of $50,000; 280,000 investment units representing 280,000 shares and warrants for $70,000 in cash. The warrants were subsequently cancelled.

The Company in September 2007 issued 1,000,000 shares as the prepayment of $24,000 or $0.024 per share pursuant to a management agreement with EPIC Corporation. The shares were issued under Section 4(2) of the Act.

The Company in September 2009 issued 5,100,000 shares of its common stock in exchange for assets owned by EPIC. The shares were issued under Section 4(2) of the Act. The Company also redeemed 1,000,000 shares of its common stock from R Tucker & Associates, Inc., for the issuance of a promissory note in the face amount of $200,000 convertible into shares of the Company's common stock.

In October 2010 the company declared a stock dividend of 4 shares for each one share issued and outstanding.

NOTE 3: QUALIFIED AND NON QUALIFIED STOCK OPTION PLANS

The Company in 2007 established a stock option plan pursuant to Section 422A of the Internal Revenue Code. The plan has yet to be defined other than the reserving of 1,000,000 shares of common stock for such a plan. No options were ever granted under this plan and there are no options currently issued and outstanding.

The Company in 2007 also adopted a non-incentive stock option plan. This plan grants options that can be exercised at a specified price. The Company has reserved 1,000,000 shares of common stock for this plan. No options were ever granted under this plan and there are currently no options issued and outstanding.

NOTE 4: LICENSE AGREEMENT

The Company in April 2007 entered into a license agreement with Tensleep Corporation, an affiliate of the Company, for the non-exclusive right to use its intellectual property for wireless radio receivers and transmitters, timers and control devices in the integration of remote controlled automatic spraying systems that will be used to spray disinfectants, insecticides, and deodorizers indoors and outdoors, and to, but not limited to, sanitize an area or provide for insect abatement. The License agreement provides for the Company to pay a License Fee of $130,000 which is not due until December 31, 2007. In August 2007 the License Fee was cancelled in exchange for the 520,000 investment units. The license fee was determined arbitrarily based on research and development costs of the intellectual property licensed and the cost for the commercialization of the automatic remote controlled sprayer. Then in September 2009 the company wrote off the $130,000 license fee.

NOTE 5: Exclusive License

The Company on September 22, 2013, an exclusive license agreement to defined Licensed Rights for consumer market segments in North America. The Licensed Rights include:

a. United States Design Patent for an industrial and Medical Textile, Registration Number D701701 issued on April 1, 2014 (the "Design Patent").

b. A registered trade name for AcuFAB with a US registration number 4291843 and Europe registration number 1143797 both granted December 14, 2012, and an applied trade name of AcuPAD US application number 85662932 filed on 27-JUNE-2012.

c. Any and all additional trade names and trade marks applied for in the United States by the **Licensor** relating to the products made from the Industrial and Medical Textile.

d. Any other design patent obtained by **Licensor** for a similar textile as the Industrial and Medical Textile or products therefrom.

e. The right to fabricate the products using the Design Patent Industrial and Medical Textile , to distribute, market and sell the Industrial and Medical Textile's products made therefrom under the trade names of ACUFAB and ACUPAD, and to sublicense such rights to others in their exclusive area.

The Company is to pay a one time license fee of $1,000,000 in the form of a promissory note, one half of any one time Sublicense Fee to EPIC Corporation, and a 10% Royalty on the Company's gross sales to EPIC Corporation.

The Company has treated the one time License Fee as the cost value of an intangible asset as an other asset.

NOTE 6: Loans and Interest Payable

The Convertible Notes, Notes Payable, accrued interest, and Note Receivable include the following:

Convertible Note and Accrued Interest

Payor	Payee	Date Executed	Face Amount	Interest Rate	Convert Rate	Due Date
Convertible Notes						
RX Healthcare	The Tensleep Trust	9/30/2009	200,000	10%	$0.05	12/31/14
RX Healthcare	Tucker Community Trust	12/31/2011	10,000	10%	$0.05	1/31/15
Accrued Interest Convertible			Accrued Amount			
RX Healthcare	The Tensleep Trust		112,107			-
RX Healthcare	Tucker Community Trust		1,750			-

Notes - Loans Payable

Payor	Payee	Date Executed	Face Amount	Interest Rate	Due Date
Promissory Notes					
RX Healthcare	American H & W Corp	9/22/2013	1,000,000	7.5%	3/31/17
Loan Payable		Date Incurred			
RX Healthcare		2/15/12	1,500	None	On Demand

NOTE 7: INVESTMENTS

EPIC Corporation in September 2009 transferred 438,010 shares of Tensleep Financial Corporation common stock valued at $334,550 from EPIC Corporation in exchange for 5,100,000 shares of the Company's common stock.

EPIC incorporated Tensleep Financial Corporation ("Financial") on February 14, 2001, as a wholly owned subsidiary and was to be engaged in the business of providing funding for residential and commercial loans. EPIC made an initial investment of $50,000 and receive 5,000,000 shares of Financial in exchange. The $50,000 was invested to acquire a mortgage banking company, which was later closed down. Financial's business plan was modified to provide financial, business and corporate development services.

For business reasons, the company on May 2006, declared a stock dividend of all Financial's common stock to its stockholders and distributed approximately 4,561,986 shares to its shareholders. EPIC then held approximately a 8.76% (438,014 shares out of 5,000,000 issued and outstanding) ownership interest in Financial, EPIC In September 2007 contributed an obligations of RX Healthcare Systems, Inc., in the amount of $130,000 to Tensleep Financial. EPIC valued the Tensleep Financial shares as of September 2007 at $200,000. The shares of Financial are not publicly traded.

In September 2009 the Company contributed its investment of $200,000 in Tensleep Financial and a $134,550 promissory note of Meadow at Quail Run to RX Healthcare. RX Healthcare then simultaneously contributed the $134,550 promissory note to Tensleep Financial, thereby having a cost basis investment of $334,550 in Tensleep Financial.

The Company in September 2009 received a capital contribution of 700,000 shares of Amcor Financial Corporation (Amcor) common stock valued at $286,788 from EPIC Corporation. Amcor was a specialty finance company which provided merchant banking services, real estate financing and financing of emerging growth companies. During the year ended September 30, 2004, due to excessive litigation by the former parent company of Amcor Financial and purchasers of homes from the parent company, Amcor was forced to cease business operations, and in January 2005, it filed bankruptcy under Chapter 7. The Company has written down its investment in Amcor Financial to $286,778, which the Company believes to be the residual value. The Company is informed that a distribution of funds and a closing of the bankruptcy may take place by the end of 2014.

In exchange for the 438,014 shares of Tensleep Financial and 700,000 shares of Amcor the Company issued 5,100,000 shares of its common stock valued $621,328.

NOTE 8: Marketing Plan

The Company and EPIC Corporation since January 2011 have focused on the development of the fabric (the "EPIC Spacer Fabric") from which several products are and will be made. The specialty textile mill that reversed engineered the fabric has developed the process to produce this unique fabric on a proprietary basis. EPIC has engaged a contract short run sewer to do the sewing and provide storage for the fabric and the finished products, as well as act as the fulfillment center.

EPIC and the Company, since receiving the 100 sleep pads from Asia and the first production run, have been providing samples to many individuals and healthcare institutions which have reported some amazing results.

EPIC and the Company since December 2011, have developed a marketing plan to sell the sleep pad and other products to consumers through direct marketing in television and radio advertising, etc., including an internet store; and a program to reach healthcare facilities with the support surface to prevent pressure sores. However, the EPIC lacked the funds to pursue this type of marketing plan.

EPIC and the Company in October 2012, changed the marketing plan. The plan is to pursue manufacturers and distributors of pressure, air, gel and foam mattresses and overlay support surfaces which sell to healthcare institutions, and to pursue manufactures and distributors of consumer mattresses.

The Company in October 2013 entered into an exclusive license to market, sale, and distributed the AcuFAB products in North American..

RX HEALTH CARE SYSTEMS, LTD.
A Development Stage Company

FINANCIAL STATEMENTS

For Nine Months Ending

June 30, 2014 and 2013
(Unaudited)

(From inception March 29, 2006 to June 30, 2014)

RX HEALTHCARE SYSTEMS, LTD.
A Development Stage Company

BALANCE SHEETS
As Of
June 30, 2013 and 2014
(Unaudited)

ASSETS

	2014	2013
CURRENT ASSETS		
Cash	$ 40	$ 8,273
Inventory	4,720	2,700
Total Current Assets	4,760	10,973
OTHER ASSETS		
Investments	621,328	621,328
License	1,000,000	-
Total Other Assets	1,621,328	621,328
TOTAL ASSETS	$ 1,626,088	$ 632,301

LIABILITIES AND STOCKHOLDERS EQUITY

	2014	2013
CURRENT LIABILITIES		
Accounts Payable	$ 0	$ 0
Accrued Interest	129,607	106,500
Loans Payable	1,500	11,500
Total Current Liabilities	131,107	118,000
LONG TERM LIABILITIES		
Loans Payable – Convertible Notes (Note 6)	1,210,000	200,000
TOTAL LIABILITIES	1,341,107	318,000
SHAREHOLDERS EQUITY		
Preferred Stock, no stated value 10,000,000 shares authorized, no shares issued and outstanding	-	-
Common Stock, $0.01 stated value, 150,000,000 shares Authorized, 35,500,000 and 35,500,000 shares issued outstanding as of June 30, 2014 and 2013	355,000	355,000
Additional Paid In Capital	350,328	350,328
Accumulated Deficit	(420,347)	(391,027)
TOTAL SHAREHOLDERS EQUITY	284,981	314,301
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 1,626,088	$ 632,301

RX HEALTHCARE SYSTEMS, LTD.
A Development Stage Company

STATEMENTS OF OPERATIONS
For the 9 months Ending
June 30, 2014 and 2013
From Inception 3/29/2006 to 6/30/2014
(Unaudited)

	2014	2013	From Inception
REVENUES			
Product Sales	$ 20,985	$ 8,295	$ 70,478
Other	-	-	1,250
Total Revenue	20,985	8,295	71,728
COST OF GOODS SOLD			
Cost of Products	8,439	4,011.50	35,898
Freight Out	-	-	-
Total Cost of Goods Sold	8,439	4,011.50	35,898
GROSS PROFIT	12,546	4,283.24	35,831
EXPENSES			
Advertising	7,243	3,283	38,179
Automobile	-	-	229
Consulting Services	-	-	69,000
Insurance	-	747	1,249
Miscellaneous	10	407	4,848
Organization	-	-	50,000
Outside Services	-	1,898	12,648
Professional Fees	-	-	2,525
Total Expenses	7,253	6,335	178,678
TOTAL OPERATING PROFIT (LOSS)	5,293	(2,052)	(142,847)
OTHER INCOME/(EXPENSES)			
Other Income	-	-	(130,000)
Interest Expense - Loan	(750)	(750)	
Interest Expense - Converitble Note	(15,000)	(15,000.00)	(147,500)
Total Other Income/Expenses	(15,750)	(15,750)	(277,500)
NET PROFIT/LOSS	$ (10,457)	$ (17,802)	$ (420,347)

See Accompanying Notes

RX HEALTHCARE SYSTEMS LTD.
A Development Stage Company

STATEMENT OF STOCKHOLDERS EQUITY
From September 30, 2008 to 6/30/2014
(Unaudited)

	Date	Number of Common Shares	Consideration	Common stock	Paid-in capital	Accumulated Profit (Deficit)	Total
Balance at October 1, 2006		$ -		$ -	$ -	$ -	$ -
Section 4(2) Private Placement	Jan 16, 2007	1,000,000	Cash	10,000	-	-	10,000
Qualified Shares Reg A	Aug 5, 2007	520,000	Non-Cash	5,200	124,800	-	130,000
Qualified Shares Reg A	Aug 5, 2007	200,000	Non-Cash	2,000	48,000	-	50,000
Qualified Shares Reg A	Sep 20, 2007	280.000	Cash	2,800	67,200	-	70,000
Section 4(2) Private Placement	Sep 20, 2007	1,000,000	Non-Cash	10,000	14,000	-	24,000
Share redeemed by Corp	Sep 30, 2009	-1,000,000	Non-Cash	-10,000	(190,000)	-	-200,000
Section 4(2) Private Placement	Sep 30, 2009	5,100,000	Non-Cash	51,000	283,550	-	334,550
Section 4(2) Private Placement	Sep 30, 2009		Non-Cash	-	286778	-	286,778
No sale 4:1 Stock Dividend	Oct 1, 2010	28,400,000	Non-Cash	284,000	(284,000)	-	-
Loss from inception 9/30/2011		-		-	-	(350,193)	(350,193)
Balance at 9/30/2011		35,500,000		355,000	350,328	(350,193)	355,135
Loss period ending 9/30/2012		-		-	-	(23,031)	(23,031)
Balance at 9/30/2012		35,500,000		355,000	350,328	(373,224)	332,104
Loss period ending 9/30/2013		-		-	-	(33,381)	(33,381)
Balance at 9/30/2013		35,500,000		355,000	350,328	(406,605)	298,723
Loss period ending 6/30/2014		-		-	-	(10,457)	(10,457)
Balance at 6/30/2014		35,500,000		$355,000	$350,328	$ (417,062)	$288,266

See Accompanying Notes

RX HEALTHCARE SYSTEMS, LTD.
A Development Stage Company

STATEMENTS OF CASH FLOWS
As Of June 30, 2014 and 2013
From Inception 3/29/2006 to 6/30/2014
(Unaudited)

	2014	2013	From Inception
CASH FLOW FROM OPERATING ACTIVITIES			
Net Income (Loss)	$ (10,456)	$ (17,802)	$ (420,347)
Adjustments to reconcile net loss to net cash provided (used) by operations:			
(Increase) decrease in assets:			
Inventory	(2,020)	-	(4,720)
Increase (decrease) in liabilities:			
Notes Payable			11,500
Accrued Interest	15,750	15,750	129,607
Net cash provided (used) by operating activities	3,274	(2,052)	(283,960)
INVESTING ACIVITIES			
Investments	-	-	(621,328)
License	-	-	(1,000,000)
Net cash provided by investing Activities	-	-	(1,621,328)
FINANCING ACTIVITIES			
Note Payable - Convertible Note	-	-	1,200,000
Capital Stock	-	-	355,000
Paid in Capital	-	-	350,328
Net cash provided by Financing Activities	-	-	1,905,328
NET INCREASE (DECREASE) IN CASH	3,274	(2,052)	40
CASH, beginning of year	(3,233)	10,324	-
CASH, end of Period	$ 41	$ 8,272	$ 40
None Cash Transactions:			
License			1,000,000
Notes Payable			(1,200,000)
Accrued Interest	15,750	15,750	129,607
Common Stock - Redemption of 1,000,000			10,000
Paid In Capital - Redemption of 1,000,000			190,000
Investments			621,328
Common Stock - Contribution of Investments			(51,000)
Paid In Capital - Contribution of Investments			(570,328)
License & Services			204,000
Common Stock - License & Services & Stock Dividend			(301,200)
Paid In Capital - License & Services & Stock Dividend			97,200

See Accompanying Notes

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

RX HEALTHCARE SYSTEMS, LTD., a Colorado corporation, incorporated in March 2006, but commenced business in January 2007 as a developer, manufacturer and distributor of healthcare products and systems.

Cash and Cash Equivalents

For the purposes of financial statement reporting, the Company considers all liquid investments with maturity of 3 months or less to be cash equivalents.

Property and Equipment, Depreciation and Amortization

Property and equipment obtained in the future through an exchange will be carried at the fair market value of the equipment on the date of acquisition. Property and equipment purchased will be carried at cost as of the date of purchase.

Depreciation and amortization are computed using the straight-line method over the assets' expected useful lives. The useful lives of property and equipment for purposes of computing depreciation are:

Machinery & Equipment	3 years
Software	3 years

Repairs and maintenance are charged to operations when incurred. Costs of betterments, which materially extend the useful lives of the assets, are capitalized. Gains and losses from sales or disposition of assets are included in the statement of operation.

Organization Costs

Organization Costs are carried at the amount charged and are amortized over 5 years.

Fair Value of Financial Instruments

For the Company's financial instruments, the carrying value is considered to approximate the fair value. Cash and accounts payable are settled so close to the balance sheet date that fair value does not differ significantly from the stated amounts.

Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of consolidated financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial report purposes and such amounts as measured by tax laws.

Use of estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Adjustments

In the opinion of management the data reflects all adjustments necessary for a fair statement of results for the periods indicated. All adjustments are of a normal and recurring nature.

Revenue Recognition and Costs

The Company recognizes revenues when product is shipped or delivered and cost of products are recognized when received from the vendor.

NOTE 1: History of Company

The Company was incorporated on March 29, 2006, and commenced operations on January 16, 2007. Between January 2007 and September 2009, the Company in conjunction with Tensleep Technologies, Inc., an affiliate of the Company, were commercializing a remote control automatic spraying system for sale to mosquito abatement districts. Then in September 2009, the Company became a consolidated subsidiary of EPIC Corporation, a financial, business and corporate development services company. EPIC reevaluated the Company's business plan and established a new plan to engage in the acquisition in fee and interests in skilled nursing, assisted living and other healthcare facilities; the management of healthcare real estate, and the operation and management of healthcare facilities.

In October 2009, EPIC entered into an agreement to provide financial services to Senior Care Holdings, Inc., for a period of five years, for which Holdings will pay EPIC $600,000 per year, payable $50,000 per month ("Consulting Agreement"). However, Holdings could terminate the agreement at the end of the first year, if EPIC is unable to raise $2,000,000 to be invested in Holdings. EPIC, in October 2009, assigned the Consulting Agreement to the Company.

In December 2009, EPIC and Holdings entered into an agreement ("Master Agreement") to form a master limited liability company ("Master") with the operating and management companies of 10 skilled nursing and assisted living healthcare facilities owned by Holdings, and EPIC would acquire a preferential 50% interest in Master.

In December 2009, EPIC assigned its rights to the 50% interest in Master to the Company, and EPIC formed Master for Holdings was working to raise the $2,000,000 necessary for the purchase of the 50% interest in the profits of the holding company being formed by EPIC for Holdings. EPIC had until September 30, 2010, to raise the capital; at which time the interest in Master would be taken in the name of the Company.

Then in February 2010, a conflict arose between EPIC and Holdings and Holdings withheld payments under the Consulting Agreement and failed to cooperate with EPIC preventing it from raising the $2,000,000 investment provided in the Consulting Agreement, and to raise the $2,000,000 purchase price for the interest in Master.

In July 2010, EPIC was presented an opportunity to import and sell a Sleep Pad. EPIC and the Company investigated potential markets for this product. EPIC placed an order for 100 pieces which was receive in November 2010. It was determined that the cost of importing the product was to high and it would be necessary to find a US provider of the fabric, but none was found.

In 2011, a major textile mill started to reverse engineer the fabric. In October 2011, the development project was complete and in December 2011, EPIC received the first production run. EPIC and the Company through 2012 and 2013, made several healthcare products distribute them to potential users of from many of the users obtained testimonials. During this time EPIC was also conducting product and market research.

NOTE 2: CAPITAL TRANSACTIONS

The Company was incorporated by R Tucker & Associates, Inc., and January 2007 issued R Tucker & Associates, Inc. 1,000,000 shares of its common stock which was paid $10,000 in cash. The shares were issued under Section 4(2) of the Securities Act of 1933, as amended ("Act").

The Company, pursuant to a qualified Reg. A Offering, in August 2007 issued 520,000 investment units representing 520,000 shares and warrants in exchange for the cancellation of the License Fee of $130,000 (See Note 4); 200,000

investment units representing 200,000 shares and warrants for the cancellation of indebtedness for organizational costs relating to the Reg. A Offering in the amount of $50,000; 280,000 investment units representing 280,000 shares and warrants for $70,000 in cash.
The warrants were subsequently cancelled.

The Company in September 2007 issued 1,000,000 shares as the prepayment of $24,000 or $0.024 per share pursuant to a management agreement with EPIC Corporation. The shares were issued under Section 4(2) of the Act.

The Company in September 2009 issued 5,100,000 shares of its common stock in exchange for assets owned by EPIC. The shares were issued under Section 4(2) of the Act. The Company also redeemed 1,000,000 shares of its common stock from R Tucker & Associates, Inc., for the issuance of a promissory note in the face amount of $200,000 convertible into shares of the Company's common stock.

In October 2010 the company declared a stock dividend of 4 shares for each one share issued and outstanding.

NOTE 3: QUALIFIED AND NON QUALIFIED STOCK OPTION PLANS

The Company in 2007 established a stock option plan pursuant to Section 422A of the Internal Revenue Code. The plan has yet to be defined other than the reserving of 1,000,000 shares of common stock for such a plan. No options were ever granted under this plan and there are no options currently issued and outstanding.

The Company in 2007 also adopted a non-incentive stock option plan. This plan grants options that can be exercised at a specified price. The Company has reserved 1,000,000 shares of common stock for this plan. No options were ever granted under this plan and there are currently no options issued and outstanding.

NOTE 4: LICENSE AGREEMENT

The Company in April 2007 entered into a license agreement with Tensleep Corporation, an affiliate of the Company, for the non-exclusive right to use its intellectual property for wireless radio receivers and transmitters, timers and control devices in the integration of remote controlled automatic spraying systems that will be used to spray disinfectants, insecticides, and deodorizers indoors and outdoors, and to, but not limited to, sanitize an area or provide for insect abatement. The License agreement provides for the Company to pay a License Fee of $130,000 which is not due until December 31, 2007. In August 2007 the License Fee was cancelled in exchange for the 520,000 investment units. The license fee was determined arbitrarily based on research and development costs of the intellectual property licensed and the cost for the commercialization of the automatic remote controlled sprayer. Then in September 2009 the company wrote off the $130,000 license fee.

NOTE 5: Exclusive License

The Company on September 22, 2013, an exclusive license agreement to defined Licensed Rights for consumer market segments in North America. The Licensed Rights include:

a. United States Design Patent for an industrial and Medical Textile, Registration Number D701701 issued on April 1, 2014 (the "Design Patent").

b. A registered trade name for AcuFAB with a US registration number 4291843 and Europe registration number 1143797 both granted December 14, 2012, and an applied trade name of AcuPAD US application number 85662932 filed on 27-JUNE-2012.

c. Any and all additional trade names and trade marks applied for in the United States by the **Licensor** relating to the products made from the Industrial and Medical Textile.

d. Any other design patent obtained by **Licensor** for a similar textile as the Industrial and Medical Textile or products therefrom.

e. The right to fabricate the products using the Design Patent Industrial and Medical Textile , to distribute, market and sell the Industrial and Medical Textile's products made therefrom under the trade names of ACUFAB and ACUPAD, and to sublicense such rights to others in their exclusive area.

The Company is to pay a one time license fee of $1,000,000 in the form of a promissory note, one half of any one time Sublicense Fee to EPIC Corporation, and a 10% Royalty on the Company's gross sales to EPIC Corporation.

The Company has treated the one time License Fee as the cost value of an intangible asset as an other asset.

NOTE 6: Loans and Interest Payable

The Convertible Notes, Notes Payable, accrued interest, and Note Receivable include the following:

Convertible Note and Accrued Interest

Payor	Payee	Date Executed	Face Amount	Interest Rate	Convert Rate	Due Date
Convertible Notes						
RX Healthcare	The Tensleep Trust	9/30/2009	200,000	10%	$0.05	12/31/14
RX Healthcare	Tucker Community Trust	12/31/2011	10,000	10%	$0.05	1/31/15
Accrued Interest Convertible			Accrued Amount			
RX Healthcare	The Tensleep Trust		127,107			-
RX Healthcare	Tucker Community Trust		3,500			-

Notes - Loans Payable

Payor	Payee	Date Executed	Face Amount	Interest Rate	Due Date
Promissory Notes					
RX Healthcare	American H & W Corp	9/22/2013	1,000,000	7.5%	3/31/17
Loan Payable		Date Incurred			
RX Healthcare		2/15/12	1,500	None	On Demand

NOTE 7: INVESTMENTS

EPIC Corporation in September 2009 transferred 438,010 shares of Tensleep Financial Corporation common stock valued at $334,550 from EPIC Corporation in exchange for 5,100,000 shares of the Company's common stock.

EPIC incorporated Tensleep Financial Corporation ("Financial") on February 14, 2001, as a wholly owned subsidiary and was to be engaged in the business of providing funding for residential and commercial loans. EPIC made an initial investment of $50,000 and receive 5,000,000 shares of Financial in exchange. The $50,000 was invested to acquire a mortgage banking company, which was later closed down. Financial's business plan was modified to provide financial, business and corporate development services.

For business reasons, the company on May 2006, declared a stock dividend of all Financial's common stock to its stockholders and distributed approximately 4,561,986 shares to its shareholders. EPIC then held approximately a 8.76%

(438,014 shares out of 5,000,000 issued and outstanding) ownership interest in Financial, EPIC In September 2007 contributed an obligations of RX Healthcare Systems, Inc., in the amount of $130,000 to Tensleep Financial. EPIC valued the Tensleep Financial shares as of September 2007 at $200,000. The shares of Financial are not publicly traded.

In September 2009 the Company contributed its investment of $200,000 in Tensleep Financial and a $134,550 promissory note of Meadow at Quail Run to RX Healthcare. RX Healthcare then simultaneously contributed the $134,550 promissory note to Tensleep Financial, thereby having a cost basis investment of $334,550 in Tensleep Financial.

The Company in September 2009 received a capital contribution of 700,000 shares of Amcor Financial Corporation (Amcor) common stock valued at $286,788 from EPIC Corporation. Amcor was a specialty finance company which provided merchant banking services, real estate financing and financing of emerging growth companies. During the year ended September 30, 2004, due to excessive litigation by the former parent company of Amcor Financial and purchasers of homes from the parent company, Amcor was forced to cease business operations, and in January 2005, it filed bankruptcy under Chapter 7. The Company has written down its investment in Amcor Financial to $286,778, which the Company believes to be the residual value. The Company is informed that a distribution of funds and a closing of the bankruptcy may take place by the end of 2014.

In exchange for the 438,014 shares of Tensleep Financial and 700,000 shares of Amcor the Company issued 5,100,000 shares of its common stock valued $621,328.

NOTE 8: Marketing Plan

The Company and EPIC Corporation since January 2011 have focused on the development of the fabric (the "EPIC Spacer Fabric") from which several products are and will be made. The specialty textile mill that reversed engineered the fabric has developed the process to produce this unique fabric on a proprietary basis. EPIC has engaged a contract short run sewer to do the sewing and provide storage for the fabric and the finished products, as well as act as the fulfillment center.

EPIC and the Company, since receiving the 100 sleep pads from Asia and the first production run, have been providing samples to many individuals and healthcare institutions which have reported some amazing results.

EPIC and the Company since December 2011, have developed a marketing plan to sell the sleep pad and other products to consumers through direct marketing in television and radio advertising, etc., including an internet store; and a program to reach healthcare facilities with the support surface to prevent pressure sores. However, the EPIC lacked the funds to pursue this type of marketing plan.

EPIC and the Company in October 2012, changed the marketing plan. The plan is to pursue manufacturers and distributors of pressure, air, gel and foam mattresses and overlay support surfaces which sell to healthcare institutions, and to pursue manufactures and distributors of consumer mattresses.

The Company in October 2013 entered into an exclusive license to market, sale, and distributed the AcuFAB products in North American..

SUBSCRIPTION FORM

Registration:

____individual ____joint tenants ____tenants in common ____custodian ____trustee ____other (specify)

____

First Name M.I. Last Name Soc. Sec. Number

____

First Name M.I. Last Name Soc. Sec. Number

____

Street Address

If held for a beneficiary, please indicate the State of residence of the beneficiary.

____

City State Zip Code

___ If cash make check payable to: **RX Healthcare Systems, Ltd.**

___ If debt enter amount ______________________

Amount Invested: Number of Units Purchased (Minimum 100 Units) _______ @ $0.25 per Unit = $__________.

Mail Check and Subscription to: RX Healthcare Systems, Ltd.
1623 Tradewinds Lane
Newport Beach, CA 92660

Dealer Information:

Name of firm: ______________________________

Name of Representative: ______________________________

Address: ______________________________

Telephone: (___) ____________________

Company use only

Number of Shares to be issued ________ Shares rejected __________

Authorized Signature ______________________________

This Copy for Subscriber

SUBSCRIPTION FORM

Registration:

____individual ____joint tenants ____tenants in common ____custodian ____trustee ____other (specify)

____
First Name M.I. Last Name Soc. Sec. Number

____
First Name M.I. Last Name Soc. Sec. Number

____
Street Address

If held for a beneficiary, please indicate the State of residence of the beneficiary.

____
City State Zip Code

___ If cash make check payable to: **RX Healthcare Systems, Ltd.**

___ If debt enter amount ______________________

Amount Invested: Number of Units Purchased (Minimum 100 Units) ____ @ $0.25 per Unit = $__________.

Mail Check and Subscription to: RX Healthcare Systems, Ltd.
1623 Tradewinds Lane
Newport Beach, CA 92660

Dealer Information:

Name of firm: ______________________________________

Name of Representative: ______________________________________

Address: ______________________________________

Telephone: (___) __________________

Company use only

Number of Shares to be issued ________ Shares rejected __________

Authorized Signature ______________________________

This Copy for Company

Until ______________________________, 2014 all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver an Offering Circular. This is in addition to the obligation of dealers to deliver an Offering Circular when acting as underwriters and regarding their unsold allotments or subscriptions.

TABLE OF CONTENTS
PAGE

No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Offering Circular, and if given or made, such information or representations must not be relied upon as having been authorized. This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. This Offering Circular does not constitute an offer to sell or solicitation of an offer to buy such securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in such jurisdiction. Neither the delivery of this Offering Circular nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or the information contained herein is correct as of any time subsequent to its date.

RX HEALTHCARE SYSTEMS, LTD.

$500,000

20,000 Investment Units

100 Units Minimum Purchase

OFFERING CIRCULAR

____________, 2014

PART III

EXHIBITS

ITEM 1. **Index to Exhibits.**

(1)	Underwriting Agreement	Not Applicable
(2)	Charter and By-laws	
	(a) Articles of Incorporation**	Page
	(b) Bylaws**	Page
(3)	Instruments Defining the Rights of Security-Holders.	Not Applicable
(4)	Subscription Agreement**	Page
(5)	Voting Trust Agreement	Not Applicable
(6)	Material Contracts	Not Applicable
	(a) Revised License Agreement	Page 48
	(b) Warrant Agreement for Series A Warrants	Page 56
	(c) Warrant Agreement for Series B Warrants	Page 68
	(d) Warrant Agreement for Series C Warrants	Page 80
	(e) Warrant Agreement for Series D Warrants	Page 92
	(f) Stock Option Plans *	Page
(7)	Material Foreign Patents	Not Applicable
(8)	Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession.	Not Applicable
(9)	Escrow Agreements	Not Applicable
(10)	Consent	
	(a) Experts	Not Applicable
	(b) Underwriters	Not Applicable
(11)	Opinion re Legality	Page 103
(12)	Sales Material	Not Applicable
(13)	"Test the Water" Material	Not Applicable
(14)	Appointment of Agent For Service of Process	Not Applicable
(15)	Additional Exhibits	Not Applicable

* Exhibits were included and filed with original qualification in 2007.
** Exhibits were included and filed with original application September 3, 2014.

ITEM 2. **Description of Exhibits**

(2) Charter and By-Laws

(a) Articles of Incorporation filed March 29, 2006, in State of Colorado – Original Articles, Amendment to Articles filed January 16, 2007, modify and add provisions to Articles Amendment to Articles filed October 22, 2008, changed name to RX Corporation

Amendment to Articles filed May 9, 2009, changed name to Bioenergy Corp.
Amendment to Articles filed June 16, 2009, change name back to RX Healthcare Systems, Ltd.
Amendment to Articles filed September 22, 2013, Established Series A 5% Convertible Preferred Stock

(b) Bylaws of RX Healthcare Systems, Ltd.

(4) Subscription Agreement to be used in the purchase of Investment Units of the Issuer.

(6) Material Contracts consist of the following:

(a) License Agreement dated September 22, 2013, giving rights to AcuFAB and it products in USA
(b) Warrant Agreement for Series A Warrants to be issued per Offering Circular
(c) Warrant Agreement for Series B Warrants to be issued per Offering Circular
(d) Warrant Agreement for Series C Warrants to be issued per Offering Circular
(e) Warrant Agreement for Series D Warrants to be issued per Offering Circular
(f) Stock Option Plans - Qualified and Non-Qualified Plan under Section 422A of the Internal Revenue Code approved by the Board of Directors of the Company on January 16, 2007.

(11) Opinion re Legality – Anthony F. Wiezorek, ESQ dated October 28, 2014

UNDERTAKING

The Company hereby undertakes, until this Offering is closed, to promptly file a post effective amendment in order to provide full disclosure upon subsequent material event or events with the Company, as required under the Rules and Regulations promulgated under the Securities Act of 1933, as amended and which may include but not be limited to RX Healthcare Systems, Ltd., filing for protection under the laws of bankruptcy.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, it the City of Newport Beach, State of California, October 31, 2014.

RX Healthcare Systems, Ltd.

BY [signature]
Ronald S. Tucker, Chief Executive Officer and Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
[signature] Ronald S. Tucker	Director, President, Chief Executive Officer, Chief Financial Officer	October 31, 2014
[signature] Leticia I. Tucker	Director, Secretary/Treasurer	October 31, 2014

EXCLUSIVE LICENSE AGREEMENT

This agreement is made and entered into between Tensleep Trust, an Isle of Man Trust, whose address is 12 Mount Havelock, Douglas, Isle of Man, IM1 2QG (herein called **Licensor),** and RX Healthcare Systems, Inc., a Colorado corporation (hereinafter called **Licensee**), having its principal office at 1623 Tradewinds Lane, Newport Beach, CA, 92660.

RECITALS

A. **Licensor** has the right to grant a worldwide exclusive license to the rights defined herein (the "Licensed Rights"). The **Licensor** through its nominee, EPIC Trustees Limited, an Isle of Man corporation, on 19 July 2013, entered into a world-wide exclusive license for the Licensed Rights with EPIC Health Plc, an Isle of Man corporation. Then on 22 July 2013 EPIC Health Plc, entered into a sublicense agreement with RX Healthcare Systems, Ltd., a Colorado corporation, in exchange for 3,900,000 shares of **Licensee's** Preferred Stock.

B. On 22 July 2013 EPIC Health and RX Healthcare Systems, Ltd., entered into a sublicense agreement whereby RX Healthcare received an exclusive right to distribute the **Licensed Rights** in North, Central, and South America (the "Sublicense").

C. March 1, 2014, EPIC Trustees Limited and EPIC Health elected to dissolve and as part of the liquidation of each company. Pursuant to a Memo of Agreement – Liquidation ("Liquidation Agreement") EPIC Trustees Limited has transferred all its rights, title and interest in the **Licensed Rights** to **Licensor** and assigned **Licensor** the Sublicense.

D. The Liquidation Agreement also provides that Sublicense was to be cancelled and the 3,900,000 shares of RX Healthcares' Preferred Stock would also be cancelled, and that this sublicense would be entered into by and between the **Licensor** and **Licensee.**

E. On 1 April 2014 pursuant to the application of a Design Patent, the Design Patent has been registered for an Industrial and Medical Textile.

F. **Licensee** wishes to obtain an exclusive **License Rights** for the consumer market segments in North American and Licensor desires to grant this sublicense, and each party agrees that the date of this sublicense is to be as of the date of the Sublicense.

CONSIDERATION

In consideration of the above recitals, the mutual promises of the parties, and the following terms and conditions; IT IS AGREED:

TERMS AND CONDITIONS

Article I - Definitions

For the purpose of this agreement, the following definitions shall apply:

1. **Licensed Rights:** Shall mean:

   a. United States Design Patent was registered with a Registration Number D701701, for an industrial and Medical Textile filed on April 1, 2014, inventor Ronald Tucker (the "Design Patent").

   b. United States Trade Names and Trade Marks. A registered trade name for AcuFAB with a US registration number 4291843 and Europe registration number 1143797 both granted December 14, 2012, and an applied trade name of AcuPAD US application number 85662932 filed on 27-JUNE-2012 by Ronald Tucker.

   c. Any and all additional trade names and trade marks applied for in the United States by **Licensor** relating to the products made from the Industrial and Medical Textile.

   d. Any other design or utility patent obtained by **Licensor** for a similar textile as the Industrial and Medical Textile or products therefrom. The Confidentiality Agreement between Highland Industries, Inc,, and Integre-Med, LLC., dated December 17, 2010, and the pattern wheels for fabricating the fabric in the possession of Highland Industries. Inc.

   e. The right to fabricate the Industrial and Medical Textile, subject to the design patent 29438742 and the products made therefrom, to distribute, market and sell the Industrial and Medical Textile and the products made therefrom under the trade names of ACUFAB and ACUPAD, and to sublicense such rights to others world wide.

2. **Product(s):** Shall mean any and all products that are the included in the **Licensed Rights**, developed on the date of this agreement or in the future.

3. **Gross Sales:** Shall mean total Dollar, Euro or other Currency value(s) of Product(s) FOB manufactured based on the **Licensed Rights**.

4. **Confidential Proprietary Information:** Shall mean with respect to any Party all scientific, business or financial information relating to such Party, its subsidiaries or affiliates or their respective businesses, except when such information:

   a. Becomes known to the other Party prior to receipt from such first Party;

   b. Becomes publicly known through sources other than such first Party;

   c. Is lawfully received by such other Party from a party other than the first Party; or

d. Is approved for release by written authorization from such first Party.

5. **Exclusive License:** Shall mean a license, including the **License Rights**, whereby **Licensee**'s rights are sole and entire and operate to exclude all others, including **Licensor**.

6. **Know-how:** Shall mean any and all technical data, information, materials, trade secrets, technology, formulas, processes, and ideas, including any improvements thereto, in any form in which the foregoing may exist, now owned or co-owned by or exclusively, semi-exclusively or non-exclusively licensed to any party prior to the date of this Agreement or hereafter acquired by any party during the term of this agreement.

7. **Intellectual Property Rights:** Shall mean any and all inventions, materials, **Know-how**, trade secrets, technology, formulas, processes, ideas or other discoveries conceived or reduced to practices, whether patentable or not.

8. **Royalty (ies):** Shall mean revenues received in the form of cash and/or equity from holdings from **Licensee** as a result of licensing and using, selling, making, having made, sub-licensing or leasing of **Licensed Rights.**

ARTICLE II - Grant of exclusive license

1. **Licensor** hereby grants to **Licensee** the **Exclusive License** to the **License Rights** , including **Know-how, and Intellectual Property Rights in North America to the Consumer Market Segments,** to the exclusion of all others including the **Licensor**.

2. **Licensor** retains no **Licensed Rights,** except as otherwise provide **in Article III**, subparagraph 1. b. in this sublicense agreement..

ARTICLE III - LICENSE PAYMENTS

1. **License Fee.** For the license herein granted:

   a. **Licensee** agrees to pay a one-time **License Fee** of ONE MILLION DOLLARS ($1,000,000). The one time **License Fee** shall be paid in the form of A promissory note in the name of American H & W Corp, a Wyoming Corporation, as **Licensor's** nominee in the amount of ONE MILLION DOLLARS ($1,000,000) which may be paid in all or in part with registered securities of the Licensee pursuant to Regulation A promulgated under the Securities Act of 1933, as amended ("ACT").

   b. **Licensee** shall pay one half (1/2) of any sub-license one time license fee payable in cash, in kind or the common stock of the Sub-**Licensee** to EPIC Corporation; **and**

   c. **Licensee** shall pay an earned royalty of 10 percent (10%) of **Licensee**'s **Gross Sales** of

Products to EPIC Corporation.

2. **Sublicensee**. The granting and terms of all sub-licenses is entirely at **Licensee**'s discretion provided that all sub-licenses shall be subjected to the terms and conditions of this agreement.

3. **When a sale is made:** A sale of **Licensed Patent Rights** shall be regarded as being made upon payment for **Products** made using **Licensed Patent Rights**.

5. **Payments:**_All sums payable by **Licensee** hereunder shall be paid to **Licensor** in U.S. dollars.

6. **Interest:** In the event any royalties are not paid as specified herein, then a compound interest of eighteen percent (18%) shall be due in addition to the royalties accrued for the period of default.

ARTICLE IV - Reports, Books and Records

1. **Reports**. Within thirty (45) days after the end of each calendar quarter ending December 31, March 30 and June 30 and within (60) days after the end of the annual period ending September 30 during the term of this Agreement or the termination of this agreement, **Licensee** shall make a written report to **Licensor** setting forth any sub-licenses made,

2. **Books and records**. **Licensee** shall keep books and records in such reasonable detail as will permit the reports provided for in Paragraph 1. **Licensee** further agrees to permit such books and reports to be inspected and audited by a representative or representatives of **Licensor** to the extent necessary to verify the reports provided for in paragraph 1, hereof; provided, however, that such representative or representatives shall indicate to **Licensor** only whether the reports are correct, if not, the reasons why not.

ARTICLE V – Marking

Licensee agrees to mark or have marked all **Products** sold, used or leased by it or its sub-licensees under the **Licensed Rights**, if and to the extent such markings shall be practical, with such patents pending, trade name and trade marks as shall be desirable or required by applicable laws.

ARTICLE VI - Diligence

1. **Licensee** shall use its best efforts to bring **Products** to market through a vigorous and diligent program and to continue active, diligent marketing efforts throughout the life of this agreement.

2. In the event **Licensee** decides to abandon or otherwise cease to manufacture and or market the **Products**, **Licensee** shall notify **Licensor** within thirty (30) days of the date of this decision.

ARTICLE VII - Irrevocable Judgment with Respect to Validity of Patents, Trade Marks or Trade Names

If a judgment or decree shall be entered in any proceeding in which the validity or infringement of any claim of any patent, trade mark or trade name under which the **License** is granted hereunder shall be in issue, which judgment or decree shall become not further reviewable through the exhaustion of all permissible applications for rehearing or review by a superior tribunal, or through the expiration of the time permitted for such application (such a judgment or decree being hereinafter referred to as an irrevocable judgment), the construction placed on any such claim by such irrevocable judgment shall thereafter be followed not only as to such claim, but also as to all claims to which such instruction applies, with respect to acts occurring thereafter and if an irrevocable judgment shall hold any claim invalid, **Licensee** shall not be relieved from making the reports hereunder under ARTICLE IV payable only because of such claim or any broader claim to which such irrevocable judgment shall be applicable, and from the performance of any other acts required by this agreement only because of any such claims.

ARTICLE VIII - Termination or Conversion to Non-Exclusive License

1. **Termination by Licensee. Option of Licensee: Licensee** may terminate the license granted by this agreement, provided **Licensee** shall not be in default hereunder and has paid the one time **License Fee** in full, by giving **Licensor** ninety (90) days notice to its intention to do so. If such notice shall be given, then upon the expiration of such ninety (90) days the termination shall become effective; but such termination shall not operate to relieve **Licensee** from its obligation to pay any amount due or to satisfy any other obligations, accrued hereunder prior to the date of such termination. In the event of termination, the **License Rights** and any and all sub-licenses shall revert to **Licensor.**

2. **Effect of termination. Termination** of this agreement shall not in any way operate to impair or destroy any of **Licensee**'s or **Licensor**'s right or remedies, either at law or in equity, or to relieve **Licensee** of any of its obligations to make **Payments** or to comply with any other of the obligations hereunder, accrued prior to the effective date of termination, and all sub-licenses granted to sublicensee's are automatically assigned to **Licensor**. In the event of **Licensee's** default under subparagraphs e. and f. above and the company is able to continue in business the **Exclusive License** shall terminate, but **Licensee** shall have an **Non-Exclusive License** to market and sell the ACUPAD products, to the extent that they do not conflict with with rights of sublicensee's.

4. **Effect of delay, etc. Failure** or delay by **Licensor** to exercise its rights of termination hereunder by reason of any default by **Licensee** in carrying out any obligation imposed upon it by this agreement shall not operate to prejudice **Licensor**'s right of termination for any other subsequent default by **Licensee**.

5. **Option of Licensee to convert to non-exclusive license.** **Licensee** shall have the right to convert this License to a non exclusive license subject to the same terms and conditions as for the **Exclusive License**, without right to sublicense, subject to **Payments** as required under **ARTICLE III,** Paragraphs 3, 4, and 5.

ARTICLE IX – Term

Unless previously terminated as hereinbefore provided, the term of this Agreement shall be from and after the date hereof in perpetuity.

ARTICLE X - Litigation

1. **Initiation**. In the event that **Licensor** advises **Licensee** in writing of a substantial infringement of the Trade Mark, Trade Name or Patent included in the **Licensed Rights**, **Licensee** may, but is not obligated to, bring suit or suits through attorneys of **Licensee**'s selection with respect to such infringement.

2. **Expenses and proceeds of litigation**. Where a suit or suits have been brought by **Licensee, Licensee** shall maintain the litigation at its own expense and shall keep any judgments and awards arising from these suits expecting that portion of the judgments attributable to the infringer shall be divided equally between **Licensor** and **Licensee** after deducting any and all expenses of such suits; provided, however, **Licensor** shall not be entitled to receive more under this provision than if the infringer had been licensed by **Licensee**.

3. **Licensor's right to sue.** If **Licensee** shall fail to commence suit on an infringement hereunder within one (1) year after the receipt of **Licensor**'s written request to do so, **Licensor** in protection of its reversionary rights shall have the right to bring and prosecute such suits at its cost and expense through attorneys of its selection, in its own name, and all sums received or recovered by **Licensor** in or by reason of such suits shall be retained by **Licensor**; provided, however, no more than one lawsuit at a time shall commence in any such country.

ARTICLE XI - Notices, Assignees

1. **Notices**. Notices required hereunder shall be deemed properly given if duly sent by first class mail and addressed to the parties at the addresses set forth above. The parties hereto will keep each other advised of address changes. All **Payments** are to be made by wire to the **Licensor's** designated bank and wiring instructions.

2. **Assignees, etc.** This Agreement shall be binding upon and shall inure to the benefit of the assigns of **Licensor** and **Licensee** and upon and to the benefit of their successors.

ARTICLE XII - Miscellaneous

1. **This agreement** is executed and delivered in the Netherlands and shall be constructed in accordance with the laws of the Isle Of Man.

2. **No other understanding**. This agreement sets forth the entire agreement and understanding between the parties as to the subject matter thereof and merges all prior discussions between them.

3. **No representations** or warranties regarding the Trade Marks, Trade Names and Patents of third parties are made in this agreement. No representations or warranty is made by **Licensor** that the **Licensed Rights** to sale, market, distribute, lease or sublicense under the **Exclusive License** granted herein is or will be free of claims of infringement of rights of any other person or persons.

4. **Indemnity**. **Licensee** shall indemnify, hold harmless, and defend **Licensor** and its trustees, officers, employees and agents against any and all allegations and actions for death, illness, personal injury, property damage, and improper business practices arising out of the use of the **Licensed Rights**.

5. **Confidentiality**. The parties agree to maintain discussions and proprietary information revealed pursuant to this agreement in confidence, to disclose them only to persons within their respective organizations having a need to know, and to furnish assurances to the other party that such persons understand this duty on confidentiality.

6. **Disclaimer of Warranty**. **Licensed Rights** are provided WITHOUT WARRANTY OR REPRESENTATIONS OF ANY SORT, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE OF NON-INFRINGEMENT. **Licensor** makes no representations and provides no warranty that the use of the **Licensed Rights** will not infringe any proprietary rights of third parties.

7. That this **License** is to be interpreted in accordance with the laws of the Isle of Manand is considered to have been entered into in the city of Douglas, Isle of Mann and is subject to the courts in the Isle of Man.

In witness whereof, the parties hereto have caused this agreement to be executed by thier duly authorized representatives on this 22nd day of September, 2013.

Licensor: Tensleep Trust
by: R Tucker & Associates, Inc., Trustee

Name: ______________________
Ronald S Tucker, Rep

Licensee: RX Healthcare Systems, Ltd.

Name: *[signature]*
Leticia I. Tucker, V.P. & Director

WARRANT AGREEMENT
for "Series A Warrants"

AGREEMENT (this "Agreement") dated as of August 23, 2014, by and among the RX Healthcare Systems, Ltd., a Colorado corporation (the "Company"), and R Tucker & Associates, Inc., as warrant agent (the "Warrant Agent").

Witnesseth

WHEREAS, in connection with a public offering (the "Private Placement"), the Company is issuing 6,000,000 Series A Warrants ("Warrants"), each Warrant exercisable to purchase two shares of the Company's common stock, no par value ("Common Stock").

WHEREAS, the Company desires the Warrant Agent or its authorized successor to act on behalf of the Company. The Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange and redemption of the Warrants and the issuance of certificates representing the Warrants;

NOW THEREFORE, in consideration of the premises and the mutual agreements hereinafter set forth and for the purpose of defining the terms and provisions of the Warrants and the certificates representing the Warrants and the respective rights and obligations thereunder of the Company, the holders of certificates representing the Warrants and the Warrant Agent, the parties hereto agree as follows:

SECTION 1. Definitions.

As used herein, the following terms shall have the following meanings:

"Common Stock" means stock of the Company of any class, whether now or hereafter authorized, which has the right to participate in the distributions of earnings and assets of the Company without limit as to amount or percentage, which at the date hereof consists of 150,000,000 authorized shares of Common Stock.

"Corporate Office" means the office of the Warrant Agent (or its successor) at which at any particular time its principal business shall be administered, which office is located at the date hereof at 1623 Tradewinds Lane, California 92660.

"Exercise Date" means the date the Warrant Agent receives both (a) the Warrant Certificate representing such Warrant, with the exercise form duly executed by the Registered Holder or his attorney duly authorized in writing, and (b) payment in cash, or by official bank or certified check payable to the Company, of an amount in lawful money of the United States of America equal to the applicable Purchase Price.

"Purchase Price" means the purchase price to be paid upon exercise of each Warrant in accordance with the terms hereof, which price will be $0.075 per each share for 6,000,000 warrants, subject to adjustment from time to time pursuant to the provisions of Section 8 hereof, and subject to the Company's right to redeem the Warrants upon notice to all warrant holders.

"Registered Holder" means the person in whose name any certificate representing Warrants shall be registered on the books maintained by the Warrant Agent pursuant to Section 6.

"Transfer Agent" means Corporate Stock Transfer, as the Company's transfer agent, or its authorized successor, as such.

"Warrant Expiration Date" means 5:00 P.M. (Colorado time) on the 24 month after the effective date, provided that if such date shall in the State of Colorado be a holiday or a day on which banks are authorized to close, then 5:00 P.M. (Colorado time) on the next following day which in the State of Colorado is not a holiday or a day on which banks are authorized to close. Upon notice to all warrant holders the Company shall have the right to extend the Warrant Expiration Date.

SECTION 2. Warrants and Issuance of Warrant Certificates.

(a) A Warrant shall initially entitle the Registered Holder of the Warrant Certificate representing such Warrant to purchase one share of Common Stock upon the exercise thereof, in accordance with the terms hereof, subject to modification and adjustment as provided in Section 8 and to the limitation provided in Section 23.

(b) From time to time, up to the Warrant Expiration Date, the Transfer Agent shall execute and deliver stock certificates in required whole number denominations representing up to an aggregate of 6,000,000 shares of Common Stock, subject to adjustment as described herein, upon the exercise of Warrants in accordance with this Agreement.

(c) From time to time, up to the Warrant Expiration Date, the Warrant Agent shall execute and deliver Warrant Certificates in required whole number denominations to the persons entitled thereto in connection with any transfer or exchange permitted under this Agreement; provided that no Warrant Certificates shall be issued except (I) those initially issued hereunder, (ii) those issued upon the exercise of fewer than all Warrants represented by any Warrant Certificate, to evidence any un-exercised Warrants held by the exercising Registered Holder, (iii) those issued upon any transfer or exchange pursuant to Section 6; (iv) those issued in replacement of lost, stolen, destroyed or mutilated Warrant Certificates pursuant to Section 7; and (v) at the option of the Company, in such form as may be approved by the its Board of Directors, to reflect (a) any adjustment or change in the Purchase Price or the number of shares of Common Stock purchasable upon exercise of the Warrants, made pursuant to Section 8 hereof and (b) other modifications approved by Warrant holders in accordance with Section 16 hereof.

SECTION 3. Form and Execution of Warrant Certificates.

(a) The Warrant Certificates shall be substantially in the form annexed hereto as Exhibit A (the provisions of which are hereby incorporated herein) and may have such letters, numbers or other marks of identification or designation and such legends, summaries or endorsements printed, lithographed, engraved or typed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Warrants may be listed, or to conform to usage. The Warrant Certificates shall be dated the date of issuance thereof (whether upon initial issuance, transfer,

exchange or in lieu of mutilated, lost, stolen, or destroyed Warrant Certificates) and issued in registered form. Warrants shall be numbered serially with the letter "WA1-."

(b) Warrant Certificates shall be executed on behalf of the Company by its Chairman of the Board, President or any Vice President and by its Secretary or an Assistant Secretary, by manual signatures or by facsimile signatures printed thereon, and shall have imprinted thereon a facsimile of the Company's seal. In case any officer of the Company who shall have signed any of the Warrant Certificates shall cease to be such officer of the Company before the date of issuance of the Warrant Certificates and issue and delivery thereof, such Warrant Certificates may nevertheless be issued and delivered with the same force and effect as though the person who signed such Warrant Certificates had not ceased to be such officer of the Company. After execution by the Company, Warrant Certificates shall be delivered by the Warrant Agent to the Registered Holder.

SECTION 4. Exercise.

(a) Each Warrant may be exercised by the Registered Holder thereof at any time during the exercise period and prior to the Warrant Expiration Date upon the terms and subject to the conditions, including without limitation, compliance with applicable securities laws, set forth herein and in the applicable Warrant Certificate. A Warrant shall be deemed to have been exercised immediately prior to the close of business on the Exercise Date and the person entitled to receive the securities deliverable upon such exercise shall be treated for all purposes as the holder upon exercise thereof as of the close of business on the Exercise Date. As soon as practicable on or after the Exercise Date, the Warrant Agent shall deposit the proceeds received from the exercise of a Warrant, and promptly after clearance of checks received in payment of the Purchase Price pursuant to such Warrants, cause to be issued and delivered by the Transfer Agent, to the person or persons entitled to receive the same, a certificate or certificates for the securities deliverable upon such exercise, (plus a certificate for any remaining unexercised Warrants of the Registered Holder). Notwithstanding the foregoing, in the case of payment made in the form of a check drawn on an account of the Company, certificates shall immediately be issued without any delay. Upon the exercise of any Warrant and clearance of the funds received, the Warrant Agent shall promptly remit the payment received for the Warrant to the Company or as the Company may direct in writing.

(b) On the Exercise Date in respect of the exercise of any Warrant, simultaneously with the receipt of the proceeds upon exercise of the Warrant(s) so exercised, the Company will pay from the proceeds received upon exercise of the Warrant(s) the Company.

The Company will reimburse the Warrant Agent, upon request, for its reasonable expenses relating to complying with this Section 4(b).

SECTION 5. Reservation of Shares: Listing: Payment of Taxes: etc.

(a) The Company covenants that it will always reserve and keep available out of its authorized Common Stock, solely for issue upon exercise of Warrants, such number of shares of Common Stock as will then be issuable upon the exercise of all outstanding Warrants. The Company covenants that all shares of Common Stock which will be issuable upon exercise of the Warrants and payment of the Purchase Price will, at the time of delivery, be duly and validly

issued, fully paid, non-assessable and free from all taxes, liens and charges with respect to the issue thereof (other than those that arise because of the action or inaction of the Registered Holder).

(b) The Company will use reasonable efforts to obtain appropriate approvals or registrations under state "blue sky" securities laws with respect to the exercise of the Warrants; provided, however, that the Company will not be obligated to file any general consent to service of process or qualify as a foreign corporation in any jurisdiction. With respect to any such securities laws, however, Warrants may not be exercised by, or shares of Common Stock issued to, any Registered Holder in any state in which such exercise would be unlawful.

(c) The Company will pay all documentary, stamp or similar taxes and other governmental charges that may be imposed on the issuance of the Warrants, or the issuance and the delivery of any shares upon the exercise of the Warrants; provided, however, that if the shares of Common Stock are to be delivered in a name other than the name of the Registered Holder of the Warrant Certificate representing any Warrant being exercised, then no such delivery will be made unless the person requesting the same has paid to the Warrant Agent the amount of transfer taxes or charges incident thereto, if any.

(D) The Warrant Agent is hereby irrevocably authorized to requisition the Company's Transfer Agent from time to time for certificates representing shares of Common Stock required upon exercise of the Warrants, and the Company will authorize the Transfer Agent to comply with all such proper requisitions.

SECTION 6. <u>Exchange and Registration of Transfer.</u>

Subject to the restrictions on transfer contained in the Warrant Certificates and the Subscription Agreements between the Company and the purchasers of Units:

(a) Warrant Certificates may be exchanged for other Warrant Certificates representing an equal aggregate number of Warrants of the same class or may be transferred in whole or in part; provided that no transfers, sales or other dispositions of the Warrants may be made except after the time periods and in the percentages set forth in Section 1.9 of the Subscription Agreements. Warrant Certificates to be exchanged shall be surrendered to the Warrant Agent at its Corporate Office, and upon satisfaction of the terms and provisions hereof, the Company shall execute, and the Warrant Agent shall countersign, issue and deliver in exchange therefor the Warrant Certificate or Certificates which the Registered Holder making the exchange shall be entitled to receive.

(b) The Warrant Agent shall keep at its office books in which, subject to such reasonable regulations as it may prescribe, it shall register Warrant Certificates and the transfer thereof in accordance with its regular practice. Upon due presentment for registration of transfer of any Warrant Certificate at its office, the Company shall execute and the Warrant Agent shall issue and deliver to the transferee or transferees a new Warrant Certificate or Certificates representing an equal aggregate number of Warrants

(c) With respect to all Warrant Certificates presented for registration of transfer, or for exchange or exercise, the subscription form on the reverse thereof shall be duly endorsed, or be

accompanied by a written instrument or instruments of transfer and subscription, in form satisfactory to the Company, duly executed by the Registered Holder or his attorney-in-fact duly authorized in writing.

(d) The Company may require payment by such holder of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

(e) All Warrant Certificates surrendered for exercise or for exchange in case of mutilated Warrant Certificates shall be promptly canceled by the Warrant Agent and thereafter retained by the Warrant Agent until termination of this Agreement or resignation of the Warrant Agent, or disposed of or destroyed, at the direction of the Company.

(f) Prior to due presentment for registration of transfer thereof, the Company and the Warrant Agent may deem and treat the Registered Holder of any Warrant Certificate as the absolute owner thereof and of each Warrant represented thereby (notwithstanding any notations of ownership or writing thereon made by anyone other than a duly authorized officer of the Company or the Warrant Agent) for all purposes and shall not be affected by any notice to the contrary.

SECTION 7. Loss or Mutilation.

Upon receipt by the Company and the Warrant Agent of evidence satisfactory to them of the ownership of and loss, theft, destruction or mutilation of any Warrant Certificate and (in case of loss, theft or destruction) of indemnity satisfactory to them, and (in the case of mutilation) upon surrender and cancellation thereof, the Company shall execute and the Warrant Agent shall (in the absence of notice to the Company and/or Warrant Agent that the Warrant Certificate has been acquired by a bonafide purchaser) countersign and deliver to the Registered Holder in lieu thereof a new Warrant Certificate of like tenor representing an equal aggregate number of Warrants. Applicants for a substitute Warrant Certificate shall comply with such other reasonable regulations and pay such other reasonable charges as the Warrant Agent may prescribe.

SECTION 8. Adjustment of Purchase Price and Number of Shares of Common Stock or Warrants.

The Purchase Price in effect at any time and the number and kind of securities purchasable upon the exercise of the Warrants shall be subject to adjustment from time to time upon the happening of certain events as follows:

(a) In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Purchase Price by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action, and the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall be successively whenever any event listed above shall occur.

(b) Whenever the Purchase Price payable upon exercise of each Warrant is adjusted pursuant to Subsection (a) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant by the Purchase Price in effect on the date hereof and dividing the product so obtained by the Purchase Price, as adjusted.

(c) No adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least five cents (0.05) in such price; provided, however, that any adjustments which by reason of this Subsection (c) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section 8 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. Anything in this Section 8 to the contrary not withstanding, the Company shall be entitled, but shall not be required, to make such changes in the Purchase Price, in addition to those required by this Section 8 as it shall determine, in its sole discretion, to be advisable in order that any dividend or distribution in shares of Common Stock or any subdivision, reclassification or combination of Common Stock, hereafter made by the Company shall not result in any Federal Income tax liability to the Registered Holder of Common Stock or securities convertible into Common Stock (including Warrants).

(d) Whenever the Purchase Price is adjusted, as herein provided, the Company shall promptly but no later than 20 days after any request for such an adjustment by the Registered Holder, cause a notice setting forth the adjusted Purchase Price and adjusted number of Shares issuable upon exercise of each Warrant, and, if requested, information describing the transactions giving rise to such adjustments, to be mailed to the Registered Holder at his last address appearing in the warrant register of the Warrant Agent, and shall cause a certified copy thereof to be mailed to its Warrant Agent. The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by the Company) to make any computations required by this Section 8, and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

(e) In the event that at any time, as a result of an adjustment made pursuant to Subsection (a) above, the Registered Holder of this Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Subsection (a) above.

(f) Irrespective of any adjustments in the Purchase Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Agreement.

SECTION 9. Reclassification. Reorganization or Merger.

In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Company, or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the class issuable upon exercise of this Warrant) or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety, the Company shall, as a condition precedent to such transaction, cause effective provisions to be made so that the holder shall have the right thereafter by exercising this Warrant at any time prior to the expiration of the Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been purchased upon exercise of this Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Section 9 shall similarly apply to successive reclassifications, capital reorganizations and changes of shares of Common Stock and to successive consolidations, mergers, sales or conveyances. In the event that in connection with any such capital reorganization or reclassification, consolidation, merger, sale or conveyance, additional shares of Common Stock shall be issued in exchange, conversion, substitution or payment, in whole or in part, for a security of the Company other that Common Stock, any such issue shall be treated as an issue of Common Stock covered by the provisions of Subsection (a) of Section (8) hereof.

SECTION 10. <u>Fractional Warrants and fractional Shares.</u>

(a) If the number of shares of Common Stock purchasable upon the exercise of each Warrant is adjusted pursuant to Section 8 hereof, the Company shall nevertheless not be required to issue fractions of shares, upon exercise of the Warrants or otherwise, or to distribute certificates that evidence fractional shares. With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of such fractional share, determined as follows:

(1) If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the Nasdaq National Market System ("NMS") the current market value shall be the last reported sale price of Common Stock on such exchange on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day or no closing sale price is quoted, the average of the closing bid and asked prices for such day on such exchange or system; or

(2) If the Common Stock is listed in the over-the-counter market (other than on NMS) or admitted to unlisted trading privileges, the current market value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

(3) If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current market value shall be prescribed by the Board of Directors of the Company.

SECTION 11. Warrant Holders Not Deemed Stockholders.

No holder of Warrants shall, as such, be entitled to vote or to receive dividends or be deemed the holder of Common Stock that may at any time be issuable upon exercise of such Warrants for any purpose whatsoever, nor shall anything contained herein be construed to confer upon the holder of Warrants, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issue or reclassification of stock, change of par value or change of stock to no par value, consolidation, merger or conveyance or otherwise), or to receive notice of meetings, or to receive dividends or subscription rights, until such Holder shall have exercised such Warrants and been issued shares of Common Stock in accordance with the provisions hereof.

SECTION 12. Rights of Action.

All rights of action with respect to this Agreement are vested in the respective Registered Holders of the Warrants, and any Registered Holder of a Warrant, without consent of the Warrant Agent or of the holder of any other Warrant, may, on his own behalf and for his own benefit, enforce against the Company his right to exercise his Warrants for the purchase of shares of Common Stock in the manner provided in the Warrant Certificate and this Agreement.

SECTION 13. Agreement of Warrant Holders.

Every holder of a Warrant, by his acceptance thereof, consents and agrees with the Company, the Warrant Agent and every other holder of a Warrant that:

(a) The Warrants are transferable only on the registry books of the Warrant Agent by the Registered Holder thereof in person or by his attorney duly authorized in writing and only if the Warrant Certificates representing such Warrants are surrendered at the office of the Warrant Agent, duly endorsed or accompanied by a proper instrument of transfer satisfactory to the Warrant Agent and the Company in their sole discretion, together with payment of any applicable transfer taxes; and

(b) The Company may deem and treat the person in whose name the Warrant Certificate is registered as the holder and as the absolute, true and lawful owner of the Warrants represented thereby for all purposes, and the Company shall not be affected by any notice or knowledge to the contrary, except as otherwise expressly provided in Section 7 hereof.

SECTION 14. Cancellation of Warrant Certificates.

If the Company shall purchase or acquire any Warrant or Warrants, the Warrant Certificate or Warrant Certificates evidencing the same shall thereupon be canceled by it and

retired. The Warrant Agent shall also cancel Common Stock following exercise of any or all of the Warrants represented thereby or delivered to it for transfer, split up, combination or exchange.

SECTION 15. Concerning the Warrant Agent.

The Warrant Agent acts hereunder as agent and in a ministerial capacity for the Company, and its duties shall be determined solely by the provisions hereof. The Warrant Agent shall not, by issuing and delivering Warrant Certificates or by any other act hereunder be deemed to make any representations as to the validity, value or authorization of the Warrant Certificates or the Warrants represented thereby or of any securities or other property delivered upon exercise of any Warrant or whether any stock issued upon exercise of any Warrant is fully paid and nonassessable.

The Warrant Agent shall account promptly to the Company with respect to Warrants exercised and concurrently pay the Company, as provided in Section 4, all moneys received by the Warrant Agent upon the exercise of such Warrants. The Warrant Agent shall, upon request of the Company from time to time, deliver to the Company such complete reports of registered ownership of the Warrants and such complete records of transactions with respect to the Warrants and the shares of Common Stock as the Company may request. The Warrant Agent shall also make available to the Company and R Tucker for inspection by their agents or employees, from time to time as either of them may request, such original books of accounts and records (including original Warrant Certificates surrendered to the Warrant Agent upon exercise of Warrants) as may be maintained by the Warrant Agent in connection with the issuance and exercise of Warrants hereunder, such inspections to occur at the Warrant Agent's office as specified in Section 8, during normal business hours.

The Warrant Agent shall not at any time be under any duty or responsibility to any holder of Warrant Certificates to make or cause to be made any adjustment of the Purchase Price provided in this Agreement, or to determine whether any fact exists which may require any such adjustments, or with respect to the nature or extent of any such adjustment, when made, or with respect to the method employed in making the same. It shall not (I) be liable for any recital or statement of facts contained herein or for any action taken, suffered or omitted by it in reliance on any Warrant Certificate or other document or instrument believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties, (ii) be responsible for any failure on the part of the Company to comply with any of its covenants and obligations contained in this Agreement or in any Warrant Certificate, or (iii) be liable for any act or omission in connection with this Agreement except for its own negligence or willful misconduct.

The Warrant Agent may at any time consult with counsel satisfactory to it (who may be counsel for the Company) and shall incur no liability or responsibility for any action taken, suffered or omitted by it in good faith in accordance with the written opinion or advice of such counsel.

Any notice, statement, instruction, request, direction, order or demand of the Company shall be sufficiently evidenced by an instrument signed by the Chairman of the Board, President, any Vice President, its Secretary, or Assistant Secretary, (unless other evidence in respect thereof

is herein specifically prescribed). The Warrant Agent shall not be liable for any action taken, suffered or omitted by it in accordance with such notice, statement, instruction, request, direction, order or demand believed
by it to be genuine.

The Company agrees to pay the Warrant Agent reasonable compensation for its services hereunder and to reimburse it for its reasonable expenses hereunder; it further agrees to indemnify the Warrant Agent and save it harmless against any and all losses, expenses and liabilities, including judgments, costs and counsel fees, for anything done or omitted by the Warrant Agent in the execution of its duties and powers hereunder except losses, expenses and liabilities arising as a result of the Warrant Agent's negligence or willful misconduct.

The Warrant Agent may resign its duties and be discharged from all further duties and liabilities hereunder (except liabilities arising as a result of the Warrant Agent's own negligence or willful misconduct), after giving 30 days' prior written notice to the Company. At least 15 days prior to the date such resignation is to become effective, the Warrant Agent shall cause a copy of such notice of resignation to be mailed to the Registered Holder of each Warrant Certificate at the Company's expense.

Upon such resignation, or any inability of the Warrant Agent to act as such hereunder, the Company shall appoint a new warrant agent in writing. If the Company fails to make an appointment within a period of 15 days after it has been notified in writing of the resignation, the Registered Holder of any Warrant Certificate may apply to a court of competent jurisdiction to appoint a new warrant agent. When the new warrant agent's written acceptance is received by the Company, the new warrant agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the Warrant Agent, without any further assurance, conveyance, act or deed; but if for any reason it shall be necessary or expedient to execute and deliver any further assurance, conveyance, act or deed, the same shall be done at the expense of the Company and shall be legally and validly executed and delivered by the resigning Warrant Agent. Not later than the effective date of any such appointment the Company shall file notice thereof with the resigning Warrant Agent and shall forthwith cause a copy of such notice to be mailed to the Registered Holder of each Warrant Certificate.

Any corporation into which the Warrant Agent or any new warrant agent may be converted or merged or any corporation resulting from any consolidation to which the Warrant Agent or any new warrant agent shall be a party shall be a successor warrant agent under this Agreement without any further act, provided that such corporation is eligible for appointment as successor to the Warrant Agent under the provisions of the preceding paragraph. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed to the Company and to the Registered Holder of each Warrant Certificate.

The Warrant Agent, its subsidiaries and affiliates, and any of its or their officers or directors, may buy and hold or sell Warrants or other securities of the Company and otherwise deal with the Company in the same manner and to the same extent and with like effects as though it were not Warrant Agent. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

SECTION 16. Modification of Agreement.

The parties hereto may by supplemental agreement make any changes or corrections in this Agreement (I) that it shall deem appropriate to cure any ambiguity or to correct any defective or inconsistent provision or manifest mistake or error herein contained; (ii)to reflect an increase in the number of Warrants which are to be governed by this Agreement resulting from an increase in the size of the Private Placement Offering; or (iii) that it may deem necessary or desirable and which shall not adversely affect the interests of the holders of Warrant Certificates; provided, however, that this Agreement shall not other vise be modified, supplemented or altered in any respect except with the consent in writing of the Registered Holders of Warrant Certificates representing not less than 50% of the Warrants then outstanding; and provided, further that no change in the number or nature of the securities purchasable upon the exercise of any Warrant, or the Purchase Price therefor, or the acceleration of the Warrant Expiration Date, shall be made without the consent in writing of the Registered Holder of the Warrant Certificate representing such Warrant, other than such changes as are specifically prescribed by this Agreement as originally executed.

SECTION 17. Notices.

All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been made when delivered or mailed first class registered or certified mail, postage prepaid as follows: if to the Registered Holder of a Warrant Certificate, at the address of such holder as shown on the registry books maintained by the Warrant Agent; if to the Company, at 76 Costa Brava, Laguna Niguel, California 92677.

SECTION 18. Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, without reference to its principles of conflict of laws.

SECTION 19. Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the Company and the Warrant Agent (and their respective successors and assigns) and the holders from time to time of Warrant Certificates. Nothing in this Agreement is intended or shall be construed to confer upon any other person any right, remedy or claim, in equity or at law, or to impose upon any other person any duty, liability or obligation.

SECTION 20. Termination.

This Agreement shall terminate on the earlier to occur of (I) the close of business on the Expiration Date of all the Warrants; (ii) the date upon which all Warrants have been exercised.

SECTION 21. Counter parts.

This Agreement may be executed in several counterparts, which taken together shall constitute a single document.

SECTION 22. Extension of Time and/or Lowering of price per share.

The Company, in the exercise of its absolute discretion, retains the right to extend the expiration date and or to reduce the exercise price of the Warrants remaining outstanding.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

RX Healthcare Systems. Ltd.

By:
Name: Ronald S. Tucker
Title: President

R Tucker & Associates, Inc.

By:
Name: Ronald S. Tucker
Title: President

WARRANT AGREEMENT
for "Series B Warrants"

AGREEMENT (this "Agreement") dated as of August 23, 2014, by and among the RX Healthcare Systems, Ltd., a Colorado corporation (the "Company"), and R Tucker & Associates, Inc., as warrant agent (the "Warrant Agent").

Witnesseth

WHEREAS, in connection with a public offering (the "Private Placement"), the Company is issuing 6,000,000 Series B Warrants ("Warrants"), each Warrant exercisable to purchase two shares of the Company's common stock, no par value ("Common Stock").

WHEREAS, the Company desires the Warrant Agent or its authorized successor to act on behalf of the Company. The Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange and redemption of the Warrants and the issuance of certificates representing the Warrants;

NOW THEREFORE, in consideration of the premises and the mutual agreements hereinafter set forth and for the purpose of defining the terms and provisions of the Warrants and the certificates representing the Warrants and the respective rights and obligations thereunder of the Company, the holders of certificates representing the Warrants and the Warrant Agent, the parties hereto agree as follows:

SECTION 1. Definitions.

As used herein, the following terms shall have the following meanings:

"Common Stock" means stock of the Company of any class, whether now or hereafter authorized, which has the right to participate in the distributions of earnings and assets of the Company without limit as to amount or percentage, which at the date hereof consists of 150,000,000 authorized shares of Common Stock.

"Corporate Office" means the office of the Warrant Agent (or its successor) at which at any particular time its principal business shall be administered, which office is located at the date hereof at 1623 Tradewinds Lane, California 92660.

"Exercise Date" means the date the Warrant Agent receives both (a) the Warrant Certificate representing such Warrant, with the exercise form duly executed by the Registered Holder or his attorney duly authorized in writing, and (b) payment in cash, or by official bank or certified check payable to the Company, of an amount in lawful money of the United States of America equal to the applicable Purchase Price.

"Purchase Price" means the purchase price to be paid upon exercise of each Warrant in accordance with the terms hereof, which price will be $0.20 per each share for 6,000,000 warrants, subject to adjustment from time to time pursuant to the provisions of Section 8 hereof, and subject to the Company's right to redeem the Warrants upon notice to all warrant holders.

"Registered Holder" means the person in whose name any certificate representing Warrants shall be registered on the books maintained by the Warrant Agent pursuant to Section 6.

"Transfer Agent" means Corporate Stock Transfer, as the Company's transfer agent, or its authorized successor, as such.

"Warrant Expiration Date" means 5:00 P.M. (Colorado time) on the 36 month after the effective date, provided that if such date shall in the State of Colorado be a holiday or a day on which banks are authorized to close, then 5:00 P.M. (Colorado time) on the next following day which in the State of Colorado is not a holiday or a day on which banks are authorized to close. Upon notice to all warrant holders the Company shall have the right to extend the Warrant Expiration Date.

SECTION 2. Warrants and Issuance of Warrant Certificates.

(a) A Warrant shall initially entitle the Registered Holder of the Warrant Certificate representing such Warrant to purchase one share of Common Stock upon the exercise thereof, in accordance with the terms hereof, subject to modification and adjustment as provided in Section 8 and to the limitation provided in Section 23.

(b) From time to time, up to the Warrant Expiration Date, the Transfer Agent shall execute and deliver stock certificates in required whole number denominations representing up to an aggregate of 6,000,000 shares of Common Stock, subject to adjustment as described herein, upon the exercise of Warrants in accordance with this Agreement.

(c) From time to time, up to the Warrant Expiration Date, the Warrant Agent shall execute and deliver Warrant Certificates in required whole number denominations to the persons entitled thereto in connection with any transfer or exchange permitted under this Agreement; provided that no Warrant Certificates shall be issued except (I) those initially issued hereunder, (ii) those issued upon the exercise of fewer than all Warrants represented by any Warrant Certificate, to evidence any unexercised Warrants held by the exercising Registered Holder, (iii) those issued upon any transfer or exchange pursuant to Section 6; (iv) those issued in replacement of lost, stolen, destroyed or mutilated Warrant Certificates pursuant to Section 7; and (v) at the option of the Company, in such form as may be approved by the its Board of Directors, to reflect (a) any adjustment or change in the Purchase Price or the number of shares of Common Stock purchasable upon exercise of the Warrants, made pursuant to Section 8 hereof and (b) other modifications approved by Warrant holders in accordance with Section 16 hereof.

SECTION 3. Form and Execution of Warrant Certificates.

(a) The Warrant Certificates shall be substantially in the form annexed hereto as Exhibit A (the provisions of which are hereby incorporated herein) and may have such letters, numbers or other marks of identification or designation and such legends, summaries or endorsements printed, lithographed, engraved or typed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Warrants may be listed, or to conform to usage. The Warrant Certificates shall be dated the date of issuance thereof (whether upon initial issuance, transfer,

exchange or in lieu of mutilated, lost, stolen, or destroyed Warrant Certificates) and issued in registered form. Warrants shall be numbered serially with the letter "WA1-."

(b) Warrant Certificates shall be executed on behalf of the Company by its Chairman of the Board, President or any Vice President and by its Secretary or an Assistant Secretary, by manual signatures or by facsimile signatures printed thereon, and shall have imprinted thereon a facsimile of the Company's seal. In case any officer of the Company who shall have signed any of the Warrant Certificates shall cease to be such officer of the Company before the date of issuance of the Warrant Certificates and issue and delivery thereof, such Warrant Certificates may nevertheless be issued and delivered with the same force and effect as though the person who signed such Warrant Certificates had not ceased to be such officer of the Company. After execution by the Company, Warrant Certificates shall be delivered by the Warrant Agent to the Registered Holder.

SECTION 4. Exercise.

(a) Each Warrant may be exercised by the Registered Holder thereof at any time during the exercise period and prior to the Warrant Expiration Date upon the terms and subject to the conditions, including without limitation, compliance with applicable securities laws, set forth herein and in the applicable Warrant Certificate. A Warrant shall be deemed to have been exercised immediately prior to the close of business on the Exercise Date and the person entitled to receive the securities deliverable upon such exercise shall be treated for all purposes as the holder upon exercise thereof as of the close of business on the Exercise Date. As soon as practicable on or after the Exercise Date, the Warrant Agent shall deposit the proceeds received from the exercise of a Warrant, and promptly after clearance of checks received in payment of the Purchase Price pursuant to such Warrants, cause to be issued and delivered by the Transfer Agent, to the person or persons entitled to receive the same, a certificate or certificates for the securities deliverable upon such exercise, (plus a certificate for any remaining unexercised Warrants of the Registered Holder). Notwithstanding the foregoing, in the case of payment made in the form of a check drawn on an account of the Company, certificates shall immediately be issued without any delay. Upon the exercise of any Warrant and clearance of the funds received, the Warrant Agent shall promptly remit the payment received for the Warrant to the Company or as the Company may direct in writing.

(b) On the Exercise Date in respect of the exercise of any Warrant, simultaneously with the receipt of the proceeds upon exercise of the Warrant(s) so exercised, the Company will pay from the proceeds received upon exercise of the Warrant(s) the Company.

The Company will reimburse the Warrant Agent, upon request, for its reasonable expenses relating to complying with this Section 4(b).

SECTION 5. Reservation of Shares: Listing: Payment of Taxes: etc.

(a) The Company covenants that it will always reserve and keep available out of its authorized Common Stock, solely for issue upon exercise of Warrants, such number of shares of Common Stock as will then be issuable upon the exercise of all outstanding Warrants. The Company covenants that all shares of Common Stock which will be issuable upon exercise of the Warrants and payment of the Purchase Price will, at the time of delivery, be duly and validly

issued, fully paid, nonassessable and free from all taxes, liens and charges with respect to the issue thereof (other than those that arise because of the action or inaction of the Registered Holder).

(b) The Company will use reasonable efforts to obtain appropriate approvals or registrations under state "blue sky" securities laws with respect to the exercise of the Warrants; provided, however, that the Company will not be obligated to file any general consent to service of process or qualify as a foreign corporation in any jurisdiction. With respect to any such securities laws, however, Warrants may not be exercised by, or shares of Common Stock issued to, any Registered Holder in any state in which such exercise would be unlawful.

(c) The Company will pay all documentary, stamp or similar taxes and other governmental charges that may be imposed on the issuance of the Warrants, or the issuance and the delivery of any shares upon the exercise of the Warrants; provided, however, that if the shares of Common Stock are to be delivered in a name other than the name of the Registered Holder of the Warrant Certificate representing any Warrant being exercised, then no such delivery will be made unless the person requesting the same has paid to the Warrant Agent the amount of transfer taxes or charges incident thereto, if any.

(D) The Warrant Agent is hereby irrevocably authorized to requisition the Company's Transfer Agent from time to time for certificates representing shares of Common Stock required upon exercise of the Warrants, and the Company will authorize the Transfer Agent to comply with all such proper requisitions.

SECTION 6. Exchange and Registration of Transfer.

Subject to the restrictions on transfer contained in the Warrant Certificates and the Subscription Agreements between the Company and the purchasers of Units:

(a) Warrant Certificates may be exchanged for other Warrant Certificates representing an equal aggregate number of Warrants of the same class or may be transferred in whole or in part; provided that no transfers, sales or other dispositions of the Warrants may be made except after the time periods and in the percentages set forth in Section 1.9 of the Subscription Agreements. Warrant Certificates to be exchanged shall be surrendered to the Warrant Agent at its Corporate Office, and upon satisfaction of the terms and provisions hereof, the Company shall execute, and the Warrant Agent shall countersign, issue and deliver in exchange therefor the Warrant Certificate or Certificates which the Registered Holder making the exchange shall be entitled to receive.

(b) The Warrant Agent shall keep at its office books in which, subject to such reasonable regulations as it may prescribe, it shall register Warrant Certificates and the transfer thereof in accordance with its regular practice. Upon due presentment for registration of transfer of any Warrant Certificate at its office, the Company shall execute and the Warrant Agent shall issue and deliver to the transferee or transferees a new Warrant Certificate or Certificates representing an equal aggregate number of Warrants

(c) With respect to all Warrant Certificates presented for registration of transfer, or for exchange or exercise, the subscription form on the reverse thereof shall be duly endorsed, or be

accompanied by a written instrument or instruments of transfer and subscription, in form satisfactory to the Company, duly executed by the Registered Holder or his attorney-in-fact duly authorized in writing.

(d) The Company may require payment by such holder of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

(e) All Warrant Certificates surrendered for exercise or for exchange in case of mutilated Warrant Certificates shall be promptly canceled by the Warrant Agent and thereafter retained by the Warrant Agent until termination of this Agreement or resignation of the Warrant Agent, or disposed of or destroyed, at the direction of the Company.

(f) Prior to due presentment for registration of transfer thereof, the Company and the Warrant Agent may deem and treat the Registered Holder of any Warrant Certificate as the absolute owner thereof and of each Warrant represented thereby (notwithstanding any notations of ownership or writing thereon made by anyone other than a duly authorized officer of the Company or the Warrant Agent) for all purposes and shall not be affected by any notice to the contrary.

SECTION 7. Loss or Mutilation.

Upon receipt by the Company and the Warrant Agent of evidence satisfactory to them of the ownership of and loss, theft, destruction or mutilation of any Warrant Certificate and (in case of loss, theft or destruction) of indemnity satisfactory to them, and (in the case of mutilation) upon surrender and cancellation thereof, the Company shall execute and the Warrant Agent shall (in the absence of notice to the Company and/or Warrant Agent that the Warrant Certificate has been acquired by a bonafide purchaser) countersign and deliver to the Registered Holder in lieu thereof a new Warrant Certificate of like tenor representing an equal aggregate number of Warrants. Applicants for a substitute Warrant Certificate shall comply with such other reasonable regulations and pay such other reasonable charges as the Warrant Agent may prescribe.

SECTION 8. Adjustment of Purchase Price and Number of Shares of Common Stock or Warrants.

The Purchase Price in effect at any time and the number and kind of securities purchasable upon the exercise of the Warrants shall be subject to adjustment from time to time upon the happening of certain events as follows:

(a) In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Purchase Price by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action, and the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall be successively whenever any event listed above shall occur.

(b) Whenever the Purchase Price payable upon exercise of each Warrant is adjusted pursuant to Subsection (a) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant by the Purchase Price in effect on the date hereof and dividing the product so obtained by the Purchase Price, as adjusted.

(c) No adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least five cents (0.05) in such price; provided, however, that any adjustments which by reason of this Subsection (c) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section 8 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. Anything in this Section 8 to the contrary not withstanding, the Company shall be entitled, but shall not be required, to make such changes in the Purchase Price, in addition to those required by this Section 8 as it shall determine, in its sole discretion, to be advisable in order that any dividend or distribution in shares of Common Stock or any subdivision, reclassification or combination of Common Stock, hereafter made by the Company shall not result in any Federal Income tax liability to the Registered Holder of Common Stock or securities convertible into Common Stock (including Warrants).

(d) Whenever the Purchase Price is adjusted, as herein provided, the Company shall promptly but no later than 20 days after any request for such an adjustment by the Registered Holder, cause a notice setting forth the adjusted Purchase Price and adjusted number of Shares issuable upon exercise of each Warrant, and, if requested, information describing the transactions giving rise to such adjustments, to be mailed to the Registered Holder at his last address appearing in the warrant register of the Warrant Agent, and shall cause a certified copy thereof to be mailed to its Warrant Agent. The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by the Company) to make any computations required by this Section 8, and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

(e) In the event that at any time, as a result of an adjustment made pursuant to Subsection (a) above, the Registered Holder of this Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Subsection (a) above.

(f) Irrespective of any adjustments in the Purchase Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Agreement.

SECTION 9. Reclassification. Reorganization or Merger.

In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Company, or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the class issuable upon exercise of this Warrant) or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety, the Company shall, as a condition precedent to such transaction, cause effective provisions to be made so that the holder shall have the right thereafter by exercising this Warrant at any time prior to the expiration of the Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been purchased upon exercise of this Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Section 9 shall similarly apply to successive reclassifications, capital reorganizations and changes of shares of Common Stock and to successive consolidations, mergers, sales or conveyances. In the event that in connection with any such capital reorganization or reclassification, consolidation, merger, sale or conveyance, additional shares of Common Stock shall be issued in exchange, conversion, substitution or payment, in whole or in part, for a security of the Company other that Common Stock, any such issue shall be treated as an issue of Common Stock covered by the provisions of Subsection (a) of Section (8) hereof.

SECTION 10. Fractional Warrants and fractional Shares.

(a) If the number of shares of Common Stock purchasable upon the exercise of each Warrant is adjusted pursuant to Section 8 hereof, the Company shall nevertheless not be required to issue fractions of shares, upon exercise of the Warrants or otherwise, or to distribute certificates that evidence fractional shares. With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of such fractional share, determined as follows:

(1) If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the Nasdaq National Market System ("NMS") the current market value shall be the last reported sale price of Common Stock on such exchange on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day or no closing sale price is quoted, the average of the closing bid and asked prices for such day on such exchange or system; or

(2) If the Common Stock is listed in the over-the-counter market (other than on NMS) or admitted to unlisted trading privileges, the current market value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

(3) If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current market value shall be prescribed by the Board of Directors of the Company.

SECTION 11. Warrant Holders Not Deemed Stockholders.

No holder of Warrants shall, as such, be entitled to vote or to receive dividends or be deemed the holder of Common Stock that may at any time be issuable upon exercise of such Warrants for any purpose whatsoever, nor shall anything contained herein be construed to confer upon the holder of Warrants, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issue or reclassification of stock, change of par value or change of stock to no par value, consolidation, merger or conveyance or otherwise), or to receive notice of meetings, or to receive dividends or subscription rights, until such Holder shall have exercised such Warrants and been issued shares of Common Stock in accordance with the provisions hereof.

SECTION 12. Rights of Action.

All rights of action with respect to this Agreement are vested in the respective Registered Holders of the Warrants, and any Registered Holder of a Warrant, without consent of the Warrant Agent or of the holder of any other Warrant, may, on his own behalf and for his own benefit, enforce against the Company his right to exercise his Warrants for the purchase of shares of Common Stock in the manner provided in the Warrant Certificate and this Agreement.

SECTION 13. Agreement of Warrant Holders.

Every holder of a Warrant, by his acceptance thereof, consents and agrees with the Company, the Warrant Agent and every other holder of a Warrant that:

(a) The Warrants are transferable only on the registry books of the Warrant Agent by the Registered Holder thereof in person or by his attorney duly authorized in writing and only if the Warrant Certificates representing such Warrants are surrendered at the office of the Warrant Agent, duly endorsed or accompanied by a proper instrument of transfer satisfactory to the Warrant Agent and the Company in their sole discretion, together with payment of any applicable transfer taxes; and

(b) The Company may deem and treat the person in whose name the Warrant Certificate is registered as the holder and as the absolute, true and lawful owner of the Warrants represented thereby for all purposes, and the Company shall not be affected by any notice or knowledge to the contrary, except as otherwise expressly provided in Section 7 hereof.

SECTION 14. Cancellation of Warrant Certificates.

If the Company shall purchase or acquire any Warrant or Warrants, the Warrant Certificate or Warrant Certificates evidencing the same shall thereupon be canceled by it and

retired. The Warrant Agent shall also cancel Common Stock following exercise of any or all of the Warrants represented thereby or delivered to it for transfer, split up, combination or exchange.

SECTION 15. Concerning the Warrant Agent.

The Warrant Agent acts hereunder as agent and in a ministerial capacity for the Company, and its duties shall be determined solely by the provisions hereof. The Warrant Agent shall not, by issuing and delivering Warrant Certificates or by any other act hereunder be deemed to make any representations as to the validity, value or authorization of the Warrant Certificates or the Warrants represented thereby or of any securities or other property delivered upon exercise of any Warrant or whether any stock issued upon exercise of any Warrant is fully paid and non-assessable.

The Warrant Agent shall account promptly to the Company with respect to Warrants exercised and concurrently pay the Company, as provided in Section 4, all moneys received by the Warrant Agent upon the exercise of such Warrants. The Warrant Agent shall, upon request of the Company from time to time, deliver to the Company such complete reports of registered ownership of the Warrants and such complete records of transactions with respect to the Warrants and the shares of Common Stock as the Company may request. The Warrant Agent shall also make available to the Company and R Tucker for inspection by their agents or employees, from time to time as either of them may request, such original books of accounts and records (including original Warrant Certificates surrendered to the Warrant Agent upon exercise of Warrants) as may be maintained by the Warrant Agent in connection with the issuance and exercise of Warrants hereunder, such inspections to occur at the Warrant Agent's office as specified in Section 8, during normal business hours.

The Warrant Agent shall not at any time be under any duty or responsibility to any holder of Warrant Certificates to make or cause to be made any adjustment of the Purchase Price provided in this Agreement, or to determine whether any fact exists which may require any such adjustments, or with respect to the nature or extent of any such adjustment, when made, or with respect to the method employed in making the same. It shall not (I) be liable for any recital or statement of facts contained herein or for any action taken, suffered or omitted by it in reliance on any Warrant Certificate or other document or instrument believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties, (ii) be responsible for any failure on the part of the Company to comply with any of its covenants and obligations contained in this Agreement or in any Warrant Certificate, or (iii) be liable for any act or omission in connection with this Agreement except for its own negligence or willful misconduct.

The Warrant Agent may at any time consult with counsel satisfactory to it (who may be counsel for the Company) and shall incur no liability or responsibility for any action taken, suffered or omitted by it in good faith in accordance with the written opinion or advice of such counsel.

Any notice, statement, instruction, request, direction, order or demand of the Company shall be sufficiently evidenced by an instrument signed by the Chairman of the Board, President, any Vice President, its Secretary, or Assistant Secretary, (unless other evidence in respect thereof

is herein specifically prescribed). The Warrant Agent shall not be liable for any action taken, suffered or omitted by it in accordance with such notice, statement, instruction, request, direction, order or demand believed by it to be genuine.

The Company agrees to pay the Warrant Agent reasonable compensation for its services hereunder and to reimburse it for its reasonable expenses hereunder; it further agrees to indemnify the Warrant Agent and save it harmless against any and all losses, expenses and liabilities, including judgments, costs and counsel fees, for anything done or omitted by the Warrant Agent in the execution of its duties and powers hereunder except losses, expenses and liabilities arising as a result of the Warrant Agent's negligence or willful misconduct.

The Warrant Agent may resign its duties and be discharged from all further duties and liabilities hereunder (except liabilities arising as a result of the Warrant Agent's own negligence or willful misconduct), after giving 30 days' prior written notice to the Company. At least 15 days prior to the date such resignation is to become effective, the Warrant Agent shall cause a copy of such notice of resignation to be mailed to the Registered Holder of each Warrant Certificate at the Company's expense.

Upon such resignation, or any inability of the Warrant Agent to act as such hereunder, the Company shall appoint a new warrant agent in writing. If the Company fails to make an appointment within a period of 15 days after it has been notified in writing of the resignation, the Registered Holder of any Warrant Certificate may apply to a court of competent jurisdiction to appoint a new warrant agent. When the new warrant agent's written acceptance is received by the Company, the new warrant agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the Warrant Agent, without any further assurance, conveyance, act or deed; but if for any reason it shall be necessary or expedient to execute and deliver any further assurance, conveyance, act or deed, the same shall be done at the expense of the Company and shall be legally and validly executed and delivered by the resigning Warrant Agent. Not later than the effective date of any such appointment the Company shall file notice thereof with the resigning Warrant Agent and shall forthwith cause a copy of such notice to be mailed to the Registered Holder of each Warrant Certificate.

Any corporation into which the Warrant Agent or any new warrant agent may be converted or merged or any corporation resulting from any consolidation to which the Warrant Agent or any new warrant agent shall be a party shall be a successor warrant agent under this Agreement without any further act, provided that such corporation is eligible for appointment as successor to the Warrant Agent under the provisions of the preceding paragraph. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed to the Company and to the Registered Holder of each Warrant Certificate.

The Warrant Agent, its subsidiaries and affiliates, and any of its or their officers or directors, may buy and hold or sell Warrants or other securities of the Company and otherwise deal with the Company in the same manner and to the same extent and with like effects as though it were not Warrant Agent. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

SECTION 16. <u>Modification of Agreement.</u>

The parties hereto may by supplemental agreement make any changes or corrections in this Agreement (I) that it shall deem appropriate to cure any ambiguity or to correct any defective or inconsistent provision or manifest mistake or error herein contained; (ii)to reflect an increase in the number of Warrants which are to be governed by this Agreement resulting from an increase in the size of the Private Placement Offering; or (iii) that it may deem necessary or desirable and which shall not adversely affect the interests of the holders of Warrant Certificates; provided, however, that this Agreement shall not other vise be modified, supplemented or altered in any respect except with the consent in writing of the Registered Holders of Warrant Certificates representing not less than 50% of the Warrants then outstanding; and provided, further that no change in the number or nature of the securities purchasable upon the exercise of any Warrant, or the Purchase Price therefor, or the acceleration of the Warrant Expiration Date, shall be made without the consent in writing of the Registered Holder of the Warrant Certificate representing such Warrant, other than such changes as are specifically prescribed by this Agreement as originally executed.

SECTION 17. Notices.

All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been made when delivered or mailed first class registered or certified mail, postage prepaid as follows: if to the Registered Holder of a Warrant Certificate, at the address of such holder as shown on the registry books maintained by the Warrant Agent; if to the Company, at 76 Costa Brava, Laguna Niguel, California 92677.

SECTION 18. Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, without reference to its principles of conflict of laws.

SECTION 19. Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the Company and the Warrant Agent (and their respective successors and assigns) and the holders from time to time of Warrant Certificates. Nothing in this Agreement is intended or shall be construed to confer upon any other person any right, remedy or claim, in equity or at law, or to impose upon any other person any duty, liability or obligation.

SECTION 20. Termination.

This Agreement shall terminate on the earlier to occur of (I) the close of business on the Expiration Date of all the Warrants; (ii) the date upon which all Warrants have been exercised.

SECTION 21. Counter parts.

This Agreement may be executed in several counterparts, which taken together shall constitute a single document.

SECTION 22. Extension of Time and/or Lowering of price per share.

The Company, in the exercise of its absolute discretion, retains the right to extend the expiration date and or to reduce the exercise price of the Warrants remaining outstanding.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

RX Healthcare Systems. Ltd.

By:
Name: Ronald S. Tucker
Title: President

R Tucker & Associates, Inc.

By:
Name: Ronald S. Tucker
Title: President

WARRANT AGREEMENT
for "Series C Warrants"

AGREEMENT (this "Agreement") dated as of August 23, 2014, by and among the RX Healthcare Systems, Ltd., a Colorado corporation (the "Company"), and R Tucker & Associates, Inc., as warrant agent (the "Warrant Agent").

Witnesseth

WHEREAS, in connection with a public offering (the "Private Placement"), the Company is issuing 6,000,000 Series C Warrants ("Warrants"), each Warrant exercisable to purchase two shares of the Company's common stock, no par value ("Common Stock").

WHEREAS, the Company desires the Warrant Agent or its authorized successor to act on behalf of the Company. The Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange and redemption of the Warrants and the issuance of certificates representing the Warrants;

NOW THEREFORE, in consideration of the premises and the mutual agreements hereinafter set forth and for the purpose of defining the terms and provisions of the Warrants and the certificates representing the Warrants and the respective rights and obligations thereunder of the Company, the holders of certificates representing the Warrants and the Warrant Agent, the parties hereto agree as follows:

SECTION 1. Definitions.

As used herein, the following terms shall have the following meanings:

"Common Stock" means stock of the Company of any class, whether now or hereafter authorized, which has the right to participate in the distributions of earnings and assets of the Company without limit as to amount or percentage, which at the date hereof consists of 150,000,000 authorized shares of Common Stock.

"Corporate Office" means the office of the Warrant Agent (or its successor) at which at any particular time its principal business shall be administered, which office is located at the date hereof at 1623 Tradewinds Lane, California 92660.

"Exercise Date" means the date the Warrant Agent receives both (a) the Warrant Certificate representing such Warrant, with the exercise form duly executed by the Registered Holder or his attorney duly authorized in writing, and (b) payment in cash, or by official bank or certified check payable to the Company, of an amount in lawful money of the United States of America equal to the applicable Purchase Price.

"Purchase Price" means the purchase price to be paid upon exercise of each Warrant in accordance with the terms hereof, which price will be $0.30 per each share for 6,000,000 warrants, subject to adjustment from time to time pursuant to the provisions of Section 8 hereof, and subject to the Company's right to redeem the Warrants upon notice to all warrant holders.

"Registered Holder" means the person in whose name any certificate representing Warrants shall be registered on the books maintained by the Warrant Agent pursuant to Section 6.

"Transfer Agent" means Corporate Stock Transfer, as the Company's transfer agent, or its authorized successor, as such.

"Warrant Expiration Date" means 5:00 P.M. (Colorado time) on the 48 month after the effective date, provided that if such date shall in the State of Colorado be a holiday or a day on which banks are authorized to close, then 5:00 P.M. (Colorado time) on the next following day which in the State of Colorado is not a holiday or a day on which banks are authorized to close. Upon notice to all warrant holders the Company shall have the right to extend the Warrant Expiration Date.

SECTION 2. Warrants and Issuance of Warrant Certificates.

(a) A Warrant shall initially entitle the Registered Holder of the Warrant Certificate representing such Warrant to purchase one share of Common Stock upon the exercise thereof, in accordance with the terms hereof, subject to modification and adjustment as provided in Section 8 and to the limitation provided in Section 23.

(b) From time to time, up to the Warrant Expiration Date, the Transfer Agent shall execute and deliver stock certificates in required whole number denominations representing up to an aggregate of 6,000,000 shares of Common Stock, subject to adjustment as described herein, upon the exercise of Warrants in accordance with this Agreement.

(c) From time to time, up to the Warrant Expiration Date, the Warrant Agent shall execute and deliver Warrant Certificates in required whole number denominations to the persons entitled thereto in connection with any transfer or exchange permitted under this Agreement; provided that no Warrant Certificates shall be issued except (I) those initially issued hereunder, (ii) those issued upon the exercise of fewer than all Warrants represented by any Warrant Certificate, to evidence any unexercised Warrants held by the exercising Registered Holder, (iii) those issued upon any transfer or exchange pursuant to Section 6; (iv) those issued in replacement of lost, stolen, destroyed or mutilated Warrant Certificates pursuant to Section 7; and (v) at the option of the Company, in such form as may be approved by the its Board of Directors, to reflect (a) any adjustment or change in the Purchase Price or the number of shares of Common Stock purchasable upon exercise of the Warrants, made pursuant to Section 8 hereof and (b) other modifications approved by Warrant holders in accordance with Section 16 hereof.

SECTION 3. Form and Execution of Warrant Certificates.

(a) The Warrant Certificates shall be substantially in the form annexed hereto as Exhibit A (the provisions of which are hereby incorporated herein) and may have such letters, numbers or other marks of identification or designation and such legends, summaries or endorsements printed, lithographed, engraved or typed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Warrants may be listed, or to conform to usage. The Warrant Certificates shall be dated the date of issuance thereof (whether upon initial issuance, transfer,

exchange or in lieu of mutilated, lost, stolen, or destroyed Warrant Certificates) and issued in registered form. Warrants shall be numbered serially with the letter "WA1-."

(b) Warrant Certificates shall be executed on behalf of the Company by its Chairman of the Board, President or any Vice President and by its Secretary or an Assistant Secretary, by manual signatures or by facsimile signatures printed thereon, and shall have imprinted thereon a facsimile of the Company's seal. In case any officer of the Company who shall have signed any of the Warrant Certificates shall cease to be such officer of the Company before the date of issuance of the Warrant Certificates and issue and delivery thereof, such Warrant Certificates may nevertheless be issued and delivered with the same force and effect as though the person who signed such Warrant Certificates had not ceased to be such officer of the Company. After execution by the Company, Warrant Certificates shall be delivered by the Warrant Agent to the Registered Holder.

SECTION 4. Exercise.

(a) Each Warrant may be exercised by the Registered Holder thereof at any time during the exercise period and prior to the Warrant Expiration Date upon the terms and subject to the conditions, including without limitation, compliance with applicable securities laws, set forth herein and in the applicable Warrant Certificate. A Warrant shall be deemed to have been exercised immediately prior to the close of business on the Exercise Date and the person entitled to receive the securities deliverable upon such exercise shall be treated for all purposes as the holder upon exercise thereof as of the close of business on the Exercise Date. As soon as practicable on or after the Exercise Date, the Warrant Agent shall deposit the proceeds received from the exercise of a Warrant, and promptly after clearance of checks received in payment of the Purchase Price pursuant to such Warrants, cause to be issued and delivered by the Transfer Agent, to the person or persons entitled to receive the same, a certificate or certificates for the securities deliverable upon such exercise, (plus a certificate for any remaining unexercised Warrants of the Registered Holder). Notwithstanding the foregoing, in the case of payment made in the form of a check drawn on an account of the Company, certificates shall immediately be issued without any delay. Upon the exercise of any Warrant and clearance of the funds received, the Warrant Agent shall promptly remit the payment received for the Warrant to the Company or as the Company may direct in writing.

(b) On the Exercise Date in respect of the exercise of any Warrant, simultaneously with the receipt of the proceeds upon exercise of the Warrant(s) so exercised, the Company will pay from the proceeds received upon exercise of the Warrant(s) the Company.

The Company will reimburse the Warrant Agent, upon request, for its reasonable expenses relating to complying with this Section 4(b).

SECTION 5. Reservation of Shares: Listing: Payment of Taxes: etc.

(a) The Company covenants that it will always reserve and keep available out of its authorized Common Stock, solely for issue upon exercise of Warrants, such number of shares of Common Stock as will then be issuable upon the exercise of all outstanding Warrants. The Company covenants that all shares of Common Stock which will be issuable upon exercise of the Warrants and payment of the Purchase Price will, at the time of delivery, be duly and validly

issued, fully paid, nonassessable and free from all taxes, liens and charges with respect to the issue thereof (other than those that arise because of the action or inaction of the Registered Holder).

(b) The Company will use reasonable efforts to obtain appropriate approvals or registrations under state "blue sky" securities laws with respect to the exercise of the Warrants; provided, however, that the Company will not be obligated to file any general consent to service of process or qualify as a foreign corporation in any jurisdiction. With respect to any such securities laws, however, Warrants may not be exercised by, or shares of Common Stock issued to, any Registered Holder in any state in which such exercise would be unlawful.

(c) The Company will pay all documentary, stamp or similar taxes and other governmental charges that may be imposed on the issuance of the Warrants, or the issuance and the delivery of any shares upon the exercise of the Warrants; provided, however, that if the shares of Common Stock are to be delivered in a name other than the name of the Registered Holder of the Warrant Certificate representing any Warrant being exercised, then no such delivery will be made unless the person requesting the same has paid to the Warrant Agent the amount of transfer taxes or charges incident thereto, if any.

(D) The Warrant Agent is hereby irrevocably authorized to requisition the Company's Transfer Agent from time to time for certificates representing shares of Common Stock required upon exercise of the Warrants, and the Company will authorize the Transfer Agent to comply with all such proper requisitions.

SECTION 6. Exchange and Registration of Transfer.

Subject to the restrictions on transfer contained in the Warrant Certificates and the Subscription Agreements between the Company and the purchasers of Units:

(a) Warrant Certificates may be exchanged for other Warrant Certificates representing an equal aggregate number of Warrants of the same class or may be transferred in whole or in part; provided that no transfers, sales or other dispositions of the Warrants may be made except after the time periods and in the percentages set forth in Section 1.9 of the Subscription Agreements. Warrant Certificates to be exchanged shall be surrendered to the Warrant Agent at its Corporate Office, and upon satisfaction of the terms and provisions hereof, the Company shall execute, and the Warrant Agent shall countersign, issue and deliver in exchange therefor the Warrant Certificate or Certificates which the Registered Holder making the exchange shall be entitled to receive.

(b) The Warrant Agent shall keep at its office books in which, subject to such reasonable regulations as it may prescribe, it shall register Warrant Certificates and the transfer thereof in accordance with its regular practice. Upon due presentment for registration of transfer of any Warrant Certificate at its office, the Company shall execute and the Warrant Agent shall issue and deliver to the transferee or transferees a new Warrant Certificate or Certificates representing an equal aggregate number of Warrants

(c) With respect to all Warrant Certificates presented for registration of transfer, or for exchange or exercise, the subscription form on the reverse thereof shall be duly endorsed, or be

accompanied by a written instrument or instruments of transfer and subscription, in form satisfactory to the Company, duly executed by the Registered Holder or his attorney-in-fact duly authorized in writing.

(d) The Company may require payment by such holder of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

(e) All Warrant Certificates surrendered for exercise or for exchange in case of mutilated Warrant Certificates shall be promptly canceled by the Warrant Agent and thereafter retained by the Warrant Agent until termination of this Agreement or resignation of the Warrant Agent, or disposed of or destroyed, at the direction of the Company.

(f) Prior to due presentment for registration of transfer thereof, the Company and the Warrant Agent may deem and treat the Registered Holder of any Warrant Certificate as the absolute owner thereof and of each Warrant represented thereby (notwithstanding any notations of ownership or writing thereon made by anyone other than a duly authorized officer of the Company or the Warrant Agent) for all purposes and shall not be affected by any notice to the contrary.

SECTION 7. Loss or Mutilation.

Upon receipt by the Company and the Warrant Agent of evidence satisfactory to them of the ownership of and loss, theft, destruction or mutilation of any Warrant Certificate and (in case of loss, theft or destruction) of indemnity satisfactory to them, and (in the case of mutilation) upon surrender and cancellation thereof, the Company shall execute and the Warrant Agent shall (in the absence of notice to the Company and/or Warrant Agent that the Warrant Certificate has been acquired by a bonafide purchaser) countersign and deliver to the Registered Holder in lieu thereof a new Warrant Certificate of like tenor representing an equal aggregate number of Warrants. Applicants for a substitute Warrant Certificate shall comply with such other reasonable regulations and pay such other reasonable charges as the Warrant Agent may prescribe.

SECTION 8. Adjustment of Purchase Price and Number of Shares of Common Stock or Warrants.

The Purchase Price in effect at any time and the number and kind of securities purchasable upon the exercise of the Warrants shall be subject to adjustment from time to time upon the happening of certain events as follows:

(a) In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Purchase Price by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action, and the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall be successively whenever any event listed above shall occur.

(b) Whenever the Purchase Price payable upon exercise of each Warrant is adjusted pursuant to Subsection (a) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant by the Purchase Price in effect on the date hereof and dividing the product so obtained by the Purchase Price, as adjusted.

(c) No adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least five cents (0.05) in such price; provided, however, that any adjustments which by reason of this Subsection (c) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section 8 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. Anything in this Section 8 to the contrary not withstanding, the Company shall be entitled, but shall not be required, to make such changes in the Purchase Price, in addition to those required by this Section 8 as it shall determine, in its sole discretion, to be advisable in order that any dividend or distribution in shares of Common Stock or any subdivision, reclassification or combination of Common Stock, hereafter made by the Company shall not result in any Federal Income tax liability to the Registered Holder of Common Stock or securities convertible into Common Stock (including Warrants).

(d) Whenever the Purchase Price is adjusted, as herein provided, the Company shall promptly but no later than 20 days after any request for such an adjustment by the Registered Holder, cause a notice setting forth the adjusted Purchase Price and adjusted number of Shares issuable upon exercise of each Warrant, and, if requested, information describing the transactions giving rise to such adjustments, to be mailed to the Registered Holder at his last address appearing in the warrant register of the Warrant Agent, and shall cause a certified copy thereof to be mailed to its Warrant Agent. The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by the Company) to make any computations required by this Section 8, and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

(e) In the event that at any time, as a result of an adjustment made pursuant to Subsection (a) above, the Registered Holder of this Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Subsection (a) above.

(f) Irrespective of any adjustments in the Purchase Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Agreement.

SECTION 9. Reclassification. Reorganization or Merger.

In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Company, or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the class issuable upon exercise of this Warrant) or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety, the Company shall, as a condition precedent to such transaction, cause effective provisions to be made so that the holder shall have the right thereafter by exercising this Warrant at any time prior to the expiration of the Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been purchased upon exercise of this Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Section 9 shall similarly apply to successive reclassifications, capital reorganizations and changes of shares of Common Stock and to successive consolidations, mergers, sales or conveyances. In the event that in connection with any such capital reorganization or reclassification, consolidation, merger, sale or conveyance, additional shares of Common Stock shall be issued in exchange, conversion, substitution or payment, in whole or in part, for a security of the Company other that Common Stock, any such issue shall be treated as an issue of Common Stock covered by the provisions of Subsection (a) of Section (8) hereof.

SECTION 10. Fractional Warrants and fractional Shares.

(a) If the number of shares of Common Stock purchasable upon the exercise of each Warrant is adjusted pursuant to Section 8 hereof, the Company shall nevertheless not be required to issue fractions of shares, upon exercise of the Warrants or otherwise, or to distribute certificates that evidence fractional shares. With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of such fractional share, determined as follows:

(1) If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the Nasdaq National Market System ("NMS") the current market value shall be the last reported sale price of Common Stock on such exchange on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day or no closing sale price is quoted, the average of the closing bid and asked prices for such day on such exchange or system; or

(2) If the Common Stock is listed in the over-the-counter market (other than on NMS) or admitted to unlisted trading privileges, the current market value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

(3) If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current market value shall be prescribed by the Board of Directors of the Company.

SECTION 11. Warrant Holders Not Deemed Stockholders.

No holder of Warrants shall, as such, be entitled to vote or to receive dividends or be deemed the holder of Common Stock that may at any time be issuable upon exercise of such Warrants for any purpose whatsoever, nor shall anything contained herein be construed to confer upon the holder of Warrants, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issue or reclassification of stock, change of par value or change of stock to no par value, consolidation, merger or conveyance or otherwise), or to receive notice of meetings, or to receive dividends or subscription rights, until such Holder shall have exercised such Warrants and been issued shares of Common Stock in accordance with the provisions hereof.

SECTION 12. Rights of Action.

All rights of action with respect to this Agreement are vested in the respective Registered Holders of the Warrants, and any Registered Holder of a Warrant, without consent of the Warrant Agent or of the holder of any other Warrant, may, on his own behalf and for his own benefit, enforce against the Company his right to exercise his Warrants for the purchase of shares of Common Stock in the manner provided in the Warrant Certificate and this Agreement.

SECTION 13. Agreement of Warrant Holders.

Every holder of a Warrant, by his acceptance thereof, consents and agrees with the Company, the Warrant Agent and every other holder of a Warrant that:

(a) The Warrants are transferable only on the registry books of the Warrant Agent by the Registered Holder thereof in person or by his attorney duly authorized in writing and only if the Warrant Certificates representing such Warrants are surrendered at the office of the Warrant Agent, duly endorsed or accompanied by a proper instrument of transfer satisfactory to the Warrant Agent and the Company in their sole discretion, together with payment of any applicable transfer taxes; and

(b) The Company may deem and treat the person in whose name the Warrant Certificate is registered as the holder and as the absolute, true and lawful owner of the Warrants represented thereby for all purposes, and the Company shall not be affected by any notice or knowledge to the contrary, except as otherwise expressly provided in Section 7 hereof.

SECTION 14. Cancellation of Warrant Certificates.

If the Company shall purchase or acquire any Warrant or Warrants, the Warrant Certificate or Warrant Certificates evidencing the same shall thereupon be canceled by it and

retired. The Warrant Agent shall also cancel Common Stock following exercise of any or all of the Warrants represented thereby or delivered to it for transfer, split up, combination or exchange.

SECTION 15. Concerning the Warrant Agent.

The Warrant Agent acts hereunder as agent and in a ministerial capacity for the Company, and its duties shall be determined solely by the provisions hereof. The Warrant Agent shall not, by issuing and delivering Warrant Certificates or by any other act hereunder be deemed to make any representations as to the validity, value or authorization of the Warrant Certificates or the Warrants represented thereby or of any securities or other property delivered upon exercise of any Warrant or whether any stock issued upon exercise of any Warrant is fully paid and nonassessable.

The Warrant Agent shall account promptly to the Company with respect to Warrants exercised and concurrently pay the Company, as provided in Section 4, all moneys received by the Warrant Agent upon the exercise of such Warrants. The Warrant Agent shall, upon request of the Company from time to time, deliver to the Company such complete reports of registered ownership of the Warrants and such complete records of transactions with respect to the Warrants and the shares of Common Stock as the Company may request. The Warrant Agent shall also make available to the Company and R Tucker for inspection by their agents or employees, from time to time as either of them may request, such original books of accounts and records (including original Warrant Certificates surrendered to the Warrant Agent upon exercise of Warrants) as may be maintained by the Warrant Agent in connection with the issuance and exercise of Warrants hereunder, such inspections to occur at the Warrant Agent's office as specified in Section 8, during normal business hours.

The Warrant Agent shall not at any time be under any duty or responsibility to any holder of Warrant Certificates to make or cause to be made any adjustment of the Purchase Price provided in this Agreement, or to determine whether any fact exists which may require any such adjustments, or with respect to the nature or extent of any such adjustment, when made, or with respect to the method employed in making the same. It shall not (I) be liable for any recital or statement of facts contained herein or for any action taken, suffered or omitted by it in reliance on any Warrant Certificate or other document or instrument believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties, (ii) be responsible for any failure on the part of the Company to comply with any of its covenants and obligations contained in this Agreement or in any Warrant Certificate, or (iii) be liable for any act or omission in connection with this Agreement except for its own negligence or willful misconduct.

The Warrant Agent may at any time consult with counsel satisfactory to it (who may be counsel for the Company) and shall incur no liability or responsibility for any action taken, suffered or omitted by it in good faith in accordance with the written opinion or advice of such counsel.

Any notice, statement, instruction, request, direction, order or demand of the Company shall be sufficiently evidenced by an instrument signed by the Chairman of the Board, President, any Vice President, its Secretary, or Assistant Secretary, (unless other evidence in respect thereof

is herein specifically prescribed). The Warrant Agent shall not be liable for any action taken, suffered or omitted by it in accordance with such notice, statement, instruction, request, direction, order or demand believed
by it to be genuine.

The Company agrees to pay the Warrant Agent reasonable compensation for its services hereunder and to reimburse it for its reasonable expenses hereunder; it further agrees to indemnify the Warrant Agent and save it harmless against any and all losses, expenses and liabilities, including judgments, costs and counsel fees, for anything done or omitted by the Warrant Agent in the execution of its duties and powers hereunder except losses, expenses and liabilities arising as a result of the Warrant Agent's negligence or willful misconduct.

The Warrant Agent may resign its duties and be discharged from all further duties and liabilities hereunder (except liabilities arising as a result of the Warrant Agent's own negligence or willful misconduct), after giving 30 days' prior written notice to the Company. At least 15 days prior to the date such resignation is to become effective, the Warrant Agent shall cause a copy of such notice of resignation to be mailed to the Registered Holder of each Warrant Certificate at the Company's expense.

Upon such resignation, or any inability of the Warrant Agent to act as such hereunder, the Company shall appoint a new warrant agent in writing. If the Company fails to make an appointment within a period of 15 days after it has been notified in writing of the resignation, the Registered Holder of any Warrant Certificate may apply to a court of competent jurisdiction to appoint a new warrant agent. When the new warrant agent's written acceptance is received by the Company, the new warrant agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the Warrant Agent, without any further assurance, conveyance, act or deed; but if for any reason it shall be necessary or expedient to execute and deliver any further assurance, conveyance, act or deed, the same shall be done at the expense of the Company and shall be legally and validly executed and delivered by the resigning Warrant Agent. Not later than the effective date of any such appointment the Company shall file notice thereof with the resigning Warrant Agent and shall forthwith cause a copy of such notice to be mailed to the Registered Holder of each Warrant Certificate.

Any corporation into which the Warrant Agent or any new warrant agent may be converted or merged or any corporation resulting from any consolidation to which the Warrant Agent or any new warrant agent shall be a party shall be a successor warrant agent under this Agreement without any further act, provided that such corporation is eligible for appointment as successor to the Warrant Agent under the provisions of the preceding paragraph. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed to the Company and to the Registered Holder of each Warrant Certificate.

The Warrant Agent, its subsidiaries and affiliates, and any of its or their officers or directors, may buy and hold or sell Warrants or other securities of the Company and otherwise deal with the Company in the same manner and to the same extent and with like effects as though it were not Warrant Agent. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

SECTION 16. <u>Modification of Agreement.</u>

The parties hereto may by supplemental agreement make any changes or corrections in this Agreement (I) that it shall deem appropriate to cure any ambiguity or to correct any defective or inconsistent provision or manifest mistake or error herein contained; (ii)to reflect an increase in the number of Warrants which are to be governed by this Agreement resulting from an increase in the size of the Private Placement Offering; or (iii) that it may deem necessary or desirable and which shall not adversely affect the interests of the holders of Warrant Certificates; provided, however, that this Agreement shall not other vise be modified, supplemented or altered in any respect except with the consent in writing of the Registered Holders of Warrant Certificates representing not less than 50% of the Warrants then outstanding; and provided, further that no change in the number or nature of the securities purchasable upon the exercise of any Warrant, or the Purchase Price therefor, or the acceleration of the Warrant Expiration Date, shall be made without the consent in writing of the Registered Holder of the Warrant Certificate representing such Warrant, other than such changes as are specifically prescribed by this Agreement as originally executed.

SECTION 17. Notices.

All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been made when delivered or mailed first class registered or certified mail, postage prepaid as follows: if to the Registered Holder of a Warrant Certificate, at the address of such holder as shown on the registry books maintained by the Warrant Agent; if to the Company, at 76 Costa Brava, Laguna Niguel, California 92677.

SECTION 18. Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, without reference to its principles of conflict of laws.

SECTION 19. Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the Company and the Warrant Agent (and their respective successors and assigns) and the holders from time to time of Warrant Certificates. Nothing in this Agreement is intended or shall be construed to confer upon any other person any right, remedy or claim, in equity or at law, or to impose upon any other person any duty, liability or obligation.

SECTION 20. Termination.

This Agreement shall terminate on the earlier to occur of (I) the close of business on the Expiration Date of all the Warrants; (ii) the date upon which all Warrants have been exercised.

SECTION 21. Counter parts.

This Agreement may be executed in several counterparts, which taken together shall constitute a single document.

SECTION 22. Extension of Time and/or Lowering of price per share.

The Company, in the exercise of its absolute discretion, retains the right to extend the expiration date and or to reduce the exercise price of the Warrants remaining outstanding.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

RX Healthcare Systems. Ltd.

By:
Name: Ronald S. Tucker
Title: President

R Tucker & Associates, Inc.

By:
Name: Ronald S. Tucker
Title: President

WARRANT AGREEMENT
for "Series D Warrants"

AGREEMENT (this "Agreement") dated as of August 23, 2014, by and among the RX Healthcare Systems, Ltd., a Colorado corporation (the "Company"), and R Tucker & Associates, Inc., as warrant agent (the "Warrant Agent").

Witnesseth

WHEREAS, in connection with a public offering (the "Private Placement"), the Company is issuing 6,000,000 Series D Warrants ("Warrants"), each Warrant exercisable to purchase two shares of the Company's common stock, no par value ("Common Stock").

WHEREAS, the Company desires the Warrant Agent or its authorized successor to act on behalf of the Company. The Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange and redemption of the Warrants and the issuance of certificates representing the Warrants;

NOW THEREFORE, in consideration of the premises and the mutual agreements hereinafter set forth and for the purpose of defining the terms and provisions of the Warrants and the certificates representing the Warrants and the respective rights and obligations thereunder of the Company, the holders of certificates representing the Warrants and the Warrant Agent, the parties hereto agree as follows:

SECTION 1. Definitions.

As used herein, the following terms shall have the following meanings:

"Common Stock" means stock of the Company of any class, whether now or hereafter authorized, which has the right to participate in the distributions of earnings and assets of the Company without limit as to amount or percentage, which at the date hereof consists of 150,000,000 authorized shares of Common Stock.

"Corporate Office" means the office of the Warrant Agent (or its successor) at which at any particular time its principal business shall be administered, which office is located at the date hereof at 1623 Tradewinds Lane, California 92660.

"Exercise Date" means the date the Warrant Agent receives both (a) the Warrant Certificate representing such Warrant, with the exercise form duly executed by the Registered Holder or his attorney duly authorized in writing, and (b) payment in cash, or by official bank or certified check payable to the Company, of an amount in lawful money of the United States of America equal to the applicable Purchase Price.

"Purchase Price" means the purchase price to be paid upon exercise of each Warrant in accordance with the terms hereof, which price will be $0.40 per each share for 6,000,000 warrants, subject to adjustment from time to time pursuant to the provisions of Section 8 hereof, and subject to the Company's right to redeem the Warrants upon notice to all warrant holders.
"Registered Holder" means the person in whose name any certificate representing Warrants shall be registered on the books maintained by the Warrant Agent pursuant to Section 6.

"Transfer Agent" means Corporate Stock Transfer, as the Company's transfer agent, or its authorized successor, as such.

"Warrant Expiration Date" means 5:00 P.M. (Colorado time) on the 60 month after the effective date, provided that if such date shall in the State of Colorado be a holiday or a day on which banks are authorized to close, then 5:00 P.M. (Colorado time) on the next following day which in the State of Colorado is not a holiday or a day on which banks are authorized to close. Upon notice to all warrant holders the Company shall have the right to extend the Warrant Expiration Date.

SECTION 2. Warrants and Issuance of Warrant Certificates.

(a) A Warrant shall initially entitle the Registered Holder of the Warrant Certificate representing such Warrant to purchase one share of Common Stock upon the exercise thereof, in accordance with the terms hereof, subject to modification and adjustment as provided in Section 8 and to the limitation provided in Section 23.

(b) From time to time, up to the Warrant Expiration Date, the Transfer Agent shall execute and deliver stock certificates in required whole number denominations representing up to an aggregate of 6,000,000 shares of Common Stock, subject to adjustment as described herein, upon the exercise of Warrants in accordance with this Agreement.

(c) From time to time, up to the Warrant Expiration Date, the Warrant Agent shall execute and deliver Warrant Certificates in required whole number denominations to the persons entitled thereto in connection with any transfer or exchange permitted under this Agreement; provided that no Warrant Certificates shall be issued except (I) those initially issued hereunder, (ii) those issued upon the exercise of fewer than all Warrants represented by any Warrant Certificate, to evidence any unexercised Warrants held by the exercising Registered Holder, (iii) those issued upon any transfer or exchange pursuant to Section 6; (iv) those issued in replacement of lost, stolen, destroyed or mutilated Warrant Certificates pursuant to Section 7; and (v) at the option of the Company, in such form as may be approved by the its Board of Directors, to reflect (a) any adjustment or change in the Purchase Price or the number of shares of Common Stock purchasable upon exercise of the Warrants, made pursuant to Section 8 hereof and (b) other modifications approved by Warrant holders in accordance with Section 16 hereof.

SECTION 3. Form and Execution of Warrant Certificates.

(a) The Warrant Certificates shall be substantially in the form annexed hereto as Exhibit A (the provisions of which are hereby incorporated herein) and may have such letters, numbers or other marks of identification or designation and such legends, summaries or endorsements printed, lithographed, engraved or typed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Warrants may be listed, or to conform to usage. The Warrant Certificates shall be dated the date of issuance thereof (whether upon initial issuance, transfer, exchange or in lieu of mutilated, lost, stolen, or destroyed Warrant Certificates) and issued in registered form. Warrants shall be numbered serially with the letter "WA1-."

(b) Warrant Certificates shall be executed on behalf of the Company by its Chairman of the Board, President or any Vice President and by its Secretary or an Assistant Secretary, by manual signatures or by facsimile signatures printed thereon, and shall have imprinted thereon a facsimile of the Company's seal. In case any officer of the Company who shall have signed any of the Warrant Certificates shall cease to be such officer of the Company before the date of issuance of the Warrant Certificates and issue and delivery thereof, such Warrant Certificates may nevertheless be issued and delivered with the same force and effect as though the person who signed such Warrant Certificates had not ceased to be such officer of the Company. After execution by the Company, Warrant Certificates shall be delivered by the Warrant Agent to the Registered Holder.

SECTION 4. Exercise.

(a) Each Warrant may be exercised by the Registered Holder thereof at any time during the exercise period and prior to the Warrant Expiration Date upon the terms and subject to the conditions, including without limitation, compliance with applicable securities laws, set forth herein and in the applicable Warrant Certificate. A Warrant shall be deemed to have been exercised immediately prior to the close of business on the Exercise Date and the person entitled to receive the securities deliverable upon such exercise shall be treated for all purposes as the holder upon exercise thereof as of the close of business on the Exercise Date. As soon as practicable on or after the Exercise Date, the Warrant Agent shall deposit the proceeds received from the exercise of a Warrant, and promptly after clearance of checks received in payment of the Purchase Price pursuant to such Warrants, cause to be issued and delivered by the Transfer Agent, to the person or persons entitled to receive the same, a certificate or certificates for the securities deliverable upon such exercise, (plus a certificate for any remaining unexercised Warrants of the Registered Holder). Notwithstanding the foregoing, in the case of payment made in the form of a check drawn on an account of the Company, certificates shall immediately be issued without any delay. Upon the exercise of any Warrant and clearance of the funds received, the Warrant Agent shall promptly remit the payment received for the Warrant to the Company or as the Company may direct in writing.

(b) On the Exercise Date in respect of the exercise of any Warrant, simultaneously with the receipt of the proceeds upon exercise of the Warrant(s) so exercised, the Company will pay from the proceeds received upon exercise of the Warrant(s) the Company.

The Company will reimburse the Warrant Agent, upon request, for its reasonable expenses relating to complying with this Section 4(b).

SECTION 5. Reservation of Shares: Listing: Payment of Taxes: etc.

(a) The Company covenants that it will always reserve and keep available out of its authorized Common Stock, solely for issue upon exercise of Warrants, such number of shares of Common Stock as will then be issuable upon the exercise of all outstanding Warrants. The Company covenants that all shares of Common Stock which will be issuable upon exercise of the Warrants and payment of the Purchase Price will, at the time of delivery, be duly and validly issued, fully paid, nonassessable and free from all taxes, liens and charges with respect to the issue thereof (other than those that arise because of the action or inaction of the Registered Holder).

(b) The Company will use reasonable efforts to obtain appropriate approvals or registrations under state "blue sky" securities laws with respect to the exercise of the Warrants; provided, however, that the Company will not be obligated to file any general consent to service of process or qualify as a foreign corporation in any jurisdiction. With respect to any such securities laws, however, Warrants may not be exercised by, or shares of Common Stock issued to, any Registered Holder in any state in which such exercise would be unlawful.

(c) The Company will pay all documentary, stamp or similar taxes and other governmental charges that may be imposed on the issuance of the Warrants, or the issuance and the delivery of any shares upon the exercise of the Warrants; provided, however, that if the shares of Common Stock are to be delivered in a name other than the name of the Registered Holder of the Warrant Certificate representing any Warrant being exercised, then no such delivery will be made unless the person requesting the same has paid to the Warrant Agent the amount of transfer taxes or charges incident thereto, if any.

(D) The Warrant Agent is hereby irrevocably authorized to requisition the Company's Transfer Agent from time to time for certificates representing shares of Common Stock required upon exercise of the Warrants, and the Company will authorize the Transfer Agent to comply with all such proper requisitions.

SECTION 6. Exchange and Registration of Transfer.

Subject to the restrictions on transfer contained in the Warrant Certificates and the Subscription Agreements between the Company and the purchasers of Units:

(a) Warrant Certificates may be exchanged for other Warrant Certificates representing an equal aggregate number of Warrants of the same class or may be transferred in whole or in part; provided that no transfers, sales or other dispositions of the Warrants may be made except after the time periods and in the percentages set forth in Section 1.9 of the Subscription Agreements. Warrant Certificates to be exchanged shall be surrendered to the Warrant Agent at its Corporate Office, and upon satisfaction of the terms and provisions hereof, the Company shall execute, and the Warrant Agent shall countersign, issue and deliver in exchange therefor the Warrant Certificate or Certificates which the Registered Holder making the exchange shall be entitled to receive.

(b) The Warrant Agent shall keep at its office books in which, subject to such reasonable regulations as it may prescribe, it shall register Warrant Certificates and the transfer thereof in accordance with its regular practice. Upon due presentment for registration of transfer of any Warrant Certificate at its office, the Company shall execute and the Warrant Agent shall issue and deliver to the transferee or transferees a new Warrant Certificate or Certificates representing an equal aggregate number of Warrants

(c) With respect to all Warrant Certificates presented for registration of transfer, or for exchange or exercise, the subscription form on the reverse thereof shall be duly endorsed, or be accompanied by a written instrument or instruments of transfer and subscription, in form satisfactory to the Company, duly executed by the Registered Holder or his attorney-in-fact duly authorized in writing.

(d) The Company may require payment by such holder of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

(e) All Warrant Certificates surrendered for exercise or for exchange in case of mutilated Warrant Certificates shall be promptly canceled by the Warrant Agent and thereafter retained by the Warrant Agent until termination of this Agreement or resignation of the Warrant Agent, or disposed of or destroyed, at the direction of the Company.

(f) Prior to due presentment for registration of transfer thereof, the Company and the Warrant Agent may deem and treat the Registered Holder of any Warrant Certificate as the absolute owner thereof and of each Warrant represented thereby (notwithstanding any notations of ownership or writing thereon made by anyone other than a duly authorized officer of the Company or the Warrant Agent) for all purposes and shall not be affected by any notice to the contrary.

SECTION 7. Loss or Mutilation.

Upon receipt by the Company and the Warrant Agent of evidence satisfactory to them of the ownership of and loss, theft, destruction or mutilation of any Warrant Certificate and (in case of loss, theft or destruction) of indemnity satisfactory to them, and (in the case of mutilation) upon surrender and cancellation thereof, the Company shall execute and the Warrant Agent shall (in the absence of notice to the Company and/or Warrant Agent that the Warrant Certificate has been acquired by a bonafide purchaser) countersign and deliver to the Registered Holder in lieu thereof a new Warrant Certificate of like tenor representing an equal aggregate number of Warrants. Applicants for a substitute Warrant Certificate shall comply with such other reasonable regulations and pay such other reasonable charges as the Warrant Agent may prescribe.

SECTION 8. Adjustment of Purchase Price and Number of Shares of Common Stock or Warrants.

The Purchase Price in effect at any time and the number and kind of securities purchasable upon the exercise of the Warrants shall be subject to adjustment from time to time upon the happening of certain events as follows:

(a) In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Purchase Price by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action, and the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall be successively whenever any event listed above shall occur.

(b) Whenever the Purchase Price payable upon exercise of each Warrant is adjusted pursuant to Subsection (a) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant by the Purchase Price in effect on the date hereof and dividing the product so obtained by the Purchase Price, as adjusted.

(c) No adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least five cents (0.05) in such price; provided, however, that any adjustments which by reason of this Subsection (c) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section 8 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. Anything in this Section 8 to the contrary not withstanding, the Company shall be entitled, but shall not be required, to make such changes in the Purchase Price, in addition to those required by this Section 8 as it shall determine, in its sole discretion, to be advisable in order that any dividend or distribution in shares of Common Stock or any subdivision, reclassification or combination of Common Stock, hereafter made by the Company shall not result in any Federal Income tax liability to the Registered Holder of Common Stock or securities convertible into Common Stock (including Warrants).

(d) Whenever the Purchase Price is adjusted, as herein provided, the Company shall promptly but no later than 20 days after any request for such an adjustment by the Registered Holder, cause a notice setting forth the adjusted Purchase Price and adjusted number of Shares issuable upon exercise of each Warrant, and, if requested, information describing the transactions giving rise to such adjustments, to be mailed to the Registered Holder at his last address appearing in the warrant register of the Warrant Agent, and shall cause a certified copy thereof to be mailed to its Warrant Agent. The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by the Company) to make any computations required by this Section 8, and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

(e) In the event that at any time, as a result of an adjustment made pursuant to Subsection (a) above, the Registered Holder of this Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Subsection (a) above.

(f) Irrespective of any adjustments in the Purchase Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Agreement.

SECTION 9. Reclassification. Reorganization or Merger.

In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Company, or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the class issuable upon exercise of this Warrant) or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety, the Company shall, as a condition precedent to such transaction, cause effective provisions to be made so that the holder shall have the right thereafter by exercising this Warrant at any time prior to the expiration of the Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been purchased upon exercise of this Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Section 9 shall similarly apply to successive reclassifications, capital reorganizations and changes of shares of Common Stock and to successive consolidations, mergers, sales or conveyances. In the event that in connection with any such capital reorganization or reclassification, consolidation, merger, sale or conveyance, additional shares of Common Stock shall be issued in exchange, conversion, substitution or payment, in whole or in part, for a security of the Company other that Common Stock, any such issue shall be treated as an issue of Common Stock covered by the provisions of Subsection (a) of Section (8) hereof.

SECTION 10. Fractional Warrants and fractional Shares.

(a) If the number of shares of Common Stock purchasable upon the exercise of each Warrant is adjusted pursuant to Section 8 hereof, the Company shall nevertheless not be required to issue fractions of shares, upon exercise of the Warrants or otherwise, or to distribute certificates that evidence fractional shares. With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of such fractional share, determined as follows:

(1) If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the Nasdaq National Market

System ("NMS") the current market value shall be the last reported sale price of Common Stock on such exchange on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day or no closing sale price is quoted, the average of the closing bid and asked prices for such day on such exchange or system; or

(2) If the Common Stock is listed in the over-the-counter market (other than on NMS) or admitted to unlisted trading privileges, the current market value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

(3) If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current market value shall be prescribed by the Board of Directors of the Company.

SECTION 11. Warrant Holders Not Deemed Stockholders.

No holder of Warrants shall, as such, be entitled to vote or to receive dividends or be deemed the holder of Common Stock that may at any time be issuable upon exercise of such Warrants for any purpose whatsoever, nor shall anything contained herein be construed to confer upon the holder of Warrants, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issue or reclassification of stock, change of par value or change of stock to no par value, consolidation, merger or conveyance or otherwise), or to receive notice of meetings, or to receive dividends or subscription rights, until such Holder shall have exercised such Warrants and been issued shares of Common Stock in accordance with the provisions hereof.

SECTION 12. Rights of Action.

All rights of action with respect to this Agreement are vested in the respective Registered Holders of the Warrants, and any Registered Holder of a Warrant, without consent of the Warrant Agent or of the holder of any other Warrant, may, on his own behalf and for his own benefit, enforce against the Company his right to exercise his Warrants for the purchase of shares of Common Stock in the manner provided in the Warrant Certificate and this Agreement.

SECTION 13. Agreement of Warrant Holders.

Every holder of a Warrant, by his acceptance thereof, consents and agrees with the Company, the Warrant Agent and every other holder of a Warrant that:

(a) The Warrants are transferable only on the registry books of the Warrant Agent by the Registered Holder thereof in person or by his attorney duly authorized in writing and only if the Warrant Certificates representing such Warrants are surrendered at the office of the Warrant Agent, duly endorsed or accompanied by a proper instrument of transfer satisfactory to the Warrant Agent and the Company in their sole discretion, together with payment of any applicable transfer taxes; and

(b) The Company may deem and treat the person in whose name the Warrant Certificate is registered as the holder and as the absolute, true and lawful owner of the Warrants represented thereby for all purposes, and the Company shall not be affected by any notice or knowledge to the contrary, except as otherwise expressly provided in Section 7 hereof.

SECTION 14. Cancellation of Warrant Certificates.

If the Company shall purchase or acquire any Warrant or Warrants, the Warrant Certificate or Warrant Certificates evidencing the same shall thereupon be canceled by it and retired. The Warrant Agent shall also cancel Common Stock following exercise of any or all of the Warrants represented thereby or delivered to it for transfer, split up, combination or exchange.

SECTION 15. Concerning the Warrant Agent.

The Warrant Agent acts hereunder as agent and in a ministerial capacity for the Company, and its duties shall be determined solely by the provisions hereof. The Warrant Agent shall not, by issuing and delivering Warrant Certificates or by any other act hereunder be deemed to make any representations as to the validity, value or authorization of the Warrant Certificates or the Warrants represented thereby or of any securities or other property delivered upon exercise of any Warrant or whether any stock issued upon exercise of any Warrant is fully paid and nonassessable.

The Warrant Agent shall account promptly to the Company with respect to Warrants exercised and concurrently pay the Company, as provided in Section 4, all moneys received by the Warrant Agent upon the exercise of such Warrants. The Warrant Agent shall, upon request of the Company from time to time, deliver to the Company such complete reports of registered ownership of the Warrants and such complete records of transactions with respect to the Warrants and the shares of Common Stock as the Company may request. The Warrant Agent shall also make available to the Company and R Tucker for inspection by their agents or employees, from time to time as either of them may request, such original books of accounts and records (including original Warrant Certificates surrendered to the Warrant Agent upon exercise of Warrants) as may be maintained by the Warrant Agent in connection with the issuance and exercise of Warrants hereunder, such inspections to occur at the Warrant Agent's office as specified in Section 8, during normal business hours.

The Warrant Agent shall not at any time be under any duty or responsibility to any holder of Warrant Certificates to make or cause to be made any adjustment of the Purchase Price provided in this Agreement, or to determine whether any fact exists which may require any such adjustments, or with respect to the nature or extent of any such adjustment, when made, or with respect to the method employed in making the same. It shall not (I) be liable for any recital or statement of facts contained herein or for any action taken, suffered or omitted by it in reliance on any Warrant Certificate or other document or instrument believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties, (ii) be responsible for any failure on the part of the Company to comply with any of its covenants and obligations contained in this Agreement or in any Warrant Certificate, or (iii) be liable for any act or omission in connection with this Agreement except for its own negligence or willful misconduct.

The Warrant Agent may at any time consult with counsel satisfactory to it (who may be counsel for the Company) and shall incur no liability or responsibility for any action taken, suffered or omitted by it in good faith in accordance with the written opinion or advice of such counsel.

Any notice, statement, instruction, request, direction, order or demand of the Company shall be sufficiently evidenced by an instrument signed by the Chairman of the Board, President, any Vice President, its Secretary, or Assistant Secretary, (unless other evidence in respect thereof is herein specifically prescribed). The Warrant Agent shall not be liable for any action taken, suffered or omitted by it in accordance with such notice, statement, instruction, request, direction, order or demand believed by it to be genuine.

The Company agrees to pay the Warrant Agent reasonable compensation for its services hereunder and to reimburse it for its reasonable expenses hereunder; it further agrees to indemnify the Warrant Agent and save it harmless against any and all losses, expenses and liabilities, including judgments, costs and counsel fees, for anything done or omitted by the Warrant Agent in the execution of its duties and powers hereunder except losses, expenses and liabilities arising as a result of the Warrant Agent's negligence or willful misconduct.

The Warrant Agent may resign its duties and be discharged from all further duties and liabilities hereunder (except liabilities arising as a result of the Warrant Agent's own negligence or willful misconduct), after giving 30 days' prior written notice to the Company. At least 15 days prior to the date such resignation is to become effective, the Warrant Agent shall cause a copy of such notice of resignation to be mailed to the Registered Holder of each Warrant Certificate at the Company's expense.

Upon such resignation, or any inability of the Warrant Agent to act as such hereunder, the Company shall appoint a new warrant agent in writing. If the Company fails to make an appointment within a period of 15 days after it has been notified in writing of the resignation, the Registered Holder of any Warrant Certificate may apply to a court of competent jurisdiction to appoint a new warrant agent. When the new warrant agent's written acceptance is received by the Company, the new warrant agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the Warrant Agent, without any further assurance, conveyance, act or deed; but if for any reason it shall be necessary or expedient to execute and deliver any further assurance, conveyance, act or deed, the same shall be done at the expense of the Company and shall be legally and validly executed and delivered by the resigning Warrant Agent. Not later than the effective date of any such appointment the Company shall file notice thereof with the resigning Warrant Agent and shall forthwith cause a copy of such notice to be mailed to the Registered Holder of each Warrant Certificate.

Any corporation into which the Warrant Agent or any new warrant agent may be converted or merged or any corporation resulting from any consolidation to which the Warrant Agent or any new warrant agent shall be a party shall be a successor warrant agent under this Agreement without any further act, provided that such corporation is eligible for appointment as successor to the Warrant Agent under the provisions of the preceding paragraph. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed to the Company and to the Registered Holder of each Warrant Certificate.

The Warrant Agent, its subsidiaries and affiliates, and any of its or their officers or directors, may buy and hold or sell Warrants or other securities of the Company and otherwise deal with the Company in the same manner and to the same extent and with like effects as though it were not Warrant Agent. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

SECTION 16. Modification of Agreement.

The parties hereto may by supplemental agreement make any changes or corrections in this Agreement (I) that it shall deem appropriate to cure any ambiguity or to correct any defective or inconsistent provision or manifest mistake or error herein contained; (ii)to reflect an increase in the number of Warrants which are to be governed by this Agreement resulting from an increase in the size of the Private Placement Offering; or (iii) that it may deem necessary or desirable and which shall not adversely affect the interests of the holders of Warrant Certificates; provided, however, that this Agreement shall not other vise be modified, supplemented or altered in any respect except with the consent in writing of the Registered Holders of Warrant Certificates representing not less than 50% of the Warrants then outstanding; and provided, further that no change in the number or nature of the securities purchasable upon the exercise of any Warrant, or the Purchase Price therefor, or the acceleration of the

Warrant Expiration Date, shall be made without the consent in writing of the Registered Holder of the Warrant Certificate representing such Warrant, other than such changes as are specifically prescribed by this Agreement as originally executed.

SECTION 17. Notices.

All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been made when delivered or mailed first class registered or certified mail, postage prepaid as follows: if to the Registered Holder of a Warrant Certificate, at the address of such holder as shown on the registry books maintained by the Warrant Agent; if to the Company, at 76 Costa Brava, Laguna Niguel, California 92677.

SECTION 18. Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, without reference to its principles of conflict of laws.

SECTION 19. Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the Company and the Warrant Agent (and their respective successors and assigns) and the holders from time to time of Warrant Certificates. Nothing in this Agreement is intended or shall be construed to confer upon any other person any right, remedy or claim, in equity or at law, or to impose upon any other person any duty, liability or obligation.

SECTION 20. Termination.

This Agreement shall terminate on the earlier to occur of (I) the close of business on the Expiration Date of all the Warrants; (ii) the date upon which all Warrants have been exercised.

SECTION 21. Counter parts.

This Agreement may be executed in several counterparts, which taken together shall constitute a single document.

SECTION 22. Extension of Time and/or Lowering of price per share.

The Company, in the exercise of its absolute discretion, retains the right to extend the expiration date and or to reduce the exercise price of the Warrants remaining outstanding.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

RX Healthcare Systems. Ltd.

Ronald S. Tucker

By:
Name: Ronald S. Tucker
Title: President

R Tucker & Associates, Inc.

By:
Name: Ronald S. Tucker
Title: President

LAW OFFICES
WIEZOREK & PAYNE
Anthony F. Wiezorek, A Professional Corporation
5305 EAST SECOND ST., SUITE 204
LONG BEACH, CALIFORNIA 90803
T (562) 433-0386 F (562) 433-8926
Geoffrey S. Payne, A Professional Corporation

October 28, 2014

Board of Directors
RX Healthcare Systems,, Ltd.
1623 Tradewinds Lane
Newport Beach, California 92660 Board of Directors
RX Healthcare Systems,, Ltd.

Re: Opinion Letter for Offering 60,000 investment Units by RX Healthcare Systems, Ltd,

Gentlemen:

You have requested an opinion concerning certain matters of Colorado corporation law in connection with the subscription and offering (collectively the "Offering") by RX Healthcare Systems, Ltd., a Colorado corporation ("Company") of up to 60,000 investment units ('Units"). Each Unit consists of one hundred shares of common stock, no par value per share ('Common Stock"), and one hundred Series A Warrants, one hundred Series B Warrants, one hundred Series C Warrants, and one hundred Series D Warrants to purchase one share of Common Stock per warrant (collectively the "Warrants").

In connection with your request for an opinion, you have provided to me, and I have reviewed, the Company's Articles of Incorporation, Amended Articles of Incorporation, Bylaws, the Offering Statement filed to be filed with the Securities and Exchange Commission in connection with the Offering ("Offering Statement"), including the offering circular constituting a part thereof ("Offering Circular"), resolutions of the Board of Directors of the Company concerning, *inter alia*, the organization of the Company, the Offering, and the form of stock certificate approved by the Board to represent shares of Common Stock.

I understand that the Company will offer the Units for cash and non-cash consideration which includes but is not limited to cancellation of indebtedness and/or other assets of reasonable value to be determined by the Board of Directors. In this regard, I have assumed, for purposes of rendering the opinion set forth below, that (a) the fair value of the non-cash consideration will be established by a bona fide sales of that non-cash consideration made within a reasonable time; or (b) in the absence of bona fide sale of non-cash consideration, the fair value of the non-cash consideration will be as determined by an accepted standard which must be reasonable at the time the non-cash consideration is given.

Your attention is called to the fact that the opinions expressed herein are limited in all respects to matters of general corporate law. I express no opinion concerning the requirements of any other law, rule or regulation, state or federal, applicable to the Company, or the Offering.

Based upon and subject to the foregoing, it is my opinion that:

1. The Company has been duly organized and is validly existing in good standing as a corporation under the laws of the State of Colorado, with the corporate power and authority to own its property and conduct its business as now conducted as described in the Articles of Incorporation.

2. The number of Units to be sold in the Offering, the Common Stock, and the Warrants to be issued in the Offering (including the shares underlying the Warrants) will be duly authorized and, when sold and paid for in accordance with the terms set forth in the Offering Circular; when the certificates representing such shares in the form provided are duly and properly issued, they will be validly issued, fully paid, and non-assessable, with no personal liability for the payment of the Company's debts arising solely by virtue of the ownership thereof; such issuance and sale will not be in violation of or subject to any preemptive rights provided for by Colorado corporate law or by the Articles of Incorporation.

Very truly yours,

WIEZOREK & PAYNE

Anthony F. Wiezorek

ANTHONY F. WIEZOREK

AFW:le